UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from _____ to _____

Commission File Number 001-15204

Kingsway Financial Services Inc.

(Exact name of registrant as specified in its charter)

Delaware	**85-1792291**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10 S. Riverside Plaza, Suite 1520	
Chicago, IL	**60606**
(Address of principal executive offices)	(Zip Code)

1-312-766-2138

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, par value $0.01 per share	KFS	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☒   Non-accelerated filer ☐   Smaller Reporting Company ☒   Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

As of June 30, 2024, the aggregate market value of the registrant's voting common stock held by non-affiliates of registrant was $103,913,140 based upon the closing sale price of the common stock as reported by the New York Stock Exchange. Solely for purposes of this calculation, all executive officers and directors of the registrant are considered affiliates.

The number of shares, including restricted common shares, of the Registrant's Common Stock outstanding as of March 17, 2025 was 27,537,151.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Form 10-K is incorporated by reference to certain sections of the Proxy Statement for the 2025 Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission no later than 120 days after the end of our fiscal year ended December 31, 2024.

KINGSWAY FINANCIAL SERVICES INC.

Table Of Contents

Caution Regarding Forward-Looking Statements

This 2024 Annual Report on Form 10-K (the "2024 Annual Report"), including the accompanying consolidated financial statements of Kingsway Financial Services Inc. ("Kingsway") and its subsidiaries (individually and collectively referred to herein as the "Company") and the notes thereto appearing in Item 8 herein (the "Consolidated Financial Statements"), Management's Discussion and Analysis of Financial Condition and Results of Operations appearing in Item 7 herein ("MD&A"), and the other Exhibits and Financial Statement Schedules filed as a part hereof or incorporated by reference herein may contain or incorporate by reference information that includes or is based on forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

Forward-looking statements relate to future events or future performance and reflect Kingsway management's current beliefs, based on information currently available. The words "anticipate," "expect," "believe," "may," "should," "estimate," "project," "outlook," "forecast" and variations or similar words and expressions are used to identify such forward looking information, but these words are not the exclusive means of identifying forward-looking statements. Specifically, statements about (i) the Company's ability to preserve and use its net operating losses; (ii) the Company's expected liquidity; and (iii) the potential impact of volatile investment markets and other economic conditions on the Company's investment portfolio, among others, are forward-looking, and the Company may also make forward-looking statements about, among other things:

- its results of operations and financial condition (including, among other things, net and operating income, investment income and performance, return on equity and expected current returns);
- changes in industry trends and significant industry developments, especially as it relates to the automotive service contract and business services industries;
- the impact of certain guarantees and indemnities made by the Company;
- its ability to complete and integrate current or future acquisitions successfully;
- its ability execute its strategic initiatives successfully; and
- the potential impact of the uncertainties related to actual or potential changes in international, national, regional and local economic, business and financial conditions on the short and long-term economic effects on the Company's business.

For a discussion of some of the factors that could cause actual results to differ, see Item 1A, "Risk Factors" and our disclosures under the heading "Significant Accounting Policies and Critical Estimates" in MD&A in this 2024 Annual Report.

Except as expressly required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, that might arise subsequent to the date of this 2024 Annual Report.

Part I
Item 1. BUSINESS

In this report, the terms "Kingsway," the "Company," "we," "us" or "our" mean Kingsway Financial Services Inc. and all entities included in our Consolidated Financial Statements.

Kingsway Financial Services Inc. was incorporated under the Business Corporations Act (Ontario) on September 19, 1989. Effective December 31, 2018, the Company changed its jurisdiction of incorporation from the province of Ontario, Canada, to the State of Delaware. The Company's registered office is located at 10 S. Riverside Plaza, Suite 1520, Chicago, Illinois 60606. The common shares of Kingsway are listed on the NYSE under the trading symbol "KFS."

Kingsway is a holding company with operating subsidiaries located in the United States. The Company owns or controls subsidiaries primarily in the extended warranty and business services industries. Kingsway conducts its business through two reportable segments - Extended Warranty and Kingsway Search Xcelerator - that conduct their business and distribute their products and services in the United States.

Financial information about Kingsway's reportable business segments for the years ended December 31, 2024 and December 31, 2023 is contained in the following sections of this 2024 Annual Report: (i) Note 22, "Segmented Information," to the Consolidated Financial Statements; and (ii) "Results of Continuing Operations" section of MD&A.

All of the dollar amounts in this 2024 Annual Report are expressed in U.S. dollars.

FILER STATUS

On the last business day of the second quarter in 2023, the aggregate market value of the Company's shares of common stock held by non-affiliate stockholders was between $75 million and $250 million and the Company's revenue for the year ended December 31, 2023 was more than $100 million. As a result, the Company was deemed to be an accelerated filer as defined in Rule 12b-2 under the Exchange Act as of January 1, 2024. Due to the change in filer status, the Company is no longer exempt from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, and the Company's independent registered public accounting firm has evaluated and reported on the effectiveness of internal control over financial reporting at December 31, 2024.

GENERAL DEVELOPMENT OF BUSINESS

Acquisition of Image Solutions, LLC

On September 26, 2024, the Company acquired 100% of the outstanding membership interests of Image Solutions, LLC ("Image Solutions"). Image Solutions, based in Fletcher, North Carolina, is an information technology managed services provider. Image Solutions is included in the Kingsway Search Xcelerator segment.

The Company acquired Image Solutions for aggregate cash consideration of $20.4 million, less certain escrowed amounts for purposes of indemnification claims and working capital adjustments. Further information is contained in Note 4 , "Acquisitions ," to the Consolidated Financial Statements.

The closing purchase price was financed with a combination of debt financing provided by Signature Bank and cash on hand. Steel Bridge Acquisition, LLC and Image Solutions, subsidiaries of Kingsway, borrowed a total of $7.75 million, in the form of a term loan, and established a $0.5 million revolver (together, the "Image Solutions Loan") that was undrawn at close. The Image Solutions Loan has a variable interest rate equal to the greater of the Prime Rate plus 0.50%, or 7.25%. The Image Solutions Loan requires monthly payments of principal and interest. The revolver matures on September 26, 2026 and the term loan matures on September 26, 2030.

Sale of VA Lafayette, LLC

On August 16, 2024, the Company completed the sale of its subsidiary, VA Lafayette, LLC ("VA Lafayette"), to an entity associated with a current holder of the Company's Class B Preferred Stock (the sale occurred prior to negotiations regarding the issuance of the Class B Preferred Stock). VA Lafayette owned a single asset, real estate property, which was subject to a mortgage (the "LA Mortgage"). The purchase price paid by the purchaser at the closing consisted of $1.3 million in cash plus the assumption of the unpaid principal balance as of the closing of the LA Mortgage of approximately $11.8 million, netting cash proceeds of $1.1 million to Kingsway after expenses. Further information is contained in Note 5, "Disposal and Discontinued Operations," to the Consolidated Financial Statements.

Private Placement

On September 24, 2024, the Company closed on a private placement for aggregate proceeds totaling $8.3 million, resulting from the sale and issuance of 330,000 shares of a new series of Class B Preferred Stock, par value $0.01 per share ("Class B Preferred Stock") for a purchase price of $25.00 per share. The Class B Preferred Stock ranks senior to the Company's common shares. Each share of Class B Preferred Stock is convertible into 2.6316 common shares at any time at the option of the holder prior to September 24, 2031. Subject to certain adjustments set forth in the certificate of designations for the Class B Preferred Stock, the maximum number of common shares issuable upon conversion of the Class B Preferred Stock is 868,421 common shares. Further information is contained in Note 19, " Redeemable Class B Preferred Stock," to the Consolidated Financial Statements.

EXTENDED WARRANTY SEGMENT

Extended Warranty includes the following subsidiaries of the Company (collectively, "Extended Warranty"):

- IWS Acquisition Corporation ("IWS")
- Geminus Holding Company, Inc. ("Geminus")
- PWI Holdings, Inc. ("PWI")
- Trinity Warranty Solutions LLC ("Trinity")

IWS is a licensed motor vehicle service agreement company and is a provider of after-market vehicle protection services distributed by credit unions in 26 states and the District of Columbia to their members, with customers in all fifty states.

Geminus primarily sells and administers vehicle service agreements to used car buyers across the United States, through its subsidiaries, The Penn Warranty Corporation ("Penn") and Prime Auto Care Inc. ("Prime"). Penn and Prime distribute these products in 46 and 34 states, respectively, via independent used car dealerships and franchised car dealerships. Penn also sells and administers a guaranteed asset protection product ("GAP") in states where Penn is approved. The business models are supported by an internal sales and operations team.

PWI markets, sells and administers vehicle service agreements to used car buyers in all fifty states via independent used car and franchise networks of approved automobile and motorcycle dealer partners. PWI's business model is supported by an internal sales and operations team and partners with American Auto Shield ("AAS") in three states with a "white label" agreement.

Trinity sells heating, ventilation, air conditioning ("HVAC"), standby generator, commercial LED lighting and commercial refrigeration warranty products and provides equipment breakdown and maintenance support services to companies across the United States. As a seller of warranty products, Trinity markets and administers product warranty contracts for certain new and used products in the HVAC, standby generator, commercial LED lighting and commercial refrigeration industries throughout the United States. Trinity acts as an agent on behalf of the third-party insurance companies that underwrite and guaranty these warranty contracts. Trinity does not guaranty the performance underlying the warranty contracts it sells. As a provider of equipment breakdown and maintenance support services, Trinity acts as a single point of contact to its clients for both certain equipment breakdowns and scheduled maintenance of equipment. Trinity will provide such repair and breakdown services by contracting with certain HVAC providers.

Extended Warranty Products

Automotive

IWS, Geminus and PWI market and administer vehicle service agreements ("VSAs") and related products for new and used automobiles throughout the United States. IWS and PWI also market and administer VSAs for motorcycles and ATV's. A VSA is an agreement between the Company and the vehicle purchaser under which the Company agrees to replace or repair, for a specific term, designated vehicle parts in the event of a mechanical breakdown. VSAs supplement, or are in lieu of, manufacturers' warranties and provide a variety of extended coverage options. The cost of the VSA is a function of the contract term, coverage limits and type of vehicle.

- IWS serves as the administrator on all contracts it originates. VSA's range from one to seven years and/or 12,000 miles to 125,000 miles. The average term of a VSA is between four and five years.
- Geminus goes to market through its subsidiaries, Penn and Prime. Penn and Prime serve as the administrator on all contracts they originate and its VSAs range from three months to sixty months and/or 3,000 miles to 200,000 miles. Penn offers a limited product line of vehicle service agreements with unlimited miles offerings that have an average term of twelve to twenty-four months.
- PWI serves as the contract administrator and originator in all states, except for Alaska, Florida and Washington. In those states, PWI partners with American Auto Shield ("AAS") in a white label relationship where the VSAs are branded PWI,

are originated and administered by AAS, with PWI generating fee income on every contract sold. Across all states, PWI has an extensive menu of VSAs with terms starting at three months to ninety-six months and mileage bands up to 200,000 miles. Products range from basic Powertrain to the Exclusionary product ("Premier"). The average term of a VSA is twenty-four to thirty-six months.

In addition to marketing vehicle service agreements, IWS and Geminus also administer and broker a GAP product through their distribution channels. GAP generally covers a consumer's out-of-pocket amount, related to an automobile loan or lease, if the vehicle is stolen or damaged beyond repair. IWS earns a commission when a consumer purchases a GAP certificate but does not take on any insurance risk.

HVAC

Trinity sells HVAC, standby generator, commercial LED lighting and commercial refrigeration warranty products. As a seller of warranty products, Trinity markets and administers product warranty contracts for certain new and used products in the HVAC, standby generator, commercial LED lighting and commercial refrigeration industries throughout the United States. Trinity acts as an agent on behalf of the third-party insurance companies that underwrite and guaranty these warranty contracts. Trinity does not guaranty the performance underlying the warranty contracts it sells.

Trinity also provides equipment breakdown and maintenance support services to companies across the United States. As a provider of such services, Trinity acts as a single point of contact to its clients for both certain equipment breakdowns and scheduled maintenance of equipment. Trinity will provide such repair and breakdown services by contracting with certain HVAC providers.

Marketing, Distribution and Competition

No Extended Warranty customer or group of affiliated customers accounts for 10% or more of the Company's consolidated revenues, and no loss of a customer or group of affiliated customers would have a material adverse effect on the Company.

Automotive

IWS markets its products primarily through credit unions. IWS enters into an exclusive agreement with each credit union whereby the credit union receives a stipulated access fee for each vehicle service agreement issued to its members. The credit unions are served by IWS employee representatives located throughout the United States in close geographical proximity to the credit unions they serve. IWS distributes and markets its products in 26 states and the District of Columbia.

IWS focuses exclusively on the automotive finance market with its core VSA and related product offerings, while much of its competition in the credit union channel has a less targeted product approach. IWS' typical competitor takes a generalist approach to market by providing credit unions with a variety of different product offerings. They might be unable to deliver specialty expertise on par with IWS and may not give VSA products the attention they require for healthy profitability and strong risk management.

Geminus goes to market through its subsidiaries, Penn and Prime, which market their products primarily through independent automotive dealerships and franchise automotive dealerships. Penn and Prime enter into dealer wholesale agreements that allow the dealer to resell Penn and Prime vehicle service agreements at a retail rate that varies by state as they earn potential commission on the remarketing. The dealer base is serviced by the Company's employees located throughout the United States in close geographical proximity to the dealers they serve. Penn and Prime distribute and market their products in 46 and 34 states, respectively.

Penn and Prime focus exclusively on the automotive finance market with its core VSA and GAP related product offerings, while much of its competition is employee based or agent centric. Penn and Prime operate within a highly competitive environment where product pricing and options are important. Many of its competitors have a comprehensive menu of products and services available to offer the independent and franchise dealers. Penn and Prime's typical competitor's approach to market is by working through employees or agents with a variety of different product offerings. Penn and Prime solely focuses on the suite of VSA and GAP products it offers, which allows the proper attention required for healthy profitability and risk management.

PWI markets, sells and administers VSAs to used car buyers in all fifty states, primarily through a network of approved automobile dealer partners. PWI enters into an agreement with dealer partners that permits dealers to legally sell PWI products to its customers. The distribution of PWI VSAs is supported by an internal sales team geographically located around the country and in close proximity to its dealer partners.

PWI operates exclusively in the automotive finance market with its sole focus on VSAs. PWI does operate within a highly competitive environment where product pricing and product options are important. Most of its competitors have a comprehensive menu of products and services to offer the independent and franchise dealers. PWI's strategy will drive additional competitiveness by adding new products to its existing menu of VSAs. PWI's competitors are a blend of national and regional competitors implementing employee and agent-based sales models.

HVAC

Trinity directly markets and distributes its warranty products to manufacturers, distributors and installers of HVAC, standby generator, commercial LED lighting and commercial refrigeration equipment. As a provider of equipment breakdown and maintenance support, Trinity directly markets and distributes its products through its clients, which are primarily companies that directly own and operate numerous locations across the United States.

Trinity operates in an environment with few market competitors. Trinity competes on two important facets: its belief that it provides superior customer service relative to its competitors and its ability, through the support of its insurance company partners, to provide warranty solutions to a wider range of HVAC, standby generator, commercial LED lighting and commercial refrigeration equipment customers than that of its competitors.

Claims Management

Claims management is the process by which Extended Warranty determines the validity and amount of a claim. The Company believes that claims management is fundamental to its operating results. The Company's goal is to settle claims fairly for the benefit of policyholders in a manner that is consistent with the policy language and the Company's regulatory and legal obligations.

IWS, Geminus and PWI effectively and efficiently manage claims by utilizing in-house expertise and information systems. They employ an experienced claims staff, in some cases comprised of Automotive Service Excellence certified mechanics, knowledgeable in all aspects of vehicle repairs and potential claims. Additionally, each owns a proprietary database of historical claims information that has been compiled over several years. Management utilizes these databases to drive real-time pricing adjustments and strategic decision-making.

Trinity claims on warranty products are managed by the insurance companies with which Trinity partners. Trinity may, at times, act as a third-party administrator of such claims; however, at no time does Trinity bear the loss of claims on warranty products.

KINGSWAY SEARCH XCELERATOR SEGMENT

Kingsway Search Xcelerator includes the following subsidiaries of the Company (collectively, "Kingsway Search Xcelerator"), and includes the Company's unique CEO Accelerator program.

- CSuite Financial Partners, LLC ("CSuite")
- Digital Diagnostics Imaging, Inc. ("DDI")
- Image Solutions, LLC ("Image Solutions")
- Ravix Group, Inc. ("Ravix")
- Secure Nursing Service Inc. ("SNS")
- Systems Products International, Inc. ("SPI")

Kingsway Search Xcelerator's revenue is derived from the provision of various services.

Business Services

CSuite is a professional services firm that provides experienced chief financial officer and other finance professionals to its clients through a variety of flexible offerings. These offerings include project and interim staffing engagements, and contingent search services for permanent placements for its clients throughout the United States.

Ravix provides outsourced finance and human resources consulting services to its clients on a fractional basis for both projects with definitive endpoints and ongoing engagements of indeterminate length for customers throughout the United States. All services are delivered by employees who are located primarily in the United States. Ravix offers its services across four different practices:

- Operational Accounting. Offers services oriented around day-to-day financial stewardship of its clients, such as bookkeeping, accounting, financial reporting and analysis and strategic finance.
- Technical Accounting. Provides specialized expertise in areas of technical accounting, such as initial public offerings, SEC reporting and international consolidation;
- Human Resources. Offers human resources, workforce management, and compliance support; and
- Advisory Services. Focuses on managing clients through liquidations and assignment for the benefit of the creditors.

Image Solutions provides comprehensive information technology ("IT") managed services primarily in North Carolina, Kansas, Georgia, Kentucky and Tennessee. Image Solutions' services encompass a full suite of IT solutions including:

- Equipment Sales. Supplying cutting-edge technology and hardware tailored to the customer's business needs.
- Service and Maintenance. Working to keep the customer's IT infrastructure operating at peak performance with proactive support and timely repairs.
- Helpdesk Support. Delivering responsive, expert assistance designed to resolve the customer's IT challenges quickly and efficiently.

Healthcare Services

SNS provides healthcare staffing services to acute healthcare facilities on a contract or per diem basis in the United States, primarily in California. Today, SNS is primarily focused on providing temporary registered nurses and allied healthcare professionals to hospitals. SNS offers its services across two different practices:

- Travel Staffing. Offers healthcare staffing services to address the short-term needs of hospitals – contracts have a guaranteed length, which is typically 13 weeks.
- Per Diem Staffing. Offers healthcare staffing services to meet the day-to-day needs of hospitals.

DDI provides outsourced 24 hours a day and 7 days per week ("24/7") cardiac telemetry services for long-term acute care ("LTAC") and inpatient rehabilitation hospitals. Outsourcing cardiac monitoring is intended to allow hospitals to eliminate personnel callouts and human resources issues, remove distractions from onsite operations, and free up facility staff to assist directly with patient care. DDI has been operating for over 10 years and currently has a presence in 39 states and Puerto Rico. DDI offers its services as follows:

- LTAC. DDI connects to the hospital's existing installed telemetry system and outsources the telemetry department for the hospital 24/7.
- Inpatient Rehabilitation Hospitals. DDI provides mobile monitors to the hospital which automatically connect to the hospital's WiFi, and then conducts 24/7 monitoring for patients requiring the service. This is intended to allow inpatient rehabilitation hospitals to keep the patient on-site, reducing ambulatory costs and improving continuity of care.

Vertical Market Software

SPI provides software products created exclusively to serve the management needs of all types of shared-ownership properties throughout the United States, Europe, Asia, Mexico and the Caribbean.

Marketing, Distribution and Competition

No Kingsway Search Xcelerator customer or group of affiliated customers accounts for 10% or more of the Company's consolidated revenues.

Business Services

CSuite and Ravix actively markets their services via sponsorships of industry events and conferences targeted at private equity and venture capital. Ravix and CSuite receives most of their new business as a result of business networking activities, referrals from service providers and former clients.

Image Solutions actively promotes its services by partnering with local businesses, sponsoring regional events, and participating in industry-focused conferences. These efforts are strategically aimed at building relationships with small and medium-sized enterprises seeking reliable technology solutions. Additionally, competition from both regional and national managed service providers poses a constant challenge. Larger competitors may have access to broader resources and pricing advantages, while smaller providers may target niche markets, impacting Image Solutions' ability to expand its client base.

Healthcare Services

SNS primarily relies on word-of-mouth and seasoned healthcare recruiters to recruit nurses to help meet the demands of the hospitals, and SNS actively market its services through third-party lead generation channels to better meet the hospitals' clinician demand.

DDI has primarily grown through word-of-mouth referrals and also actively markets its services through traditional channels and via sponsorship of industry events and conferences.

Vertical Market Software

SPI markets its services via industry trade shows and industry conferences. Because the SPI product is a business to business software solution, SPI's target market is a subset of a larger travel market; therefore, competition is limited.

CEO Accelerator

The Company has developed a unique program, whereby it employs dedicated Operator-in-residence (or "Searcher") personnel whose sole function is to search for an appropriate business for Kingsway to acquire and then to ultimately run that business. As an example, our first Searcher, who was hired in May 2020, identified Ravix as a potential acquisition, which the Company closed on in October 2021.

The CEO Accelerator focuses on identifying and acquiring privately-held businesses with EBITDA between $1 and $3 million where the owner/operator is looking to transition from day-to-day operating responsibilities. The CEO Accelerator utilizes the proven framework and characteristics of the Search Fund acquisition model and targets industries and companies with pre-defined characteristics.

The Company believes that having a dedicated Searcher(s) – whose background includes a mix of real-world work experience and a graduate degree (usually a master's of business administration) – who is ready to transition into the role of CEO gives it a competitive advantage over traditional private equity firms and other potential acquirers of businesses in the lower middle market.

When a search ends with a successful acquisition, the Searcher transitions into an operational role as CEO of the acquired company and receives a financial incentive, in the form of various stock-based grants, in the acquired company. The awards have both time and performance vesting requirements, which aligns the incentives with those of the overall Company.

The Company currently has four full-time Searchers as of December 31, 2024. The Company intends to maintain this level – and potentially expand it – as business opportunities permit.

PRICING AND PRODUCT MANAGEMENT

Responsibility for pricing and product management rests with the Company's individual operating subsidiaries in Extended Warranty and Kingsway Search Xcelerator. In Extended Warranty, teams typically comprised of pricing actuaries, product managers and business development managers work together by territory to develop policy forms and language, rating structures, regulatory filings and new product ideas. Data solutions and claims groups within the individual operating subsidiaries track loss performance monthly to alert the operating subsidiaries' management teams to the potential need to adjust forms or rates. For the Kingsway Search Xcelerator companies, reviews of billing rates and product prices are performed regularly and rates can be adjusted to reflect prevailing marketing expectations.

INVESTMENTS

The Company manages its investments to support its liabilities, preserve capital, maintain adequate liquidity and maximize after-tax investment returns within acceptable risks:

- The fixed maturities portfolios are managed by a third-party firm and are comprised predominantly of high-quality fixed maturities with relatively short durations.
- Equity, limited liability and other investments are generally overseen by corporate.
- Limited liability investment, at fair value and investments in private companies are generally overseen by corporate, who engages third-party managers for certain holdings.

The Investment Committee of the Board of Directors is responsible for monitoring the performance of the Company's investments and compliance with the Company's investment policies and guidelines, which it reviews annually.

For further descriptions of the Company's investments, see "Investments" and "Significant Accounting Policies and Critical Estimates" in MD&A and Note 7, "Investments," and Note 23, "Fair Value of Financial Instruments," to the Consolidated Financial Statements.

REGULATORY ENVIRONMENT

Extended Warranty

Vehicle service agreements are regulated in all states in the United States, and IWS, Geminus and PWI are subject to these regulations. Most states utilize the approach of the Uniform Service Contract Act that was adopted by the National Association of

Insurance Commissioners in the early 1990's. Under that approach, states regulate vehicle service contract companies by requiring them annually to file documentation, together with a copy of the contract of insurance covering their liability under the service contracts, which complies with the particular state's regulatory requirements. IWS, Geminus and PWI are in compliance with the regulations of each state where it sells vehicle service agreements.

Certain, but not all, states regulate the sale of HVAC and equipment warranty contracts. Trinity is licensed as a service contract provider in those states where it is required.

Certain, but not all, states regulate nursing registries and supplemental healthcare staffing agencies. SNS is licensed as a nursing registry in those states where it is required.

HUMAN CAPITAL MANAGEMENT

At December 31, 2024, the Company employed 433 personnel supporting its operations, all of which were full-time employees. None of our employees is subject to a collective bargaining agreement, and we consider our relationship with our employees to be good.

We believe the skills and experience of our employees are an essential driver of our business and important to our future prospects. To attract qualified applicants and retain our employees, we offer our employees what we believe to be competitive salaries, comprehensive benefit packages, equity compensation awards, and discretionary bonuses based on a combination of seniority, individual performance and corporate performance. The principal purposes of these employee benefits are to attract, retain, reward and motivate our personnel and to provide long-term incentives that align the interests of employees with the interests of our stockholders.

ACCESS TO REPORTS

The Company's Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are made available free of charge through its website at *www.kingsway-financial.com* as soon as reasonably practicable after such material is electronically filed with, or furnished to, the U.S. Securities and Exchange Commission ("SEC").

Item 1A. Risk Factors

Most issuers, including Kingsway, are exposed to numerous risk factors that could cause actual results to differ materially from recent results or anticipated future results. The risks and uncertainties described below are those specific to the Company that we currently believe have the potential to be material, but they may not be the only ones we face. If any of the following risks, or any other risks and uncertainties that we have not yet identified or that we currently consider not to be material, actually occur or become material risks, our business, prospects, financial condition, results of operations and cash flows could be materially and adversely affected. Investors are advised to consider these factors along with the other information included in this 2024 Annual Report and to consult any further disclosures Kingsway makes in its filings with the SEC.

FINANCIAL RISK

We have outstanding recourse debt and acquisition financing, which could adversely affect our ability to obtain financing in the future, react to changes in our business and satisfy our obligations.

As of December 31, 2024, we had $15.0 million principal value of outstanding recourse subordinated debt in the form of trust preferred securities, with a redemption date of May 2033.

Additionally, we incurred indebtedness in connection with our acquisitions of PWI Holdings, Inc. and its various subsidiaries (collectively, "PWI") on December 1, 2020, Ravix Financial, Inc. ("Ravix") on October 1, 2021, CSuite Financial Partners, LLC ("CSuite") on November 1, 2022, Secure Nursing Service Inc. ("SNS") on November 18, 2022, Digital Diagnostics Inc. ("DDI") on October 26, 2023 and Image Solutions, LLC on September 26, 2024. As of December 31, 2024, we have $44.6 million principal value of such acquisition financing outstanding; however, such acquisition financing is non-recourse to other Kingsway entities.

Because of our outstanding recourse debt and acquisition financing:

- our ability to engage in acquisitions without raising additional equity or obtaining additional debt financing could be limited;
- our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or general corporate purposes and our ability to satisfy our obligations with respect to our debt may be impaired in the future;
- a portion of our cash flow must be dedicated to the payment of interest on our debt, thereby reducing the funds available to us for other purposes;
- we are exposed to the risk of increased interest rates because our outstanding subordinated debt and our outstanding acquisition financing bear interest directly related to the Secured Overnight Financing Rate ("SOFR") and the Prime Rate;

- it may be more difficult for us to satisfy our obligations to our creditors, resulting in possible defaults on, and acceleration of, such debt;
- we may be more vulnerable to general adverse economic and industry conditions and may have reduced flexibility to deploy capital or otherwise respond to changes;
- we may be at a competitive disadvantage compared to our competitors with proportionately less debt or with comparable debt on more favorable terms and, as a result, they may be better positioned to withstand economic downturns;
- our ability to refinance debt may be limited or the associated costs to do so may increase;
- our ability to transfer funds among our various subsidiaries and/or distribute such funds to the holding company are limited;
- our flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited; and
- we may be prevented from carrying out capital spending that is, among other things, necessary or important to our growth strategy and efforts to improve the operating results of our businesses.

Increases in interest rates would increase the cost of servicing our outstanding recourse debt and could adversely affect our results of operation.

Our outstanding recourse subordinate debt as of December 31, 2024 of $15.0 million principal value bears interest directly related to CME Term SOFR and our outstanding acquisition financing of $44.6 million related to the acquisitions of PWI, Ravix, CSuite, SNS, DDI and Image Solutions bears interest directly related to either SOFR or the Prime Rate. As a result, increases in CME Term SOFR, SOFR and the Prime Rate would increase the cost of servicing our debt and could adversely affect our results of operations. Each one hundred basis point increase in CME Term SOFR, SOFR or the Prime Rate would result in an approximately $0.6 million increase in our annual interest expense.

Our operations are restricted by the terms of our debt indentures, which could limit our ability to plan for or react to market conditions or meet our capital needs.

Our debt indentures contain numerous covenants that limit our ability, among other things, to make particular types of restricted payments and pay dividends or redeem capital stock. The covenants under our debt agreements could limit our ability to plan for or react to market conditions or to meet our capital needs. No assurances can be given that we will be able to maintain compliance with these covenants.

If we are not able to comply with the covenants and other requirements contained in the debt indentures, an event of default under the relevant debt instrument could occur, which could result in the acceleration of all obligations under such debt instruments.

The Board of Directors closely monitors the debt and capital position and, from time to time, recommends capital initiatives based upon the circumstances of the Company.

We may not be able to realize our investment objectives, which could significantly reduce our earnings and liquidity.

We depend on our investments for a substantial portion of our liquidity. As of December 31, 2024, our investments included $37.0 million of fixed maturities, at fair value. General economic conditions can adversely affect the markets for interest rate-sensitive instruments, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the fair value of fixed maturities. In addition, changing economic conditions can result in increased defaults by the issuers of investments that we own. Interest rates are highly sensitive to many factors, including monetary policies, domestic and international economic and political conditions and other factors beyond our control. Given the low interest rate environment that exists for fixed maturities, a significant increase in investment yields or an impairment of investments that we own could have a material adverse effect on our business, results of operations or financial condition by reducing the fair value of the investments we own, particularly if we were forced to liquidate investments at a loss.

As of December 31, 2024, our investments also included $0.7 million of limited liability investments, $2.9 million of limited liability investment, at fair value and $0.7 million of investments in private companies, at adjusted cost. These investments are less liquid than fixed maturities. General economic conditions, stock market conditions and many other factors can adversely affect the fair value of the investments we own. If circumstances necessitated us disposing of our limited liability investments prematurely in order to generate liquidity for operating purposes, we would be exposed to realizing less than their carrying value.

Our ability to achieve our investment objectives is affected by general economic conditions that are beyond our control and our own liquidity needs for operating purposes. We may not be able to realize our investment objectives, which could adversely affect our results of operations, financial condition and available cash resources.

Our business, financial condition and results of operations could be materially and adversely affected by changes in international and national economic and industry conditions.

The COVID-19 pandemic created significant disruption and uncertainty in the global economy and negatively impacted our business and results of operations and financial condition. Pandemics, including the emergence of new COVID-19 variants, may lead to adverse United States domestic and global macroeconomic effects, including adverse impacts on various industries' supply chains and automobile sales, consumer demand for our products and services, our ability to access capital, and may otherwise adversely impact the operation of our businesses, cause substantial disruption to our employees, distribution channels, investors, tenants, and customers through self-isolation, travel limitations, business restrictions, and/or other means. These effects, individually or in the aggregate, may adversely impact our businesses, financial condition, operating results and cash flows, and such adverse impacts may be material.

Additionally, actual or potential changes in international, national, regional and local economic, business and financial conditions, including recession, high inflation, changing interest rates and actual or threatened trade protection measures and creditworthiness of our customers, may negatively affect consumer preferences, perceptions, spending patterns or demographic trends, any of which could adversely affect our business, financial condition, results of operations and/or liquidity. In addition, political and social turmoil may put further pressure on economic conditions in the United States and abroad. The global economy has been periodically impacted by the effects of global economic downturns (such as those recently related to COVID-19). There can be no assurance that there will not be further such events or deterioration in the global economy. Any such economic, business, financial or political conditions may make it more difficult for us to accurately forecast and plan our future business activities.

Russia's invasion and military attacks on Ukraine have triggered significant sanctions from U.S. and European leaders. These events may escalate and have created increasingly volatile global economic conditions. Resulting changes in U.S. trade policy could trigger retaliatory actions by Russia, its allies and other affected countries, including China, resulting in a "trade war." Furthermore, if the conflict between Russia and Ukraine continues for a long period of time, or if other countries, including the U.S., become further involved in the conflict and any other military conflicts, we could face material adverse effects on our business, financial condition, results of operations and/or liquidity.

Market volatility may also make it more difficult to value certain of our investments if trading becomes less frequent and the liquidity of such investment declines. Disruptions, uncertainty and volatility in the global credit markets may also adversely affect our ability to obtain financing for future acquisitions. If financing is available, it may only be available at an unattractive cost of capital, which would decrease our profitability or result in our inability to consummate such acquisitions. There can be no assurance that market conditions will not deteriorate in the future.

Financial disruption or a prolonged economic downturn could materially and adversely affect the credit, investment and financial markets which, in turn, could materially adversely affect our business, results of operations or financial condition.

The COVID-19 pandemic has led to, and a future adverse change in market condition could lead to, instability in the global credit markets, including heightened credit risk, reduced valuation of investments and decreased economic activity. Depending on market conditions going forward, we could incur substantial realized and unrealized losses in future periods, which could have an adverse effect on our results of operations or financial condition. These market conditions may affect the Company's ability to access debt and equity capital markets. Additionally, certain trust accounts for the benefit of related companies and third parties have been established with collateral on deposit under the terms and conditions of the relevant trust agreements. The value of collateral could fall below the levels required under these agreements putting the subsidiary or subsidiaries in breach of the agreements which could expose us to damages or otherwise adversely impact our business, financial condition, operating results or cash flows.

Our cash, cash equivalents and investments could be adversely affected if the financial institutions in which we hold our cash, cash equivalents and investments fail.

We maintain cash balances at third-party financial institutions in excess of the Federal Deposit Insurance Corporation (the "FDIC") insurance limit. The FDIC took control and was appointed receiver of Silicon Valley Bank ("SVB") and New York Signature Bank ("SB") on March 10, 2023 and March 12, 2023, respectively. We do not have any direct exposure to Silicon Valley Bank or New York Signature Bank. However, if other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash, cash equivalents and investments could be threatened and may have a material adverse impact on our business, prospects, financial condition and results of operations. Moreover, events such as the closure of SVB and SB, in addition to other global macroeconomic conditions, may cause further turbulence and uncertainty in the capital markets.

We are party to a Settlement Agreement that may require us to make cash payments from time to time, which payments could materially adversely affect our business, results of operations or financial condition.

In May 2016, Aegis Security Insurance Company ("Aegis") filed a complaint for breach of contract and declaratory relief against the Company in the Eastern District of Pennsylvania alleging, among other things, that we breached a contractual obligation to indemnify Aegis for certain customs bond losses incurred by Aegis under the indemnity and hold harmless agreements provided by us to Aegis for certain customs bonds reinsured by Lincoln General Insurance Company ("Lincoln General") during the period of time that Lincoln General was a subsidiary of the Company. Lincoln General was placed into liquidation in November 2015 and Aegis subsequently invoked its rights to indemnity under the indemnity and hold harmless agreements.

Effective January 20, 2020, we entered into a Settlement Agreement with Aegis with respect to such litigation pursuant to which we agreed to pay Aegis a one-time settlement amount of $0.9 million and to reimburse Aegis for 60% of future losses that Aegis may sustain in connection with such customs bonds, up to a maximum reimbursement amount of $4.8 million. From 2020 to 2024, the Company made reimbursement payments to Aegis totaling $1.7 million in connection with the Settlement Agreement. The timing and severity of our future payments pursuant to this Settlement Agreement are not reasonably determinable. No assurances can be given, however, that we will not be required to perform under this Settlement Agreement in a manner that has a material adverse effect on our business, results of operations or financial condition.

We have generated net operating loss carryforwards for U.S. income tax purposes, but our ability to use these net operating losses could be limited by our inability to generate future taxable income.

Our U.S. businesses have generated consolidated net operating loss carryforwards ("U.S. NOLs") for U.S. federal income tax purposes of approximately $622.3 million as of December 31, 2024. These U.S. NOLs can be available to reduce income taxes that might otherwise be incurred on future U.S. taxable income and would have a positive effect on our cash flow. There can be no assurance that we will generate the taxable income in the future necessary to utilize these U.S. NOLs and realize the positive cash flow benefit. Also, almost all of our U.S. NOLs have expiration dates. There can be no assurance that, if and when we generate taxable income in the future from operations or the sale of assets or businesses, we will generate such taxable income before our U.S. NOLs expire.

We have generated U.S. NOLs, but our ability to preserve and use these U.S. NOLs could be limited or impaired by future ownership changes.

Our ability to utilize the U.S. NOLs after an "ownership change" is subject to the rules of Section 382 of the U.S. Internal Revenue Code of 1986, as amended ("Section 382"). An ownership change occurs if, among other things, the shareholders (or specified groups of shareholders) who own or have owned, directly or indirectly, five percent (5%) or more of the value of our shares or are otherwise treated as five percent (5%) shareholders under Section 382 and the regulations promulgated thereunder increase their aggregate percentage ownership of the value of our shares by more than fifty (50) percentage points over the lowest percentage of the value of the shares owned by these shareholders over a three-year rolling period. An ownership change could also be triggered by other activities, including the sale of our shares that are owned by our five percent (5%) shareholders.

In the event of an ownership change, Section 382 would impose an annual limitation on the amount of taxable income we may offset with U.S. NOLs. This annual limitation is generally equal to the product of the value of our shares on the date of the ownership change multiplied by the long-term tax-exempt rate in effect on the date of the ownership change. The long-term tax-exempt rate is published monthly by the Internal Revenue Service. Any unused Section 382 annual limitation may be carried over to later years until the applicable expiration date for the respective U.S. NOLs. In the event an ownership change as defined under Section 382 were to occur, our ability to utilize our U.S. NOLs would become substantially limited. The consequence of this limitation would be the potential loss of a significant future cash flow benefit because we would no longer be able to substantially offset future taxable income with U.S. NOLs. There can be no assurance that such ownership change will not occur in the future.

Expiration of our tax benefit preservation plan could increase the probability that we will experience an ownership change as defined under Section 382.

In order to reduce the likelihood that we would experience an ownership change without the approval of our Board of Directors, our shareholders ratified and approved the tax benefit preservation plan agreement (the "Plan"), dated as of September 28, 2010, between the Company and Computershare Investor Services Inc., as rights agent, for the sole purpose of protecting the U.S. NOLs. The Plan expired on September 28, 2013. There can be no assurance that our Board of Directors will recommend to our shareholders that a similar tax benefit preservation plan be approved to replace the expired Plan; furthermore, there can be no assurance that our shareholders would approve any new tax benefit preservation plan were our Board of Directors to present one for shareholder approval. The expiration of the Plan, without a new tax benefit preservation plan, exposes us to certain changes in share ownership that we would not be able to prevent as we would have been able to prevent under the Plan. Such changes in share ownership could trigger an ownership change as defined under Section 382 resulting in restrictions on the use of NOLs in future periods, as discussed above.

We will only be able to utilize our U.S. NOLs against the future taxable income generated by companies we acquire if we are able to include the acquired companies in our U.S. consolidated tax return group.

We have in the past acquired companies and expect to do so in the future. Our ability to include acquired companies in our U.S. consolidated tax return group is subject to the rules of Section 1504 of the U.S. Internal Revenue Code of 1986, as amended. If it were ever determined that an acquired company did not qualify to be included in our U.S. consolidated tax return group, such acquired company would be required to file a U.S. tax return separate and apart from our U.S. consolidated tax return group. In that instance, the acquired company would be required to pay U.S. income tax on its taxable income despite the existence of our U.S. NOLs, which would be a use of cash at the acquired company; furthermore, were the income tax obligation of the acquired company in such instance to be greater than its available cash, we could be obligated to contribute cash to our subsidiary to meet its income tax obligation. There can be no assurance that an acquired company will generate taxable income and, if an acquired company does generate taxable income, there can be no assurance that the acquired company will be allowed to be included in our U.S. consolidated tax return group.

We have outstanding preferred stock with rights senior to our common stock, and may issue additional preferred stock in the future.

Our Certificate of Incorporation authorizes the issuance of up to 1,000,000 shares of preferred stock, par value $0.01 per share, without stockholder approval and on terms established by our board of directors. We have outstanding shares of Class B Preferred Stock which have, and we may issue additional shares of preferred stock in the future which have, rights and preferences that are senior to the rights of our common stock.

COMPLIANCE RISK

If we fail to comply with applicable insurance and securities laws or regulatory requirements, our business, results of operations, financial condition or cash flow could be adversely affected.

As a publicly traded holding company listed on the New York Stock Exchange, we are subject to numerous laws and regulations. These laws and regulations delegate regulatory, supervisory and administrative powers to federal, provincial or state regulators.

Any failure to comply with applicable laws or regulations or the mandates of applicable regulators could result in the imposition of fines or significant restrictions on our ability to do business, which could adversely affect our results of operations or financial condition. In addition, any changes in laws or regulations (or the interpretation or application thereof, including changes to applicable case law and legal precedent) could materially adversely affect our business, results of operations or financial condition. It is not possible to predict the future effect of changing federal, state and provincial law or regulation (or the interpretation or application thereof) on our operations, and there can be no assurance that laws and regulations enacted in the future will not be more restrictive than existing laws and regulations.

Our business is subject to risks related to litigation.

In connection with our operations in the ordinary course of business, at times we are named as defendants in various actions for damages and costs allegedly sustained by the plaintiffs. While it is not possible to estimate the loss, or range of loss, if any, that would be incurred in connection with any of the various proceedings at this time, it is possible an individual action could result in a loss having a material adverse effect on our business, results of operations or financial condition.

Material weaknesses in our internal control over financial reporting could result in material misstatements in our consolidated financial statements.

We are required to evaluate the effectiveness of the design and operation of our disclosure controls and procedures under the Securities Exchange Act of 1934. In the past, we have identified the existence of material weaknesses in our internal control over financial reporting, which have since been remediated. Although we have remediated material weaknesses previously identified, we can provide no assurance that additional material weaknesses in our internal control over financial reporting will not be identified in the future and that such material weaknesses, if identified, will not result in material misstatements in our consolidated financial statements.

STRATEGIC RISK

The achievement of our strategic objectives is highly dependent on effective change management.

Over the past several years, we have restructured our operating insurance subsidiaries, including exiting states and lines of business, placing subsidiaries into voluntary run-off, terminating managing general agent relationships, hiring a new management team, selling Mendota and CMC and acquiring PWI, Ravix, CSuite, SNS, SPI, DDI and Image Solutions with the objective of focusing on our Extended Warranty and Kingsway Search Xcelerator segments, creating a more effective and efficient operating structure and focusing on profitability. These actions resulted in changes to our structure and business processes. While these changes are expected to bring us benefits in the form of a more agile and focused business, success is dependent on management effectively realizing the intended benefits. Change management may result in disruptions to the operations of the business or may cause employees to act in a manner that is inconsistent with our objectives. Any of these events could negatively affect our performance. We may not always achieve the expected cost savings and other benefits of our initiatives.

We may experience difficulty continuing to retain our holding company staff.

There can be no assurance that our businesses will produce enough cash flow to adequately compensate and retain staff and to service our other holding company obligations, particularly the interest expense burden of our remaining outstanding debt.

The highly competitive environment in which we operate could have an adverse effect on our business, results of operations or financial condition.

The vehicle service agreement market in which we compete is comprised of a number of companies, including a few large companies, which market service agreements on a national basis and have significantly more financial, marketing and management resources than we do, as well as several other companies that are somewhat similar in size to our Extended Warranty companies. There may also be other companies of which we are not aware that may be planning to enter the vehicle service agreement industry.

Competitors in our market generally compete on coverages offered, claims handling, customer service, financial stability and, to a lesser extent, price. Larger competitors of ours benefit from added advantages such as industry endorsements and preferred vendor status. We do not believe that it is in our best interest to compete solely on price. Instead, we focus our marketing on the total value experience, with an emphasis on customer service. While we historically have been able to adjust our product offering to remain competitive when competitors have focused on price, our business could be adversely affected by the loss of business to competitors offering vehicle service agreements at lower prices.

Engaging in acquisitions involves risks, and, if we are unable to effectively manage these risks, our business could be materially harmed.

From time to time, we engage in discussions concerning acquisition opportunities and, as a result of such discussions, may enter into acquisition transactions.

Acquisitions entail numerous potential risks, including the following:

• difficulties in the integration of the acquired business, including implementation of proper internal controls over financial reporting;
• assumption of unknown material liabilities;
• diversion of management's attention from other business concerns;
• failure to achieve financial or operating objectives or other anticipated benefits or synergies and/or anticipated cost savings; and
• potential loss of customers or key employees.

We may not be able to integrate or operate successfully any business, operations, personnel, services or products that we may acquire in the future.

OPERATIONAL RISK

Our Extended Warranty subsidiaries' deferred service fees may be inadequate, which would result in a reduction in our net income and could adversely affect our financial condition.

Our Extended Warranty subsidiaries' deferred service fees do not represent an exact calculation but are estimates involving actuarial and statistical projections at a given point in time of what we expect to be the remaining future revenue to be recognized in relation to our remaining future obligations to provide policy administration and claim-handling services. The process for establishing deferred service fees reflects the uncertainties and significant judgmental factors inherent in estimating the length of time and the amount of work related to our future service obligations. If we amortize the deferred service fees too quickly, we could overstate current revenues, which may result in a future significant reversal of revenue and adversely affect future reported operating results.

As time passes and more information about the remaining service obligations becomes known, the estimates are appropriately adjusted upward or downward to reflect this additional information. We cannot assure that we will not have unfavorable re-estimations in the future of our deferred service fees and that such unfavorable re-estimations will not have a material adverse effect on our business, results of operations or financial condition. In addition, we have in the past, and may in the future, acquire companies that record deferred service fees. We cannot assure that the deferred service fees of the companies that we acquire are or will be adequate.

Extended Warranty's reliance on credit unions and dealers, as well as our overall reliance on automobile sales could adversely affect our ability to maintain business.

The Extended Warranty business markets and distributes vehicle service agreements through a network of credit unions and dealers in the United States. We have competitors that offer similar products exclusively through credit unions and competitors that distribute similar products through dealers. Loss of all or a substantial portion of our existing relationships could have a material adverse effect on our business, results of operations or financial condition. Moreover, our vehicle service agreement businesses rely heavily on the sale of new and used vehicles to drive product sales. Accordingly, a significant decline in new and used automobile sales could have a material adverse effect on our business, results of operations or financial condition.

Our reliance on a limited number of warranty and maintenance support clients and customers could adversely affect our ability to maintain business.

We market and distribute our warranty products and equipment breakdown and maintenance support services through a limited number of customers and clients across the United States. Loss of all or a substantial portion of our existing customers and clients could have a material adverse effect on our business, results of operations or financial condition.

CSuite's focus on serving private equity backed businesses creates exposure to general mergers and acquisitions ("M&A") activity.

CSuite's business opportunities outside of search are correlated with M&A activities. Clients will often engage CSuite's financial executive services to prepare a business for a transaction or to assist with post-acquisition implementation. Accordingly, a major contraction of M&A activity could have a material effect on our business, results of operations or financial condition.

Ravix's concentration in venture-capital-funded startups creates exposure to the venture capital funding cycles.

Ravix focuses on venture-capital-funded companies, often in Silicon Valley, as its clients and receives a significant portion of its referrals from service providers focused on servicing the same market. Accordingly, a major contraction of available venture capital funding into companies or industries that Ravix services could have a material adverse effect on our business, results of operations or financial condition.

SNS may experience increased costs that reduce its revenue and profitability if applicable government regulations change.

The introduction of new regulatory provisions could materially raise the costs associated with hiring temporary employees such as per diem and travel nurses. For example, a state could impose sales taxes or increase sales tax rates on temporary healthcare staffing services. Furthermore, if government regulations were implemented that limit the amount SNS is permitted to charge for its services, SNS' profitability could be adversely affected.

Healthcare is a regulated industry and modifications, inaccurate interpretations or violations of any applicable statutory or regulatory requirements may result in material costs or penalties as well as litigation and could reduce SNS' revenue and profitability.

Healthcare is subject to many complex federal, state, local and international laws and regulations related to professional licensing, the payment of employees (e.g., wage and hour laws, employment taxes, arbitration agreements, and income tax withholdings, etc.) and general business operations (e.g., federal, state and local tax laws). Failure to comply with all applicable laws and regulations could result in civil and/or criminal penalties as well as litigation, injunction or other equitable remedies. SNS maintains insurance coverage for employment claims, however, SNS' insurance coverage may not be sufficient to fully cover all claims against SNS or may not continue to be available to SNS at a reasonable cost or without coverage exclusions. If SNS' insurance does not cover the claim or SNS is otherwise not able to maintain adequate insurance coverage, SNS may be exposed to substantial liabilities that would materially impact its business and financial performance.

We cannot ensure that our compliance controls, policies, and procedures will in every instance protect us from acts committed by our employees, agents, contractors, or collaborators that would violate the laws or regulations of the jurisdictions in which we operate, including, without limitation, healthcare, employment, foreign corrupt practices, trade restrictions and sanctions, environmental, competition, and privacy laws and regulations.

SNS' profitability could be adversely impacted if SNS is unable to adjust its nurse pay rates as the bill rates decline.

SNS does not have control over the bill rate from hospitals and negotiates the pay rates with the nurses who work with the company. If the bill rates decline, SNS will need to renegotiate the pay rates with its nurses and successfully recruit new nurses at lower pay rates. SNS' ability to recruit and retain nurses is contingent on SNS' ability to offer attractive assignments with competitive wages and benefits or payments.

SNS may be unable to recruit and retain enough quality nurses to meet the demand.

SNS relies on its ability to attract, develop, and retain nurses who possess the skills, experience and required licenses necessary to meet the specified requirements of the healthcare facilities. SNS competes for nurses with other temporary healthcare staffing companies. SNS relies on word-of-mouth referrals, as well as social and digital media to attract qualified nurses. If SNS' social and digital media strategy is not successful, SNS' ability to attract qualified nurses could be negatively impacted. Moreover, the competition for nurses remains high as many areas of the United States continue to experience a shortage of qualified nurses.

Image Solutions may be unable to recruit and retain enough quality IT professionals to meet the demand.

Difficulties in finding and retaining skilled talent in the IT and managed services sector remains a critical risk. The demand for qualified professionals often outpaces supply, particularly in competitive markets, which could hinder Image Solutions' ability to scale its operations or maintain service quality. This could significantly and adversely impact Image Solutions' growth trajectory, operational performance, and financial outcomes.

Disruptions or security failures in our information technology systems, including as a result of cybersecurity incidents, could create liability for us and/or limit our ability to effectively monitor, operate and control our operations and adversely affect our reputation, business, financial condition, results of operation and cash flows.

Our information technology systems facilitate our ability to monitor, operate and control our operations. Changes or modifications to our information technology systems could cause disruption to our operations or cause challenges with respect to our compliance with laws, regulations or other applicable standards. For example, delays, higher than expected costs or unsuccessful implementation of new information technology systems could adversely affect our operations. In addition, any disruption in or failure of our information technology systems to operate as expected could, depending on the magnitude of the problem, adversely affect our business, financial condition, results of operation and cash flows, including by limiting our capacity to monitor, operate and control our operations effectively. Failures of our information technology systems could also lead to violations of privacy laws, regulations, trade guidelines or practices related to our customers and employees. If our disaster recovery plans do not work as anticipated, or if the third-party vendors to which we have outsourced certain information technology or other services fail to fulfill their obligations to us, our operations may be adversely affected. Any of these circumstances could adversely affect our reputation, business, financial condition, results of operation and cash flows.

Our success depends on our ability to price accurately the risks we underwrite.

Our results of operation or financial condition depend on our ability to price accurately for a wide variety of risks. Adequate rates are necessary to generate revenues sufficient to pay expenses and to earn a profit. To price our products accurately, we must collect and properly analyze a substantial amount of data; develop, test and apply appropriate pricing techniques; closely monitor and timely recognize changes in trends; and project both severity and frequency of losses with reasonable accuracy. Our ability to undertake these efforts successfully, and as a result, price our products accurately, is subject to a number of risks and uncertainties, some of which are outside our control, including:

- the availability of reliable data and our ability to properly analyze available data;
- the uncertainties that inherently characterize estimates and assumptions;
- our selection and application of appropriate pricing techniques; and
- changes in applicable legal liability standards and in the civil litigation system generally.

Consequently, we could underprice risks, which would adversely affect our results, or we could overprice risks, which would reduce our sales volume and competitiveness. In either case, our results of operation could be materially and adversely affected.

HUMAN RESOURCES RISK

Our business depends upon key employees, and if we are unable to retain the services of these key employees or to attract and retain additional qualified personnel, our business could be adversely affected.

Our success at improving our performance will be dependent in part on our ability to retain the services of our existing key employees and to attract and retain additional qualified personnel in the future. The loss of the services of any of our key employees, or the inability to identify, hire and retain other highly qualified personnel in the future, could adversely affect our results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Identifying, assessing, and managing material cybersecurity risks is an important component of our overall enterprise risk management program.

Given our company structure, the management of cybersecurity risks involves coordination between the parent company and our subsidiaries. Senior IT leadership at the parent company and each subsidiary are responsible for developing cybersecurity programs appropriate for their respective entities, including as may be required by applicable law or regulation. The parent company has issued an IT policy that is required to be adhered to by each subsidiary, and such policy is reviewed and updated annually. It is the responsibility of each subsidiary to communicate any items required by the IT policy to the parent company.

The parent company and each of our subsidiaries are responsible for assessing and identifying material risks from cybersecurity threats, as each entity has their own unique IT infrastructure. However, based on experience, cybersecurity threats, including those resulting from any previous cybersecurity incidents, have not materially affected our Company and are not reasonably likely to materially affect our Company, including our business strategy, results of operations, or financial condition.

We have various processes for managing and mitigating risks from cybersecurity threats:

- We have an employee education program that is designed to raise awareness of cybersecurity threats to reduce our vulnerability as well as to encourage consideration of cybersecurity risks across functions.
- Our IT policy requires minimum password lengths and for passwords to be changed on a regular basis. We maintain back-ups and disaster recovery plans to restore our information in the event of an incident.

In some locations, we *may* use third-party IT providers to assist with maintaining our IT structure, including cybersecurity monitoring and testing.

Governance

Our Board of Directors plays an important role in our risk oversight and discharges its duties both as a full board and through its committees. Our Board of Directors has assigned oversight of cybersecurity risk management to the Audit Committee.

The Audit Committee receives reports from senior management of any cybersecurity incidents that may have occurred at the parent company or any of its subsidiaries. If material, the Audit Committee will bring it to the attention of the Board of Directors as promptly as practicable. If not material, the Audit Committee will bring it to the attention of the Board of Directors at its next regularly scheduled meeting.

Senior management (currently the Chief Financial Officer) receives reports from IT leadership at the parent company and each subsidiary. These individuals' expertise in IT and cybersecurity generally has been gained from a combination of education, including relevant degrees and/or certifications, and prior work experience.

Information regarding cybersecurity risks and incidents may be elevated to senior leadership through a variety of different channels, including discussions between or among subsidiary and parent company management. It is the responsibility of each subsidiary to communicate any items required by the IT policy to the parent company.

Item 2. Properties

Leased Properties

Extended Warranty leases facilities with an aggregate square footage of approximately 22,936 at five locations in three states. The latest expiration date of the existing leases is in March 2032.

Kingsway Search Xcelerator leases facilities with an aggregate square footage of approximately 11,717 at five locations in four states. The latest expiration date of the existing leases is in May 2029.

The Company leases a facility for its corporate office with an aggregate square footage of approximately 3,219 at one location in one state. The expiration date of the existing lease is in February 2028.

The properties described above are in good condition. We consider our office facilities suitable and adequate for our current levels of operations.

Item 3. Legal Proceedings

In connection with its operations in the ordinary course of business, the Company and its subsidiaries are named as defendants in various actions for damages and costs allegedly sustained by the plaintiffs. While it is not possible to estimate reasonably the loss, or range of loss, if any, that would be incurred in connection with any of the various proceedings at this time, it is possible an individual action could result in a loss having a material adverse effect on the Company's business, results of operations or financial condition.

See Note 25, "Commitments and Contingent Liabilities," to the Consolidated Financial Statements, for further information regarding the Company's legal proceedings.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common shares are listed on the New York Stock Exchange ("NYSE") under the trading symbol "KFS."

The following table sets forth, for the calendar quarters indicated, the high and low sales price for our common shares as reported on the NYSE.

	NYSE	
	High - US$	Low - US$
2024		
Quarter 4	$ 9.55	$ 8.17
Quarter 3	8.78	7.69
Quarter 2	9.29	7.86
Quarter 1	9.34	8.01
2023		
Quarter 4	$ 8.61	$ 6.46
Quarter 3	9.01	7.55
Quarter 2	9.16	8.09
Quarter 1	10.27	7.85

Shareholders of Record

As of March 14, 2025 the closing sales price of our common shares as reported by the NYSE was $7.29 per share.

As of March 17, 2025, we had 27,537,151 common shares issued and outstanding. As of March 17, 2025, there were 10 shareholders of record of our common stock. The number of shareholders of record includes one single shareholder, Cede & Co., for all of the shares held by our shareholders in individual brokerage accounts maintained at banks, brokers and institutions.

Dividends

The Company has not declared a dividend on its common shares since the first quarter of 2009. The declaration and payment of dividends is subject to the discretion of our Board of Directors after taking into account many factors, including financial condition, results of operations, anticipated cash needs and other factors deemed relevant by our Board of Directors. For a discussion of our cash resources and needs, see the "Liquidity and Capital Resources" section of MD&A.

Securities Authorized for Issuance under Equity Compensation Plans

The information required related to securities authorized for issuance under equity compensation plans is incorporated herein by reference to the Proxy Statement for our 2024 Annual Meeting of Shareholders, which will be filed with the SEC no later than 120 days after the end of our fiscal year ended December 31, 2024.

Recent Sales of Unregistered Securities

During the year ended December 31, 2024 and through the date of this 2024 Annual Report, the Company issued equity securities that were not registered under the Securities Act of 1933, as amended (the "Securities Act"), as described below. These transactions did not involve any underwriters, underwriting discounts or commissions, or any public offering. The transactions described below were exempt from the registration requirements of the Securities Act either under Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated thereunder. All recipients had adequate access, through their relationships with the Company, to information about the Company.

On September 24, 2024, the Company entered into certain Subscription Agreements pursuant to which the Company issued and sold in a private placement to accredited investors in the aggregate 330,000 shares of a newly created class of preferred stock designated Class B Preferred Stock, with a liquidation preference of $25.00 per share ("Class B Preferred Stock"), for aggregate proceeds of $8.3 million. The Company's Chief Executive Officer and President, certain members of the Company's Board of Directors, members of the KSX Advisory Board and another related party invested a total of $5.2 million in the Class B Preferred Stock private placement transaction.

On February 12 through February 24, 2025, the Company entered into certain Subscription Agreements pursuant to which the Company issued and sold in a private placement to accredited investors in the aggregate 240,000 shares of a newly created class of preferred stock designated Class C Preferred Stock, with a liquidation preference of $25.00 per share ("Class C Preferred Stock"), for aggregate proceeds of $6.0 million. Certain members of the Company's Board of Directors and another related party invested a total of $3.7 million in the Class C Preferred Stock private placement transaction.

Issuer Purchases of Equity Securities

On March 21, 2023, the Company's Board of Directors approved a security repurchase program under which the Company is authorized to repurchase up to $10.0 million of its currently issued and outstanding securities through March 22, 2024. On March 22, 2024, the Company entered into a one year extension of its existing share repurchase program. As amended, the share repurchase program will now expire on March 21, 2025; however, all the authorized amount was fully utilized as of the end of January 2025. See Note 20 ,"Shareholders' Equity," for further discussion of the share repurchase program.

There were no repurchases by us of our securities during the quarter ended December 31, 2024.

Item 6. Reserved.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis ("MD&A") of our financial condition and results of operations should be read together with the Consolidated Financial Statements included in Part II, Item 8 of this 2024 Annual Report.

OVERVIEW

Kingsway is a holding company with operating subsidiaries located in the United States. The Company owns or controls subsidiaries primarily in the extended warranty and business services industries. Kingsway conducts its business through two reportable segments: Extended Warranty and Kingsway Search Xcelerator.

Extended Warranty includes the following subsidiaries of the Company: IWS Acquisition Corporation ("IWS"), Geminus Holding Company, Inc. ("Geminus"), PWI Holdings, Inc. ("PWI") and Trinity Warranty Solutions LLC ("Trinity"). Throughout this 2024 Annual Report, the term "Extended Warranty" is used to refer to this segment.

IWS is a licensed motor vehicle service agreement company and is a provider of after-market vehicle protection services distributed by credit unions in 26 states and the District of Columbia to their members, with customers in all fifty states.

Geminus primarily sells vehicle service agreements to used car buyers across the United States, through its subsidiaries, The Penn Warranty Corporation ("Penn") and Prime Auto Care, Inc. ("Prime"). Penn and Prime distribute these products in 46 and 34 states, respectively, via independent used car dealerships and franchised car dealerships. Penn also sells and administers a guaranteed asset protection product ("GAP") in states where Penn is approved.

PWI markets, sells and administers vehicle service agreements to used car buyers in all fifty states via independent used car and franchise network of approved automobile and motorcycle dealer partners. PWI's business model is supported by an internal sales and operations team and partners with American Auto Shield in three states with a white label agreement.

Trinity sells heating, ventilation, air conditioning ("HVAC"), standby generator, commercial LED lighting and commercial refrigeration warranty products and provides equipment breakdown and maintenance support services to companies across the United States. As a seller of warranty products, Trinity markets and administers product warranty contracts for certain new and used products in the HVAC, standby generator, commercial LED lighting and commercial refrigeration industries throughout the United States. Trinity acts as an agent on behalf of the third-party insurance companies that underwrite and guaranty these warranty contracts. Trinity does not guaranty the performance underlying the warranty contracts it sells. As a provider of equipment breakdown and maintenance support services, Trinity acts as a single point of contact to its clients for both certain equipment breakdowns and scheduled maintenance of equipment. Trinity will provide such repair and breakdown services by contracting with certain HVAC providers.

Kingsway Search Xcelerator includes the Company's subsidiaries, CSuite Financial Partners, LLC ("CSuite"), Ravix Group, Inc. ("Ravix"), Secure Nursing Service LLC ("SNS"), Systems Products International, Inc. ("SPI"), Digital Diagnostics Imaging, Inc. ("DDI") and Image Solutions, LLC ("Image Solutions"). Throughout this 2024 Annual Report, the term "Kingsway Search Xcelerator" is used to refer to this segment.

CSuite is a professional services firm that provides experienced chief financial officer and other finance professionals to its clients through a variety of flexible offerings. These offerings include project and interim staffing engagements, and contingent search services for permanent placements for its clients throughout the United States.

Ravix provides outsourced financial services and human resources consulting for short or long duration engagements for customers throughout the United States.

SNS provides healthcare staffing services to acute healthcare facilities on a contract or per diem basis in the United States, primarily in California.

SPI provides software products created exclusively to serve the management needs of all types of shared-ownership properties throughout the United States, Europe, Asia, Mexico and the Caribbean.

DDI provides outsourced 24 hours a day and 7 days per week ("24/7") cardiac telemetry services for long-term acute care and inpatient rehabilitation hospitals. Outsourcing cardiac monitoring is intended to allow hospitals to eliminate personnel callouts and human resources issues, remove distractions from onsite operations, and free up facility staff to assist directly with patient care. DDI has been operating for over 10 years and currently has a presence in 39 states and Puerto Rico.

Image Solutions provides comprehensive information technology managed services, including equipment sales, service, and helpdesk support to customers primarily in North Carolina, Kansas, Georgia, Kentucky and Tennessee.

NON U.S.-GAAP FINANCIAL MEASURE

Throughout this 2024 Annual Report, we present our operations in the way we believe will be most meaningful, useful and transparent to anyone using this financial information to evaluate our performance. In addition to the U.S. GAAP presentation of net income, we present segment operating income as a non-U.S. GAAP financial measure, which we believe is valuable in managing our business and drawing comparisons to our peers. Below is a definition of our non-U.S. GAAP measure and its relationship to U.S. GAAP.

Segment Operating Income

Segment operating income represents one measure of the pretax profitability of our segments and is derived by subtracting direct segment expenses from direct segment revenues. Revenues and expenses presented in the consolidated statements of operations are not subtotaled by segment; however, this information is available in total and by segment in Note 22, "Segmented Information," to the Consolidated Financial Statements, regarding reportable segment information. The nearest comparable U.S. GAAP measure to total segment operating income is operating income that, in addition to total segment operating income, includes corporate general and administrative expenses and excludes segment non-operating other revenue (expense).

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ESTIMATES

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and classification of assets and liabilities, revenues and expenses, and the related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates. Estimates and their underlying assumptions are reviewed on an ongoing basis. Changes in estimates are recorded in the accounting period in which they are determined.

The Company's most critical accounting policies are those that are most important to the portrayal of its financial condition and results of operations, and that require the Company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. The Company has identified the following as its most critical accounting policies and judgments. Although management believes that its estimates and assumptions are reasonable, they are based upon information available when they are made, and therefore, actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

Service fee and commission revenue represents vehicle service agreement fees, guaranteed asset protection products ("GAP") commissions, maintenance support service fees, warranty product commissions, business services consulting revenue, healthcare services revenue and software license and support revenue. Revenue is based on terms of various agreements with credit unions, consumers and businesses. Customers either pay in full at the inception of a warranty contract or commission product sale, or when consulting, healthcare and software license and support services are billed, or on terms subject to the Company's customary credit reviews.

The Company's revenue recognition policy follows guidance from ASC 606, *Revenue from Contracts with Customers,* which utilizes a five-step revenue recognition framework. The Company identifies the contract with its customers and then identifies the performance obligations in the contracts. The transaction price is determined based on the amount we expect to be entitled to in exchange for providing the promised services to the customer. The transaction price is allocated to each distinct performance obligation on a relative standalone selling price basis. Revenue is recognized when performance obligations are satisfied.

Certain of the Company's contracts with customers include obligations to provide multiple services to a customer. Determining whether services are considered distinct performance obligations that should be accounted for separately from one another requires judgment. Revenue from GAP commissions and software license and support contain multiple distinct performance obligations that are accounted for separately.

Judgment is required to determine the standalone selling price ("SASP") for each distinct performance obligation. Revenue is allocated to each performance obligation based on the relative SASP. SASP are not directly observable in the GAP and software license and support contracts for the separate performance obligations.

For the GAP contracts, the Company has applied the expected cost plus a margin approach to develop models to estimate the SASP for each of its performance obligations in order to allocate the transaction price to the two separate performance obligations identified. In these models, the Company makes judgments about which of its actual costs are associated with each of the performance obligations. The relative percentage of expected costs plus a margin associated with these performance obligations is applied to the transaction price to determine the estimated SASP of the performance obligations, which the Company recognizes as earned as services are performed over the term of the contract period.

For software license and support contracts, the Company's software licenses are sold as term licenses, and the contracts include software support services, which are accounted for as separate performance obligations. Revenue is recognized upfront at the point in time when control is transferred, which is defined as the point in time when the customer can use and benefit from the license. The Company recognizes the portion of the transaction price allocated to the software license on a residual basis. The residual basis is used to allocate revenue when the contract arrangement includes a software license and has at least one performance obligation for which the SASP is observable, such as the software support services. The residual method is used as the selling price for software licenses in circumstances when the transaction price is highly variable and the SASP is not discernable from past transactions or other observable evidence. The Company evaluates the residual approach estimate compared to all available observable data in order to conclude the estimate is representative of its SASP. Software support revenue is recognized ratably over the contract period as services are rendered. The SASP of software support is consistent with the stand-alone pricing of subsequent software support renewals. For certain SPI contracts, the transaction price of the software license is billed in installments, typically over a three to five year period. The Company allocates a portion of the consideration received from these arrangements to a financing component when it determines that a significant financing component exists. The financing component is subsequently recognized as interest income separate from software license and support fee revenue over the term of the arrangement with the customer. Pursuant to practical expedients afforded under ASC 606, the Company does not recognize a financing component for software license sales that have a term of one year or less.

In certain jurisdictions the Company is required to refund to a customer a pro-rata share of the vehicle service agreement fees if a customer cancels the agreement prior to the end of the term. Depending on the jurisdiction, the Company may be entitled to deduct from the refund a cancellation fee and/or amounts for claims incurred prior to cancellation. While refunds vary depending on the term and type of product offered, historically refunds have averaged 5.83% to 12.00% of the original amount of the vehicle service agreement fee. Revenues recorded by the Company are net of variable consideration related to refunds and the associated refund liability is included in accrued expenses and other liabilities. The Company estimates refunds based on the actual historical refund rates by warranty type taking into consideration current observable refund trends in estimating the expected amount of future customer refunds to be paid at each reporting period.

Refer to Note 2, "Summary of Significant Accounting Policies," to the Consolidated Financial Statements for information about our revenue recognition accounting policies.

Valuation of Fixed Maturity Investments

For fixed maturity investments, we use observable inputs such as quoted prices for similar assets in active markets; quoted prices for identical or similar assets in markets that are inactive; or valuations based on models where the significant inputs are observable or can be corroborated by observable market data. We do not have any fixed maturities in our portfolio that require us to use unobservable inputs. The Company engages a third-party vendor who utilizes third-party pricing sources and primarily employs a market approach to determine the fair values of our fixed maturities. The market approach includes primarily obtaining prices from independent third-party pricing services as well as, to a lesser extent, quotes from broker-dealers. Our third-party vendor also monitors market indicators, as well as industry and economic events, to ensure pricing is appropriate. All classes of our fixed maturities are valued using this technique. We have obtained an understanding of our third-party vendor's valuation methodologies and inputs. Fair values obtained from our third-party vendor are not adjusted by the Company.

Gains and losses realized on the disposition of investments are determined on the first-in first-out basis and credited or charged to the consolidated statements of operations. Premium and discount on investments are amortized using the interest method and charged or credited to net investment income.

Fixed maturity investments are exposed to various risks, such as interest rate risk, credit risk and overall market volatility risk. Accordingly, it is reasonably possible that changes in the fair values of the Company's investments reported at fair value will occur in the near term and such changes could materially affect the amounts reported in the consolidated financial statements.

Impairment Assessment of Investments

The establishment of an impairment loss on an investment requires a number of judgments and estimates. A consistent and systematic process is followed for determining and recording an impairment loss, including the evaluation of securities in an unrealized loss position and securities with an allowance for credit losses.

We perform a quarterly analysis of our investments classified as available-for-sale fixed maturity investments and other investments to determine if an impairment loss has occurred.

If the decline in fair value is due to credit factors and the Company does not expect to receive cash flows sufficient to support the entire amortized cost basis, the credit loss is reported in the consolidated statements of operations in the period that the declines are evaluated. Significant judgment is required in the determination of whether a credit loss has occurred for a security. The Company considers all available evidence when determining whether a security requires a credit allowance to be recorded, including the following:

- the extent to which the fair value has been less than amortized cost;
- the financial condition and expected near-term and long term prospects of the issuer;

- whether the issuer is current with interest and principal payments;
- credit ratings on the security or changes in ratings over time;
- general market conditions, industry, sector or other specific factors; and
- whether the Company expects to receive cash flows sufficient to recover the entire amortized cost basis of the security.

As a result of the analysis performed, the Company recorded no impairment losses related to available-for-sale fixed maturity investments or other investments during the year ended December 31, 2024.

See "Investments" section below and Note 7, "Investments," to the Consolidated Financial Statements for further information.

Valuation of Limited Liability Investment, at Fair Value

Limited liability investment, at fair value represents the underlying investments of the Company's consolidated entity, Argo Holdings Fund I, LLC ("Argo Holdings"). The Company accounts for this investment at fair value with changes in fair value reported in the consolidated statements of operations.

Argo Holdings makes investments in limited liability companies and limited partnerships that hold investments in private operating companies. The fair value of Argo Holdings' limited liability investments that hold investments in private operating companies is valued using a market approach.

Refer to Note 23, "Fair Value of Financial Instruments," to the Consolidated Financial Statements for further information.

Valuation of Deferred Income Taxes

The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in our consolidated financial statements. In determining our provision for income taxes, we interpret tax legislation in a variety of jurisdictions and make assumptions about the expected timing of the reversal of deferred income tax assets and liabilities and the valuation of deferred income taxes.

The ultimate realization of the deferred income tax asset balance is dependent upon the generation of future taxable income during the periods in which the Company's temporary differences reverse and become deductible. A valuation allowance is established when it is more likely than not that all or a portion of the deferred income tax asset balance will not be realized. In determining whether a valuation allowance is needed, management considers all available positive and negative evidence affecting specific deferred income tax asset balances, including the Company's historical and anticipated future performance, the reversal of deferred income tax liabilities, and the availability of tax planning strategies.

Objective positive evidence is necessary to support a conclusion that a valuation allowance is not needed for all or a portion of a company's deferred income tax asset balances when significant negative evidence exists. Cumulative losses are the most compelling form of negative evidence considered by management in this determination. To the extent a valuation allowance is established in a period, an expense must be recorded within the income tax provision in the consolidated statements of operations. As of December 31, 2024, the Company maintains a valuation allowance of $130.7 million. The largest component of the U.S. deferred income tax asset balance relates to tax loss carryforwards that have arisen as a result of losses generated from the Company's U.S. operations. Uncertainty over the Company's ability to utilize these losses over the short-term has led the Company to record a valuation allowance.

Future events may result in the valuation allowance being adjusted, which could materially affect our financial position and results of operations. If sufficient positive evidence were to arise in the future indicating that all or a portion of the deferred income tax assets would meet the more likely than not standard, all or a portion of the valuation allowance would be reversed in the period that such a conclusion was reached, which would beneficially impact our results of operations.

Accounting for Business Combinations

The Company evaluates acquisitions in accordance with Accounting Standards Codification 805, *Business Combinations* ("ASC 805"), to determine if a transaction represents an acquisition of a business or an acquisition of assets.

An acquisition of a business represents a business combination. The acquisition method of accounting is used to account for a business combination by assigning the purchase price to tangible and intangible assets acquired and liabilities assumed. Assets acquired and liabilities assumed are recorded at their fair values and the excess of the purchase price over the amounts assigned is recorded as goodwill. We determine the fair value of such assets and liabilities, often in consultation with third-party valuation advisors. Determining the fair value of assets acquired and liabilities assumed requires significant judgment and estimates, including the selection of valuation methodologies, estimates of future revenue, costs and cash flows, discount rates, royalty rates, and selection of comparable companies. The resulting fair values and useful lives assigned to acquisition-related intangible assets impact the amount and timing of future amortization expense. Acquired intangible assets with finite lives are amortized over their estimated useful lives. Adjustments to fair value assessments are recorded to goodwill over the measurement period, which is not to exceed one year but is considered complete once all necessary information is available to management to estimate fair value. Acquisition costs related to a business combination are expensed as incurred.

Valuation and Impairment Assessment of Intangible Assets

Intangible assets are recorded at their estimated fair values at the date of acquisition. Intangible assets with definite useful lives consist of developed technology and customer relationships. Intangible assets with definite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. If circumstances require that a definite-lived intangible asset be tested for possible impairment, we first compare the undiscounted cash flows expected to be generated by that definite-lived intangible asset to its carrying amount. If the carrying amount of the definite-lived intangible asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value.

Indefinite-lived intangible assets consist of trade names, which are assessed for impairment annually as of November 30, or more frequently if events or circumstances indicate that the carrying value may not be recoverable. The Company may perform its impairment test for any indefinite-lived intangible asset through a qualitative assessment or elect to proceed directly to a quantitative impairment test; however, the Company may resume a qualitative assessment in any subsequent period if facts and circumstances permit.

Under the qualitative approach, the impairment test consists of an assessment of whether it is more likely than not that an indefinite-lived intangible asset is impaired. If the Company elects to bypass the qualitative assessment for any indefinite-lived intangible asset, or if a qualitative assessment indicates it is more likely than not that the estimated carrying amount of such asset exceeds its fair value, the Company performs a quantitative test. Factors that could trigger a quantitative impairment review include, but are not limited to, significant under performance relative to historical or projected future operating results and significant negative industry or economic trends.

At March 31, 2024, June 30, 2024, September 30, 2024 and November 30, 2024, the Company determined that certain trade names should be further examined under a quantitative approach due to actual revenue coming in lower than previous projections. Based upon these quantitative assessments, the Company recorded impairment charges of $2.1 million during 2024 related to the SNS, CSuite and Ravix indefinite-lived trade names. The fair value of the SNS, CSuite and Ravix trade names were estimated using the relief-from-royalty method. The significant unobservable inputs used in the relief-from-royalty method, which are level 3 inputs, include a royalty rate and discount rate. The reduction in value is primarily due to higher discount rates and a reduction in projected revenue. Future impairments may be recorded if discount rates increase further, or if actual revenue falls short of current projections. The valuation of these assets is not dependent on the underlying profit or loss generated by the respective business. Therefore, even if a change in revenue does not have a significant impact on operating results, it could significantly impact the fair value of the trade name. No impairment charges were recorded against intangible assets in 2023.

Additional information regarding our intangible assets is included in Note 9, "Intangible Assets," to the Consolidated Financial Statements.

Goodwill Recoverability

Goodwill is assessed for impairment annually as of November 30, or more frequently if events or circumstances indicate that the carrying value may not be recoverable. In evaluating the recoverability of goodwill, the Company estimates the fair value of its reporting units and compares it to the carrying value. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to such excess.

For Extended Warranty, the Company estimates the fair value using a valuation technique based on observed market capitalization multiples of earnings before interest, taxes, depreciation and amortization ("EBITDA") for a group of publicly traded insurance services and insurance brokerage companies, an approach that the Company views as a technique consistent with the objective of measuring fair value consistent with prior years' assessments performed.

For the reporting units within Kingsway Search Xcelerator, the Company estimates the fair value using a valuation technique based on observed market capitalization multiples of EBITDA from its recent acquisitions of similar businesses.

For the Argo Management reporting unit, the Company estimates the fair value using a discounted cash flow analysis that includes estimates of future cash flows expected to be generated by the business and recent market transactions related to the investments owned by Argo Holdings.

Estimating the fair value of reporting units requires the use of significant judgments that are based on a number of factors including actual operating results, internal forecasts, market observable pricing multiples of similar businesses and comparable transactions and determining the appropriate discount rate and long-term growth rate assumptions. There are inherent uncertainties related to these factors and management's judgment in applying them to the analysis of goodwill impairment. It is reasonably possible that the judgments and estimates described above could change in future periods.

Although the Company believes its estimates of fair value are reasonable, actual financial results could differ from those estimates due to the inherent uncertainty involved in making such estimates. Changes in assumptions concerning future financial results or other underlying assumptions could have a significant impact on either the fair value of the reporting units, the amount of the goodwill impairment charge, or both.

Based upon the impairment assessments performed at November 30, 2024, the Company recorded an impairment charge of $0.7 million during 2024 related to the Argo Management reporting unit. No impairment charges were recorded against goodwill for the Company's other reporting units in 2024, as the estimated fair values of the Company's other reporting units exceeded their respective carrying values. No impairment charges were recorded against goodwill in 2023.

Additional information regarding our goodwill is included in Note 8, "Goodwill," to the Consolidated Financial Statements.

Fair Value Assumptions for Subordinated Debt Obligations

Our subordinated debt is measured and reported at fair value. The fair value of the subordinated debt is calculated using a model based on significant market observable inputs and inputs developed by a third-party. These inputs include credit spread assumptions developed by a third-party and market observable swap rates. The following summarizes the impacts:

Impact of Rate Change on Fair Value	2024 Result	2023 Result
SOFR: increase causes fair value to increase; decrease causes fair value to decrease	Decrease to fair value	Increase to fair value
Risk free rate: increase causes fair value to decrease; decrease causes fair value to increase	Increase to fair value	Increase to fair value

The other primary variable affecting the fair value of debt calculation is the passage of time, which will always have the effect of increasing the fair value of debt.

Therefore, changes in the underlying interest rates used would cause the fair value to be impacted, but only impacts the income statement (or comprehensive income/loss for the portion related to credit risk) and does not impact cash flows.

Fair Value Assumptions for Subsidiary Stock-Based Compensation Awards

Certain of the Company's subsidiaries have made grants of restricted stock awards or restricted unit awards (together "Subsidiary Restricted Awards"). The Subsidiary Restricted Awards are measured at fair value on the date of grant and recognized as compensation expense on a straight-line basis over the requisite service period during which awards are expected to vest, with a corresponding increase to either additional paid-in capital for equity-classified awards or to a liability for liability-classified awards. Certain of the Subsidiary Restricted Awards are classified as a liability because the awards are expected to settle in cash. Liability-classified awards, included in accrued expenses and other liabilities in the consolidated balance sheets, are measured and reported at fair value on the date of grant and are remeasured each reporting period. The Subsidiary Restricted Awards contain performance vesting and/or market vesting conditions. Performance vesting conditions are reviewed quarterly to assess the probability of achievement of the performance condition. Compensation expense is adjusted when a change in the assessment of achievement of the specific performance condition is determined to be probable. Compensation expense is recognized on a straight-line basis for awards subject to market conditions regardless of whether the market condition is satisfied, provided that the requisite service has been provided. Forfeitures are recognized in the period that Subsidiary Restricted Awards are forfeited.

The determination of fair value of the Subsidiary Restricted Awards is subjective and involves significant estimates and assumptions of whether the awards will achieve performance thresholds. The fair value of the Subsidiary Restricted Awards is estimated using either the Black-Scholes option pricing model and/or the Monte Carlo simulation model to derive certain inputs. The determination of the grant date fair value using the Black-Scholes option-pricing model is affected by subjective assumptions, including the expected term of the awards, expected volatility over the expected term of the awards, expected dividend yield, and risk-free interest rates. The determination of the grant date fair value using the Monte Carlo simulation model is affected by subjective assumptions, including the expected term of the awards, expected volatility over the expected term of the awards and risk-free interest rates. The assumptions used in the Company's Black-Scholes option-pricing and Monte Carlo simulation models requires significant judgment and represents management's best estimates.

RESULTS OF CONTINUING OPERATIONS

A reconciliation of total segment operating income to net (loss) income for the years ended December 31, 2024 and December 31, 2023 is presented in Table 1 below:

Table 1 Segment Operating Income for the Years Ended December 31, 2024 and December 31, 2023
For the years ended December 31 (in thousands of dollars)

	2024	2023	Change
Segment operating income			
Extended Warranty	5,942	6,983	(1,041)
Kingsway Search Xcelerator	5,662	5,252	410
Total segment operating income	11,604	12,235	(631)
Net investment income	1,432	1,804	(372)
Net realized gains	1,557	761	796
Net (loss) gain on equity investments	(3)	3,397	(3,400)
Gain on change in fair value of limited liability investments, at fair value	342	78	264
Net change in unrealized gain on private company investments	—	63	(63)
Impairment losses on investments	—	(229)	229
Loss on change in fair value of derivative asset option contracts	—	(1,366)	1,366
Interest expense	(4,790)	(6,250)	1,460
General and administrative expenses and other revenue not allocated to segments, net	(8,892)	(12,823)	3,931
Amortization of intangible assets	(6,304)	(5,909)	(395)
Impairment of goodwill and intangible assets	(2,848)	—	(2,848)
Loss on change in fair value of debt	(198)	(68)	(130)
Gain on disposal of subsidiary	—	342	(342)
(Loss) gain on extinguishment of debt	(160)	31,616	(31,776)
(Loss) income from continuing operations before income tax benefit	(8,260)	23,651	(31,911)
Income tax benefit	(147)	(1,899)	1,752
(Loss) income from continuing operations	(8,113)	25,550	(33,663)
Income from discontinued operations, net of taxes	438	450	(12)
Loss on disposal of discontinued operations, net of taxes	(620)	(1,988)	1,368
Net (loss) income	(8,295)	24,012	(32,307)

Segment Operating Income, (Loss) Income from Continuing Operations and Net (Loss) Income

For the year ended December 31, 2024, we reported segment operating income of $11.6 million compared to $12.2 million for the year ended December 31, 2023.

For the year ended December 31, 2024, we reported loss from continuing operations of $8.1 million compared to income from continuing operations of $25.6 million for the year ended December 31, 2023.

For the year ended December 31, 2024, we reported net loss of $8.3 million compared to net income of $24.0 million for the year ended December 31, 2023. For the years ended December 31, 2024 and December 31, 2023, the income from discontinued operations and the loss on disposal of discontinued operations is related to VA Lafayette. See to Note 5, "Disposal and Discontinued Operations," to the Consolidated Financial Statements, for further information related to the sale of VA Lafayette.

The discussion below highlights the key drivers of the current and prior year results.

Extended Warranty

The Extended Warranty service fee and commission revenue increased 1.0% (or $0.7 million) to $68.9 million for the year ended December 31, 2024 compared with $68.2 million for the year ended December 31, 2023, while cash sales were up 3.6% in 2024. Service fee and commission revenue was impacted by the following in 2024:

- A $0.4 million increase at Geminus, due to an increase in the number of contracts sold;
- A $0.3 million increase at IWS, primarily due to an increase in both contracts sold and revenue per contract resulting from a significant improvement in sales at a key credit union and the onboarding of new credit unions in 2024;
- A $0.1 million increase at Trinity, as an increase in the sale of warranty products more than offset a slight decline in maintenance revenue; and
- A $0.2 million decrease at PWI. PWI had fewer contracts sold in 2024 than 2023; however, PWI's cash sales were stronger in 2024 than in 2023.

The Extended Warranty operating income was $5.9 million for the year ended December 31, 2024 compared with $7.0 million for the year ended December 31, 2023. We saw an increase in claims paid at our auto Extended Warranty companies, primarily due to inflationary pressures on the cost of parts and labor; however, the year-over-year increase was lower in the second half of 2024 than the first half. The total number of claims was down 4.6% in 2024 compared to 2023.

Operating income was primarily impacted by the following:

- A $0.1 million increase at Geminus to $0.6 million, as an increase in revenue and a decrease in general expenses were nearly offset by increased claims and commission expenses;
- A $0.8 million decrease at PWI to $1.2 million, due to lower revenues and higher claims expense and commission expense, which more than offset the benefits from lower general and administrative expenses compared to 2023;
- A $0.3 million decrease at IWS to $3.0 million, primarily due to higher claims, commission expense and general and administrative expenses; which more than offset the benefits from higher revenue compared to 2023; and
- Trinity operating income remained flat at $1.1 million in both 2024 and 2023; margins improved in 2024 while 2023 included warranty profit share releases that did not occur in 2024.

Kingsway Search Xcelerator

The Kingsway Search Xcelerator revenue increased to $40.5 million for the year ended December 31, 2024 compared with $35.0 million for the year ended December 31, 2023. Kingsway Search Xcelerator operating income was $5.7 million for the year ended December 31, 2024 compared with $5.3 million for the year ended December 31, 2023. Revenue and operating income were primarily impacted by the following:

- Ravix operating income decreased $0.1 million to $3.3 million, primarily due to decreased revenue, partially offset by a decrease in costs of services sold compared to 2023 (gross margin improved 200 bps in 2024 compared to 2023);
- SNS operating income decreased by $1.3 million to $0.3 million, primarily due to a decrease in revenue and higher general and administration expenses, partially offset by lower cost of sales compared to 2023 gross margin was essentially flat in 2024 and SNS had significantly more travel shifts in the second half of 2024 than the first half;
- CSuite operating loss increased $0.1 million to $0.1 million, primarily due to a decrease in revenue, partially offset by lower cost of sales and general and administrative expenses compared to 2023;
- The inclusion of DDI for twelve months during 2024 following its acquisition effective October 26, 2023. During 2024, DDI had revenue and operating income of $5.8 million and $1.0 million, respectively, added more hospital locations and opened a second monitoring facility in Salt Lake City, UT that will support future growth;
- The inclusion of SPI for twelve months during 2024 following its acquisition effective September 7, 2023. For 2024, SPI had revenue and operating income of $3.5 million and $0.4 million, respectively; and
- The revenue and operating income derived from Image Solutions, which was acquired on September 26, 2024. Image Solutions had revenue and operating income of $2.5 million and $0.6 million, respectively, from its date of acquisition through December 31, 2024.

Net Investment Income

Net investment income was $1.4 million in 2024 compared to $1.8 million in 2023. The decrease in 2024 primarily relates to less income from cash equivalents, as a result of a decrease in the cash equivalents balance (in the first quarter of 2023 the Company was holding cash that was used to repurchase some of its subordinated debt), more equity pick-up loss related to limited liability investments and less preferred interest income at Argo Holdings Fund I, LLC ("Argo Holdings"). These decreases were partially offset by an increase in investment income from fixed maturities and interest income related to the significant financing component for certain SPI contracts.

Net Realized Gains

The Company recorded net realized gains of $1.6 million in 2024 compared to $0.8 million in 2023. The net realized gains for 2024 primarily relate to realized gains recognized by Argo Holdings and a net realized gain related to the sale of one of the private company investments. The net realized gains for 2023 primarily relate to realized gains recognized by Argo Holdings and net realized gains on sales of limited liability investments.

Net (Loss) Gain on Equity Investments

Net loss on equity investments was less than $0.1 million in 2024 compared to a net gain of $3.4 million in 2023. The net gain for 2023 primarily relates to the Company's former investment in Limbach Holdings, Inc. ("Limbach"). Prior to the second quarter of 2023, the Company held warrants in Limbach. During the first quarter of 2023, the underlying common stock price of Limbach increased, resulting in an increase in the fair value of the warrants held at March 31, 2023. During the second quarter of 2023, the Company completed a cashless exercise of its Limbach warrants. During the third quarter of 2023, the Company sold all of its shares of Limbach common stock.

Gain on Change in Fair Value of Limited Liability Investments, at Fair Value

Gain on change in fair value of limited liability investments, at fair value was $0.3 million in 2024 compared to $0.1 million in 2023. The gain for the year ended December 31, 2024 represents an increase in fair value related to Argo Holdings. The gain for the year ended December 31, 2023 represents an increase in fair value of $0.7 million related to Argo Holdings, partially offset by a decrease in fair value of $0.6 million related to Net Lease Investment Grade Portfolio LLC ("Net Lease"). During the second quarter of 2023, the Company recorded the sale of Net Lease's final investment property, and as such, Argo Holdings is the only asset group left in this category.

Loss on Change in Fair Value of Derivative Asset Option Contracts

Loss on change in fair value of derivative asset option contracts was zero in 2024 compared to $1.4 million in 2023. The derivative contract relates to three trust preferred debt repurchase option agreements the Company entered into during the third quarter of 2022. The Company exercised the repurchase options during the first quarter of 2023.

Refer to Note 11, "Derivatives," to the Consolidated Financial Statements, for further information on the option agreements.

Interest Expense

Interest expense for 2024 was $4.8 million compared to $6.4 million in 2023. The decrease in 2024 is primarily attributable to:

- A decrease of $2.0 million on the Company's subordinated debt. On March 22, 2023, the Company repurchased TruPs debt having a principal amount of $75.5 million. As a result, interest expense for 2024 and the last three quarters of 2023 relates only to the one remaining TruPs debt instrument outstanding. The Company's subordinated debt bore interest at the rate of LIBOR, plus spreads ranging from 3.85% to 4.20%. Effective July 3, 2023, the index used for determining the interest rate for the remaining trust preferred debt instrument converted from LIBOR to CME Term SOFR;
- A decrease of $0.1 million related to the 2021 Ravix Loan, which has an annual interest rate equal to the greater of the Prime Rate plus 0.5%, or 3.75% (current rate of 8.00%);
- A decrease of $0.1 million related to the 2022 Ravix Loan, which has an annual interest rate equal to the Prime Rate plus 0.75% (current rate of 8.25%);
- A decrease of $0.2 million related to the SNS Loan, which has an annual interest rate equal to the greater of the Prime Rate plus 0.5%, or 5.00% (current rate of 8.00%);
- An increase of $0.4 million related to the $6.0 million DDI Loan, which was effective October 26, 2023 and has an annual interest rate equal to the Prime Rate plus 0.5%, or 5.00% (current rate of 8.00%);
- An increase of $0.2 million related to the 2020 KWH Loan. During the first quarter of 2024, KWH borrowed $3.5 million under the KWH DDTL and an additional $0.5 million under the KWH Revolver. Also during the first quarter of 2024, the KWH swap expired. During the second quarter of 2024, KWH entered into an amendment to the 2020 KWH Loan whereby KWH borrowed $15.0 million and used the proceeds to repay the existing loan balances. During the third quarter of 2024, KWH borrowed $5.5 million under the KWH DDTL and $1.0 million under the KWH Revolver. During the fourth quarter of 2024, KWH borrowed an additional $0.5 million under the KWH DDTL. These events resulted in higher interest expense related to the KWH Loan during 2024 compared to 2023; and

- An increase of $0.2 million related to the new $7.75 million Image Solutions Loan, which was effective September 26, 2024 and has an annual interest rate equal to the Prime Rate plus 0.5%, or 7.25% (current rate of 8.00%).

See Note 12, "Debt," to the Consolidated Financial Statements, for further details.

General and Administrative Expenses and Other Revenue not Allocated to Segments, Net

General and administrative expenses and other revenue not allocated to segments was a net expense of $8.9 million in 2024 compared to $12.8 million in 2023. Included are primarily expenses associated with our corporate holding company, as well as revenue and expenses associated with our various other investments that are accounted for on a consolidated basis.

The decrease in net expense for 2024 is primarily attributable to management fees of $1.8 million paid to the external managers of two previously consolidated entities during 2023; as well as lower general expenses in 2024 compared to 2023.

Impairment of Goodwill and Intangible Assets

Impairment of goodwill and intangible assets was $2.8 million in 2024 compared to zero in 2023. The Company's goodwill and indefinite-lived intangible assets are assessed for impairment annually as of November 30, or more frequently if events or circumstances indicate that the carrying value may not be recoverable.

Based on the quantitative assessment performed at November 30, 2024, the Company recorded a goodwill impairment charge of $0.7 million during 2024 related to the Argo Management reporting unit. No impairment charges were recorded against goodwill for the Company's other reporting units in 2024, as the estimated fair values of the Company's other reporting units exceeded their respective carrying values.

The Company's indefinite-lived intangible assets consist of trade names. At March 31, 2024, June 30, 2024, September 30, 2024 and November 30, 2024, the Company determined that certain of its trade name intangible assets should be further examined under a quantitative approach due to actual revenue coming in lower than previous projections. Based upon this assessment, the Company recorded an impairment charge of $2.1 million during 2024 related to the SNS, CSuite and Ravix indefinite-lived trade names. The reduction in value is primarily due to higher discount rates and a reduction in projected revenue. The valuation of these assets is not dependent on the underlying profit or loss generated by the respective business. Therefore, even if a change in revenue does not have a significant impact on operating results, it could significantly impact the fair value of the trade name.

Loss on Change in Fair Value of Debt

The loss on change in fair value of debt amounted to $0.2 million in 2024 compared to $0.1 million in 2023. During the first quarter of 2023, the Company repurchased TruPs debt having a principal amount of $75.5 million. The change in fair value related to the repurchased TruPs debt was a gain of $0.3 million and the change in fair value related to the remaining TruPs debt instrument was a loss of $0.3 million during the year ended December 31, 2023.

The loss for 2024 and 2023 reflects changes in the fair value of the subordinated debt resulting primarily from changes in interest rates used (not related to instrument-specific credit risk). See "Debt" section below for further information.

Gain on Disposal of Subsidiary

On July 29, 2022, the Company sold its 80% majority-owned subsidiary, Professional Warranty Service Corporation ("PWSC"). At the time of the sale, the Company recognized a net gain on disposal. During 2023, the Company recorded an additional gain on disposal of PWSC of $0.3 million related to the working capital true-up and release of indemnity funds that were held in escrow. The sale of PWSC did not represent a strategic shift that would have a major effect on the Company's operations or financial results; therefore, PWSC is not presented as a discontinued operation.

(Loss) Gain on Extinguishment of Debt

During the second quarter of 2024, there was a modification to the 2020 KWH Loan. During 2024, loss on extinguishment of debt of $0.2 million relates to the write-down of the unamortized debt discount and issuance costs from the 2020 KWH Loan at the modification date, since the original debt was fully repaid as part of the modification.

During 2023, gain on extinguishment of debt consists of a $31.6 million gain related to the repurchase of TruPs debt having a principal amount of $75.5 million. The gain on extinguishment of debt results from removing the fair value of the debt, trust preferred debt repurchase options, deferred interest payable and accumulated other comprehensive income related to the repurchased TruPs from the Company's consolidated balance sheet at the repurchase date.

See Note 12, "Debt," to the Consolidated Financial Statements, for further discussion.

Income Tax Benefit

Income tax benefit for 2024 was $0.1 million compared to $1.9 million in 2023. The 2024 and 2023 income tax benefit is primarily related to:

- An income tax benefit of $0.2 million and zero in 2024 and 2023, respectively, for the partial release of the Company's deferred income tax valuation allowance associated with business interest expense with an indefinite life;
- An income tax expense of $0.1 million and an income tax benefit of $2.1 million in 2024 and 2023, respectively, for the change in the Company's deferred tax valuation allowance related to acquired deferred tax liabilities;
- An income tax benefit of $0.2 million and an income tax expense of $0.2 million in 2024 and 2023, respectively, relating to a change in indefinite life deferred income tax liabilities; and
- An income tax expense of $0.2 million and an income tax benefit of less than $0.1 million in 2024 and 2023, respectively, for state income taxes.

See Note 15, "Income Taxes," to the Consolidated Financial Statements, for additional detail of the income tax benefit recorded for the years ended December 31, 2024 and December 31, 2023, respectively.

INVESTMENTS

Portfolio Composition

The following is an overview of how we account for our various investments:

- Investments in fixed maturities are classified as available-for-sale and are reported at fair value.
- Equity investments are reported at fair value.
- Limited liability investments are accounted for under the equity method of accounting. The most recently available financial statements of the limited liability investments are used in applying the equity method. The difference between the end of the reporting period of the limited liability investments and that of the Company is no more than three months.
- Limited liability investment, at fair value represents the underlying investments of the Company's consolidated entity, Argo Holdings. The difference between the end of the reporting period of the limited liability investment, at fair value and that of the Company is no more than three months.
- Investments in private companies consist of: convertible preferred stocks and notes in privately owned companies; and investments in limited liability companies in which the Company's interests are deemed minor. These investments do not have readily determinable fair values and, therefore, are reported at cost, adjusted for observable price changes and impairments.
- Other investments include collateral loans and are reported at their unpaid principal balance, net of an allowance for credit losses.
- Short-term investments, which consist of investments with original maturities between three months and one year, are reported at cost, which approximates fair value.

At December 31, 2024, we held cash and cash equivalents, restricted cash and investments with a carrying value of $54.5 million. Our operations typically invest in U.S. dollar-denominated instruments to mitigate their exposure to currency rate fluctuations.

Table 2 below summarizes the carrying value of investments, including cash and cash equivalents and restricted cash, at the dates indicated.

TABLE 2 Carrying value of investments, including cash and cash equivalents and restricted cash
As of December 31 (in thousands of dollars, except for percentages)

Type of investment	2024	% of Total	2023	% of Total
Fixed maturities:				
U.S. government, government agencies and authorities	13,354	24.5%	12,997	21.9%
States, municipalities and political subdivisions	2,775	5.1%	2,783	4.7%
Mortgage-backed	9,886	18.1%	9,253	15.6%
Asset-backed	1,326	2.4%	1,210	2.0%
Corporate	9,622	17.7%	10,230	17.2%
Total fixed maturities	36,963	67.9%	36,473	61.4%
Equity investments	—	—%	79	0.1%
Limited liability investments	650	1.2%	812	1.4%
Limited liability investment, at fair value	2,859	5.2%	3,496	5.9%
Investments in private companies	696	1.3%	854	1.4%
Other investments	—	—%	6	0.0%
Short-term investments	169	0.3%	161	0.3%
Total investments	41,337	75.9%	41,881	70.5%
Cash and cash equivalents	5,493	10.1%	9,098	15.4%
Restricted cash	7,643	14.0%	8,400	14.1%
Total	54,473	100.0%	59,379	100.0%

Investment Impairment

The Company performs a quarterly analysis of its investments to determine if declines in fair value may result in the recognition of impairment losses in net (loss) income. Factors considered in the determination of whether or not an impairment loss is recognized in net (loss) income include a current intention or need to sell the security or an indication that a credit loss exists. Further information regarding our detailed analysis and factors considered in establishing an impairment loss on an investment is discussed within the "Significant Accounting Policies and Critical Estimates" section of MD&A.

The Company's fixed maturities are subject to declines in fair value below amortized cost that may result in the recognition of impairment losses in net (loss) income. If the decline in fair value is due to credit factors and the Company does not expect to receive cash flows sufficient to support the entire amortized cost basis, the credit loss is reported in the consolidated statements of operations in the period that the declines are evaluated. The Company performs a quarterly analysis of its available for-sale fixed maturity investments and other investments to determine if an impairment loss has occurred. As a result of the analysis performed, the Company recorded an impairment loss related to other investments of zero and $0.2 million for the years ended December 31, 2024 and December 31, 2023, respectively, which are included in impairment losses on investments in the consolidated statements of operations. There were no impairment losses recorded related to available-for-sale fixed maturity investments during the years ended December 31, 2024 and December 31, 2023.

The Company recorded impairment write-downs related to limited liability investments of zero and $0.1 million for the years ended December 31, 2024 and December 31, 2023, respectively, which are included in impairment losses on investments in the consolidated statements of operations.

There were no write-downs recorded for impairments related to investments in private companies for the years ended December 31, 2024 and December 31, 2023.

At December 31, 2024 and December 31, 2023, the gross unrealized losses for fixed maturities amounted to $1.2 million and $1.7 million, and there were no unrealized losses attributable to non-investment grade fixed maturities.

DEBT

The principal and carrying value of the Company's debt instruments at December 31, 2024 and December 31, 2023 are as follows:

(in thousands)	December 31, 2024		December 31, 2023	
	Principal	Carrying Value	Principal	Carrying Value
Bank loans:				
2021 Ravix Loan	$ 2,288	$ 2,288	$ 4,650	$ 4,650
2022 Ravix Loan	4,300	4,182	4,925	4,769
2022 Ravix Revolver	500	500	—	—
SNS Term Loan	3,842	3,779	5,142	5,063
SNS Revolver	450	450	—	—
DDI Loan	5,507	5,452	5,600	5,534
Image Solutions Loan	7,556	7,399	—	—
2020 KWH Term Loan	—	—	10,479	10,306
2024 KWH Term Loan	13,313	13,228	—	—
2024 KWH DDTL	5,850	5,850	—	—
KWH Revolver	1,000	1,000	500	500
Total bank loans	44,606	44,128	31,296	30,822
Subordinated debt	15,000	13,409	15,000	13,594
Total	$ 59,606	$ 57,537	$ 46,296	$ 44,416

See Note 12, "Debt," to the Consolidated Financial Statements for a detailed discussion of the Company's debt instruments. Changes related to the Company's debt during 2024 are further described below.

Bank Loans

During the first quarter of 2024, the Company borrowed $3.5 million under the KWH Delayed Draw Term Loan ("DDTL") and $0.5 million under the KWH Revolver.

On May 24, 2024, KWH entered into a third amendment to the 2020 KWH Loan that provides for: (1) a new 2024 term loan in the principal amount of $15.0 million, with a maturity date of May 24, 2029 (the "2024 KWH Loan"); and (2) a new 2024 delayed draw term loan in a principal amount of up to $6.0 million, with a maturity date of May 24, 2029 (the "2024 KWH DDTL"). All or any portion of the 2024 KWH DDTL, subject to a $2.0 million minimum draw amount, could be requested at any time in up to three advances through May 24, 2026. In connection with the third amendment, KWH used the proceeds from the 2024 KWH Loan to repay the following outstanding balances under the 2020 KWH Loan: (1) $9.6 million related to the original 2020 term loan; (2) $1.0 million related to the KWH Revolver; and (3) $3.1 million related to the KWH DDTL.

The 2020 KWH Loan and the 2024 KWH Loan were not deemed to be substantially different; therefore, the 2024 KWH Loan is accounted for as a modification of the 2020 KHW Loan. The unamortized debt discount and issuance costs from the 2020 KWH Loan at the modification date of $0.2 million were recorded as loss on extinguishment of debt during the year ended December 31, 2024 since the original debt was fully repaid as part of the modification.

During the third quarter of 2024, the Company borrowed $5.5 million under the 2024 KWH DDTL and $1.0 million under the KWH Revolver. During the fourth quarter of 2024, the Company borrowed an additional $0.5 million under the 2024 KWH DDTL. As of December 31, 2024, both the 2024 KWH DDTL and the KWH Revolver are fully drawn.

During the first quarter of 2024, the Company borrowed $0.2 million under the SNS Loan Revolver. During the second quarter of 2024, the SNS Loan Revolver of $0.2 million was repaid. During the fourth quarter of 2024, the Company borrowed $0.5 million under the SNS Loan Revolver.

The SNS Loan contains a number of covenants, including, but not limited to, a leverage ratio and a fixed charge ratio and limits on annual capital expenditures, all of which are as defined in and calculated pursuant to the SNS Loan that, among other things, restrict SNS's ability to incur additional indebtedness, create liens, make dividends and distributions, engage in mergers, acquisitions and consolidations, make certain payments and investments and dispose of certain assets. At December 31, September 30, June 30 and March 31, 2024, the Company was in default under the SNS Loan due to debt covenant violations related to the leverage and fixed charge ratios. The Company has entered into an amendment to the SNS Loan that waives the events of default for the fiscal quarter ended December 31, 2024. As of the report date, there is some uncertainty as to whether the Company will be in compliance with the covenants in future periods, and if not, when the Company will be able to cure any potential violations. A default may permit the lender to declare the amounts owed under the SNS Loan immediately due and payable, exercise their rights with respect to collateral securing the obligation, and/or exercise any other rights and remedies available.

On July 23, 2024, Ravix, Ravix LLC and CSuite entered into a second amendment to the 2021 Ravix Loan that provides for: (1) a principal prepayment of the 2021 Ravix term loan of $1.5 million, partially financed by borrowing $0.5 million under the 2022 Revolver and the remainder to be paid with available cash; and (2) amending the loan amortization payment schedule to provide for equal monthly payments through the loan maturity date. The original 2021 Ravix Loan and the amended 2021 Ravix Loan were not deemed to be substantially different; therefore, the amended 2021 Ravix Loan is accounted for as a modification of the original 2021 Ravix Loan.

On October 24, 2024, Ravix, Ravix LLC and CSuite entered into a third amendment to the 2021 Ravix Loan to extend the maturity date on the 2022 Ravix Revolver to February 13, 2025.

On February 7, 2025, Ravix, Ravix LLC and CSuite entered into a fourth amendment to the 2021 Ravix Loan that provides for: (1) a new 2025 term loan in the principal amount of $9.1 million, with a maturity date of February 7, 2031 (the "2025 Ravix Loan"); and (2) extending the maturity date of the 2022 Revolver to February 7, 2027. In connection with the fourth amendment, Ravix used a portion of the proceeds from the 2025 Ravix Loan to repay the following outstanding principal balances under the 2021 and 2022 Ravix Loans: (1) $2.2 million related to the 2021 Ravix term loan; and (2) $4.2 million related to the 2022 Ravix term loan.

As part of the acquisition of Image Solutions on September 26, 2024, Image Solutions became a wholly owned subsidiary of Steel Bridge Acquisition, LLC ("SB LLC"), and together they borrowed from a bank a principal amount of $7.75 million in the form of a term loan, and established a $0.5 million revolver to finance the acquisition of Image Solutions (together, the "Image Solutions Loan"). The Image Solutions Loan has an annual interest rate equal to the greater of the Prime Rate plus 0.5%, or 7.25%. At December 31, 2024, the interest rate was 8.00%. The revolver matures on September 26, 2026 and the term loan matures on September 26, 2030. As of December 31, 2024, there was no draw down on the Image Solutions Loan revolver.

On December 12, 2024, the DDI Loan was amended to change the maturity date on the revolver to be November 1, 2025. No amounts have been drawn on the DDI Loan revolver.

Subordinated Debt

The Company's subordinated debt is measured and reported at fair value. At December 31, 2024, the carrying value of the subordinated debt is $13.4 million. The fair value of the subordinated debt is calculated using a model based on significant market observable inputs and inputs developed by a third-party. For a description of the market observable inputs and inputs developed by a third-party used in determining fair value of debt, see Note 23, "Fair Value of Financial Instruments," to the Consolidated Financial Statements.

Though changes in the market observable swap rates will continue to introduce some volatility each quarter to the Company's reported gain or loss on change in fair value of debt, changes in the credit spread assumption developed by the third party does not introduce volatility to the Company's consolidated statements of operations. The fair value of the Company's subordinated debt will eventually equal the principal value totaling $15.0 million of the subordinated debt by the time of the stated redemption date of the remaining trust, which matures on May 22, 2033.

LIQUIDITY AND CAPITAL RESOURCES

The purpose of liquidity management is to ensure there is sufficient cash to meet all financial commitments and obligations as they fall due. The liquidity requirements of the Company and its subsidiaries have been met primarily by funds generated from operations, capital raising, disposal of subsidiaries, investment maturities and investment income, and other returns received on investments and from the sale of investments.

A significant portion of the cash provided by our Extended Warranty companies is required to be placed into restricted trust accounts, as determined by the insurers who back-up our service contracts, in order to fund future expected claims. On a periodic basis (quarterly or annually), we may be required to contribute more into the restricted accounts or we may be permitted to draw additional funds from the restricted accounts, dependent upon actuarial analyses performed by the insurers regarding sufficiency of funds to cover future expected claims. A substantial portion of the restricted trust accounts are invested in fixed maturities and other instruments that have durations similar to the expected future claim projections.

Cash provided from these sources is used primarily for warranty expenses, business service expenses, debt servicing, acquisitions and operating expenses of the holding company.

The Company's Extended Warranty and Kingsway Search Xcelerator subsidiaries fund their obligations primarily through service fee and commission revenue.

Cash Flows from Continuing Operations

During 2024, the Company reported $0.6 million of net cash provided by operating activities from continuing operations, primarily due to operating income from the Extended Warranty and Kingsway Search Xcelerator segments.

During 2023, the Company reported $26.8 million of net cash used in operating activities from continuing operations, primarily due to:

- Payment of deferred interest on the trust preferred debt instruments that were repurchased during the year ($16.1 million) and payment of deferred interest on the remaining trust preferred debt instrument ($5.0 million);
- Outflows related to the payment of management fees to the managers of Net Lease and Flowers ($1.8 million); and
- An indemnity payment to the buyer of the Company's former subsidiary, Mendota Insurance Company, related to loss and loss adjustment expenses ($2.0 million); all of which were partially offset by
- Gain on equity investments; and
- Operating income from the Extended Warranty and Kingsway Search Xcelerator segments.

During 2024, the net cash used in investing activities from continuing operations was $16.8 million. This use of cash was primarily attributed to:

- The acquisition of Image Solutions in 2024, which totaled $20.1 million, net of cash acquired; partially offset by
- Distributions received by Argo Holdings from four of its underlying limited liability investment companies;
- Proceeds from the sale of a private company investment; and
- Proceeds from the sale of VA Lafayette.

During 2023, the net cash provided by investing activities from continuing operations was $6.5 million. This source of cash was primarily attributed to:

- Distributions received by the Company's former subsidiary, Net Lease, from one of its limited liability investment companies of $13.3 million;
- Proceeds from sales and maturities of fixed maturities and sales of equity securities in excess of purchases of fixed maturities; and
- The acquisitions of SPI and DDI in 2023, which totaled $13.6 million, net of cash acquired.

During 2024, the net cash provided by financing activities from continuing operations was $11.9 million, primarily attributed to:

- Principal proceeds from bank loans of $34.6 million; and
- Proceeds from the issuance of Class B preferred stock of $8.3 million; partially offset by
- Principal repayments on bank loans of $21.6 million;
- Cash paid for repurchases of common stock of $2.5 million;
- Cash paid to acquire the IWS noncontrolling interest of $2.5 million;
- Taxes paid related to net share settlements of restricted stock awards of $2.3 million;
- Distributions to noncontrolling interest holders of $1.4 million; and
- Cash paid to settle a portion of the Ravix contingent consideration liability of $0.7 million.

During 2023, the net cash used in financing activities from continuing operations was $39.4 million, primarily attributed to:

- The repurchase of five of the TruPs for 40.3 million;
- Principal repayments on bank loans of $9.1 million;
- Distributions to noncontrolling interest holders of $4.0 million; and
- Cash paid for repurchase of warrants of $4.0 million and common stock of $3.2 million, partially offset by
- Proceeds from the exercise of warrants (reducing the use of cash) of $16.7 million and net proceeds from bank loans of $5.5 million related to the DDI Loan.

Holding Company Liquidity

The liquidity of the holding company is managed separately from its subsidiaries. The obligations of the holding company primarily consist of holding company operating expenses; transaction-related expenses; investments; stock repurchases; and any other extraordinary demands on the holding company.

Pursuant to satisfying the covenants under the 2020 KWH Loan, distributions to the holding company in an aggregate amount not to exceed $1.5 million in any 12-month period are permitted. Also, beginning in 2022, the holding company is permitted to receive a portion of the excess cash flow (as defined in the 2020 KWH Loan document) generated by the KWH subsidiaries in the previous year.

The amount of excess cash flow which the Company is entitled to retain is dependent upon the leverage ratio (as defined in the 2020 KWH Loan document):

If leverage ratio is	Percent of excess cash flow retained by the Company
Greater than 1.75:1.00	50%
Less than 1.75:1.00 but greater than 0.75:1.00	75%
Less than 0.75:1.0	100%

The holding company's liquidity, defined as the amount of cash in the bank accounts of Kingsway Financial Services Inc. and Kingsway America Inc., was $0.9 million and $4.3 million at December 31, 2024 and December 31, 2023, respectively, which excludes future actions available to the holding company that could be taken to generate liquidity. Such future actions include, but are not limited to, issuance of equity securities and distributions from the Extended Warranty and Kingsway Search Xcelerator operating companies subject to certain loan covenants that may be in place at each operating company. The holding company cash amounts are reflected in the cash and cash equivalents of $5.5 million and $9.1 million reported at December 31, 2024 and December 31, 2023, respectively, on the Company's consolidated balance sheets.

Based on the Company's current business plan and revenue prospects, existing cash, cash equivalents, investment balances and anticipated cash flows from operations are expected to be sufficient to meet the Company's working capital and operating expenditure requirements, for the next twelve months. However, the Company's assessment could also be affected by various risks and uncertainties, including, but not limited to, the developing macro-economic environment.

CONTRACTUAL OBLIGATIONS

Table 3 summarizes cash disbursements related to the Company's contractual obligations projected by period, including debt maturities, interest payments on outstanding debt and future minimum payments under operating leases. Interest payments on outstanding debt in Table 3 related to the subordinated debt, the 2024 KWH Loan, the 2021 Ravix Loan, the 2022 Ravix Loan, the SNS Loan, the DDI Loan and the Image Solutions Loan assume the variable rates remain constant throughout the projection period. Future minimum lease payments in Table 3 include payments on leases for office space that are included in total lease liabilities in Note 13," Leases," to the Consolidated Financial Statements, as well as payments for short-term leases and equipment leases.

TABLE 3 Cash payments related to contractual obligations projected by period
As of December 31, 2024 (in thousands of dollars)

	2025	2026	2027	2028	2029	Thereafter	Total
Bank loans	9,428	7,850	7,972	5,879	11,539	1,938	44,606
Subordinated debt	—	—	—	—	—	15,000	15,000
Interest payments on outstanding debt	4,530	3,873	3,239	2,686	1,883	4,856	21,067
Future minimum lease payments	895	751	594	331	225	411	3,207
Total	14,853	12,474	11,805	8,896	13,647	22,205	83,880

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are a smaller reporting company as defined in Rule 12b-2 of the Exchange Act; therefore, pursuant to Regulation S-K, we are not required to make disclosures under this Item.

Item 8. Financial Statements and Supplementary Data.

Index to the Consolidated Financial Statements of

Kingsway Financial Services Inc.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Kingsway Financial Services Inc.

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Kingsway Financial Services Inc. (the "Company") as of December 31, 2024 and 2023; the related consolidated statements of operations, comprehensive loss, shareholders' equity, and cash flows for each of the years then ended; and the related notes and schedules (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO framework").

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and the results of its operations and its cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in the COSO framework.

Basis for Opinion

The Company's management is responsible for these financial statements; maintaining effective internal control over financial reporting; and its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control over Financial Reporting." Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the "PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

To the Stockholders and Board of Directors of Kingsway Financial Services Inc.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition - Extended Warranty Segment - Refer to Notes 2 and 14 to the Financial Statements

<u>*Critical Audit Matter Description*</u>

The Company's revenue from contracts with customers (ASC 606) includes extended warranty service fee and commission income, which is composed of multiple revenue streams, including vehicle service agreement fees, guaranteed asset protection commissions, maintenance support service fees, and warranty product commissions. Accordingly, the application of revenue recognition policies for the extended warranty segment requires the Company to exercise significant judgment in the following areas:

- Determination of whether individual services are promises that are considered distinct performance obligations.
- Assessment of variable consideration attributable to each contract and the related estimates of variable consideration, which are significant in vehicle service contracts, based on refund rights provided to the customer under vehicle service contracts and related business practices.
- Assessment of the transaction price, including the impact of various dealer and partner incentive and rebate programs, which are considered contract acquisition costs.
- For performance obligations satisfied over time, the selection of an appropriate methodology that best depicts the transfer of services to the customer under the contract.

For these reasons, we identified revenue recognition for the extended warranty segment as a critical audit matter, as it involved especially subjective auditor judgment.

To the Stockholders and Board of Directors of Kingsway Financial Services Inc.

How the Critical Audit Matter was Addressed in the Audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included the following, among other procedures:

- We obtained an understanding of the processes and internal controls related to each significant revenue-generating activity within scope of ASC 606.
- We evaluated the Company's application of the portfolio approach to individual groups of contracts to ensure the application was in compliance with ASC 606.
- We tested the determination of individual performance obligations identified by management to ensure distinct performance obligations identified were consistent with the underlying contracts. We also tested whether all distinct performance obligations within each contract were complete and reflected all material promises that are capable of being distinct.
- We evaluated and tested the key judgments applied by management, including the following:
  - o Estimating variable consideration, primarily related to refund liabilities on vehicle service contracts, based on historical patterns and future expectations of customer refund requests. We tested the estimated amount of expected refunds, including management's assessment of refund rates, on each significant type of warranty contract to assess the overall reasonableness of the refund liabilities.
  - o Determining whether certain incentive payments to dealers and partners were considered customer acquisition costs and should be included in the determination of the overall transaction price by examining the underlying program agreements and related business practices followed by the Company.
  - o Application of over-time recognition patterns, including management's estimates related to claims emergence patterns, for each separate group of contracts that possess similar characteristics that faithfully represent the transfer of services to the customer. We tested warranty contracts at the warranty company subsidiaries to determine the accuracy and consistency of the application of the claim emergence patterns to the warranty contract transaction price.

Indefinite-lived Intangible Asset Impairment Assessment - Certain Trade Name Intangible Assets in the Kingsway Search Xcelerator (KSX) Segment - Refer to Notes 2 and 9 to the Financial Statements

Critical Audit Matter Description

The Company's indefinite-lived intangible assets consist of trade names with a balance of $16.2 million as of December 31, 2024, of which a portion relates to certain trade name intangibles in the KSX segment. Indefinite-lived intangible assets are tested annually for impairment at November 30, or between annual tests if the Company becomes aware of an event or a change in circumstances that would indicate the carrying value of an asset may be impaired. During 2024, management performed quantitative analyses for the impairment assessment of indefinite-lived intangible assets, which identified impairments. The impairment assessment requires the Company to exercise significant judgment in the following areas:

- Determining an appropriate method to determine fair value of the Company's trade name assets. Management uses a form of the income approach referred to as the "relief-from-royalty" method.
- Determining the fair value of trade name assets involves the use of significant estimates and assumptions, including projections of future revenue and the selection of discount and royalty rates.

To the Stockholders and Board of Directors of Kingsway Financial Services Inc.

The principal considerations for our determination that performing procedures relating to impairment assessment of certain KSX segment trade name assets are a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of those trade names; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to projections of future revenue and the selection of discount and royalty rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

How the Critical Audit Matter was Addressed in the Audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included the following, among other procedures:

- We tested management's process for developing the fair value estimates of certain KSX segment indefinite-lived trade name assets, which included:
  - o Evaluating the appropriateness of the relief-from-royalty method used by management.
  - o Testing the completeness and accuracy of underlying data and calculations used in the relief-from-royalty method.
  - o Evaluating the reasonableness of the significant assumptions used by management related to projections of future revenue, the discount rate, and the royalty rate. Evaluating management's assumptions related to projected revenue involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the companies associated with the trade names, (ii) the consistency with industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit.
- We utilized professionals from our firm with specialized skill and knowledge to assist in evaluating the appropriateness of the relief-from-royalty method and the reasonableness of the discount rate and royalty rate assumptions.

/s/ Plante & Moran, PLLC
We have served as the Company's auditor since 2020.

Chicago, Illinois
March 17, 2025

KINGSWAY FINANCIAL SERVICES INC.

Consolidated Balance Sheets
(in thousands, except share data)

	December 31, 2024	December 31, 2023
Assets		
Investments:		
Fixed maturities, at fair value (amortized cost of $38,117 and $38,107, respectively)	$ 36,963	$ 36,473
Equity investments, at fair value (cost of $10 and $73, respectively)	—	79
Limited liability investments	650	812
Limited liability investment, at fair value	2,859	3,496
Investments in private companies, at adjusted cost	696	854
Other investments, at cost which approximates fair value (net of allowance of $179 and $179, respectively)	—	6
Short-term investments, at cost which approximates fair value	169	161
Total investments	41,337	41,881
Cash and cash equivalents	5,493	9,098
Restricted cash	7,643	8,400
Accrued investment income	841	914
Service fee receivable, net of allowance for credit losses of $626 and $243, respectively	9,361	10,083
Other receivables, net of allowance of $5 and $5, respectively	1,000	726
Deferred contract costs	13,889	13,734
Income taxes receivable	574	1,299
Property and equipment, net of accumulated depreciation of $1,720 and $1,158, respectively	1,567	1,850
Right-of-use asset	2,390	886
Goodwill	56,524	50,358
Intangible assets, net of accumulated amortization of $34,442 and $28,137, respectively	40,049	35,670
Other assets	5,948	5,066
Assets held for sale	—	17,752
Total Assets	$ 186,616	$ 197,717
Liabilities and Shareholders' Equity		
Liabilities:		
Accrued expenses and other liabilities	$ 20,616	$ 22,342
Deferred service fees	83,108	83,995
Bank loans	44,128	30,822
Subordinated debt, at fair value	13,409	13,594
Lease liability	2,682	1,198
Net deferred income tax liabilities	4,371	5,041
Liabilities held for sale	—	16,114
Total Liabilities	168,314	173,106
Redeemable Class B preferred stock, $0.01 par value; 330,000 authorized, issued and outstanding at December 31, 2024; redemption amount of $8,250 at December 31, 2024	8,250	—
Shareholders' Equity:		
Common stock, $0.01 par value; 50,000,000 authorized; 28,119,776 and 27,771,790 issued at December 31, 2024 and December 31, 2023, respectively; and 27,136,749 and 27,101,613 outstanding at December 31, 2024 and December 31, 2023, respectively	—	—
Additional paid-in capital	376,784	379,813
Treasury stock, at cost; 983,027 and 670,177 outstanding at December 31, 2024 and December 31, 2023, respectively	(6,200)	(3,696)
Accumulated deficit	(361,453)	(346,868)
Accumulated other comprehensive loss	(718)	(1,540)
Shareholders' equity attributable to common shareholders	8,413	27,709
Noncontrolling interests in consolidated subsidiaries	1,639	(3,098)
Total Shareholders' Equity	10,052	24,611
Total Liabilities, Class B preferred stock and Shareholders' Equity	$ 186,616	$ 197,717

See accompanying notes to Consolidated Financial Statements.

Consolidated Statements of Operations
(in thousands, except per share data)

		Years ended December 31,		
		2024		2023
Revenues:				
Service fee and commission revenue	$	109,382	$	103,244
Total revenues		109,382		103,244
Operating expenses:				
Claims authorized on vehicle service agreements		24,577		23,066
Commissions		10,983		10,208
Cost of services sold		26,735		27,211
General and administrative expenses		44,925		41,805
Total operating expenses		107,220		102,290
Operating income		2,162		954
Other revenues (expenses), net:				
Net investment income		1,432		1,804
Net realized gains		1,557		761
Net (loss) gain on equity investments		(3)		3,397
Gain on change in fair value of limited liability investments, at fair value		342		78
Net change in unrealized gain on private company investments		—		63
Impairment losses on investments		—		(229)
Loss on change in fair value of derivative asset option contracts		—		(1,366)
Non-operating other revenue (expense)		550		(1,542)
Interest expense		(4,790)		(6,250)
Amortization of intangible assets		(6,304)		(5,909)
Impairment of goodwill and intangible assets		(2,848)		—
Loss on change in fair value of debt		(198)		(68)
Gain on disposal of subsidiary		—		342
(Loss) gain on extinguishment of debt		(160)		31,616
Total other (expenses) revenue, net		(10,422)		22,697
(Loss) income from continuing operations before income tax benefit		(8,260)		23,651
Income tax benefit		(147)		(1,899)
(Loss) income from continuing operations		(8,113)		25,550
Income from discontinued operations, net of taxes		438		450
Loss on disposal of discontinued operations, net of taxes		(620)		(1,988)
Net (loss) income		(8,295)		24,012
Less: Net income from continuing operations attributable to noncontrolling interests in consolidated subsidiaries		977		453
Less: Dividends on preferred stock		179		74
Net (loss) income attributable to common shareholders	$	(9,451)	$	23,485
Net (loss) income from continuing operations attributable to common shareholders	$	(9,269)	$	25,023
Net loss from discontinued operations attributable to common shareholders		(182)		(1,538)
Net (loss) income attributable to common shareholders	$	(9,451)	$	23,485
Basic (loss) earnings per share attributable to common shareholders:				
Continuing operations	$	(0.34)	$	0.97
Discontinued operations	$	(0.01)	$	(0.06)
Basic (loss) earnings per share - net (loss) income attributable to common shareholders	$	(0.35)	$	0.91
Diluted (loss) earnings per share attributable to common shareholders:				
Continuing operations	$	(0.34)	$	0.95
Discontinued operations	$	(0.01)	$	(0.06)
Diluted (loss) earnings per share - net (loss) income attributable to common shareholders	$	(0.35)	$	0.89
Weighted average shares outstanding (in '000s):				
Basic:		27,192		25,713
Diluted:		27,192		26,448

See accompanying notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Loss
(in thousands)

		Years ended December 31,	
		2024	2023
Net (loss) income	$	(8,295) $	24,012
Other comprehensive income (loss), net of taxes(1):			
Unrealized gains (losses) on available-for-sale investments:			
Unrealized gains arising during the period		642	1,095
Reclassification adjustment for amounts included in net (loss) income		(164)	(197)
Change in fair value of debt attributable to instrument-specific credit risk:			
Unrealized gains (losses) arising during the period		383	(1,836)
Reclassification adjustment for amounts included in net (loss) income		—	(27,177)
Other comprehensive income (loss), net of taxes(1)		861	(28,115)
Comprehensive loss	$	(7,434) $	(4,103)
Less: comprehensive income attributable to noncontrolling interests in consolidated subsidiaries		987	483
Comprehensive loss attributable to common shareholders	$	(8,421) $	(4,586)
(1) Net of income tax benefit of $0 and $0 in 2024 and 2023, respectively			

See accompanying notes to Consolidated Financial Statements.

KINGSWAY FINANCIAL SERVICES INC.

Consolidated Statements of Shareholders' Equity
(in thousands, except share data)

	Common Stock		Additional Paid-in Capital	Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Shareholders' Equity Attributable to Common Shareholders	Noncontrolling Interests in Consolidated Subsidiaries	Total Shareholders' Equity
	Shares	Amount							
Balance, December 31, 2022	23,190,080	$ —	$ 359,985	$ (492)	$ (370,427)	$ 26,605	15,671	$ 437	$ 16,108
Vesting of restricted stock awards	119,289	—	—	—	—	—	—	—	—
Tax withholding related to net share settlement of restricted stock awards	(52,521)	—	(450)	—	—	—	(450)	—	(450)
Conversion of redeemable Class A preferred stock to common stock	935,831	—	6,086	—	—	—	6,086	—	6,086
Exercise of Series B warrants	3,331,661	—	16,658	—	—	—	16,658	—	16,658
Repurchases of Series B warrants	—	—	(4,031)	—	—	—	(4,031)	—	(4,031)
Net income	—	—	—	—	23,559	—	23,559	453	24,012
Preferred stock dividends	—	—	(74)	—	—	—	(74)	—	(74)
Distributions to noncontrolling interest holders	—	—	—	—	—	—	—	(4,018)	(4,018)
Repurchases of common stock	(422,727)	—	—	(3,204)	—	—	(3,204)	—	(3,204)
Other comprehensive (loss) income	—	—	—	—	—	(28,145)	(28,145)	30	(28,115)
Stock-based compensation	—	—	1,639	—	—	—	1,639	—	1,639
Balance, December 31, 2023	27,101,613	$ —	$ 379,813	$ (3,696)	$ (346,868)	$ (1,540)	27,709	$ (3,098)	$ 24,611
Vesting of restricted stock awards, net of share settlements for tax withholdings	626,390	—	—	—	—	—	—	—	—
Tax withholding related to net share settlement of restricted stock awards	(278,404)	—	(2,314)	—	—	—	(2,314)	—	(2,314)
Purchase of noncontrolling interest	—	—	(2,500)	—	2,357	(29)	(172)	(2,328)	(2,500)
Net loss	—	—	—	—	(9,272)	—	(9,272)	977	(8,295)
Preferred stock dividends	—	—	—	—	(179)	—	(179)	—	(179)
Distributions to noncontrolling interest holders	—	—	—	—	—	—	—	(1,413)	(1,413)
Dissolution of noncontrolling interest	—	—	—	—	(7,491)	—	(7,491)	7,491	—
Repurchases of common stock	(312,850)	—	—	(2,504)	—	—	(2,504)	—	(2,504)
Other comprehensive income	—	—	—	—	—	851	851	10	861
Stock-based compensation	—	—	1,785	—	—	—	1,785	—	1,785
Balance, December 31, 2024	27,136,749	$ —	$ 376,784	$ (6,200)	$ (361,453)	$ (718)	$ 8,413	$ 1,639	$ 10,052

See accompanying notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows
(in thousands)

		Years ended December 31,	
		2024	2023
Cash provided by (used in):			
Operating activities:			
Net (loss) income	$	(8,295) $	24,012
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:			
Income from discontinued operations, net of taxes		(438)	(450)
Loss on disposal of discontinued operations, net of taxes		620	1,988
Equity in net loss of limited liability investments		162	44
Depreciation and amortization expense		6,997	6,220
Stock-based compensation expense		1,785	1,639
Net realized gains		(1,557)	(761)
Net loss (gain) on equity investments		3	(3,397)
Gain on change in fair value of limited liability investment, at fair value		(342)	(78)
Net change in unrealized gain on private company investments		—	(63)
Impairment of goodwill and intangible assets		2,848	—
Loss on change in fair value of debt		198	68
Loss on change in fair value of derivatives		49	1,643
Loss on change in fair value of contingent consideration		270	262
Deferred income taxes, adjusted for SPI and DDI liabilities assumed in 2023		(537)	(1,924)
Impairment losses on investments		—	229
Amortization of fixed maturities premiums and discounts		(23)	19
Gain on disposal of subsidiary		—	(342)
Loss (gain) on extinguishment of debt		160	(31,616)
Changes in operating assets and liabilities:			
Service fee receivable, net, adjusted for Image Solutions (2024) and SPI and DDI (2023) acquired		1,270	1,123
Other receivables, net, adjusted for Image Solutions assets acquired in 2024		(163)	2,546
Deferred contract costs		(155)	(477)
Other assets, adjusted for Image Solutions (2024) and SPI and DDI (2023) assets acquired		(270)	945
Deferred service fees, adjusted for SPI liabilities assumed in 2023		(887)	859
Other, net, adjusted for Image Solutions (2024) and SPI and DDI (2023) assets acquired and liabilities assumed		(1,091)	(29,338)
Cash provided by (used in) operating activities - continuing operations		605	(26,849)
Cash provided by operating activities - discontinued operations		462	663
Net cash provided by (used in) operating activities		1,067	(26,186)
Investing activities:			
Proceeds from sales and maturities of fixed maturities		7,845	8,468
Proceeds from sales of equity investments		77	3,471
Purchases of fixed maturities		(7,760)	(6,467)
Net proceeds from limited liability investments		4	314
Net proceeds from limited liability investments, at fair value		2,347	14,123
Net proceeds from investments in private companies		270	39
Net proceeds from other investments and short-term investments		(2)	16
Net proceeds from disposal of subsidiary		—	342
Net proceeds from sale of discontinued operations		1,136	—
Acquisition of business, net of cash acquired		(20,054)	(13,633)
Net purchases of property and equipment, adjusted for Image Solutions (2024) and DDI (2023) assets acquired		(709)	(205)
Cash (used in) provided by investing activities - continuing operations		(16,846)	6,468
Cash used in investing activities - discontinued operations		—	(11)
Net cash (used in) provided by investing activities		(16,846)	6,457
Financing activities:			
Proceeds from exercise of warrants		—	16,658
Cash paid for repurchase of warrants		—	(4,031)
Proceeds from issuance of preferred stock		8,250	—
Cash paid for repurchase of common stock		(2,504)	(3,204)
Cash paid to acquire noncontrolling interest		(2,500)	—
Distributions to noncontrolling interest holders		(1,413)	(4,018)
Payment of contingent consideration from acquisition		(650)	(375)
Taxes paid related to net share settlements of restricted stock awards		(2,314)	(450)
Principal proceeds from bank loans, net of debt issuance costs of $287 in 2024 and $68 in 2023		34,613	5,533
Principal payments on bank loans		(21,590)	(9,113)
Purchase of subordinated debt		—	(40,328)
Payment of debt issuance costs		—	(25)
Payment of preferred stock dividends		(13)	—
Cash provided by (used in) financing activities - continuing operations		11,879	(39,353)
Cash used in financing activities - discontinued operations		(435)	(610)
Net cash provided by (used in) financing activities		11,444	(39,963)
Net decrease in cash and cash equivalents and restricted cash from continuing operations		(4,362)	(59,734)
Cash and cash equivalents and restricted cash at beginning of period		18,110	77,802
Less: cash and cash equivalents and restricted cash of discontinued operations		612	570
Cash and cash equivalents and restricted cash of continuing operations at beginning of period		17,498	77,232
Cash and cash equivalents and restricted cash of continuing operations at end of period	$	13,136 $	17,498

(in thousands)		December 31,	
		2024	2023
Reconciliation of cash and cash equivalents and restricted cash to the consolidated balance sheets:			
Cash and cash equivalents	$	5,493	$ 9,098
Restricted cash		7,643	8,400
Cash and cash equivalents and restricted cash per statements of cash flows	$	13,136	$ 17,498

(in thousands)		Years ended December 31,	
		2024	2023
Supplemental disclosures of cash flows information:			
Cash paid (received) by continuing operations during the year for:			
Interest	$	4,659	$ 24,581
Income taxes	$	(112)	$ 1,894
Non-cash investing and financing activities from continuing operations:			
Conversion of redeemable Class A preferred stock to common stock	$	—	$ 6,086
Accrued dividends on Class B preferred stock (2024) and Class A preferred stock (2023) issued	$	166	$ 74

See accompanying notes to Consolidated Financial Statements.

NOTE 1 BUSINESS

Kingsway Financial Services Inc. (the "Company" or "Kingsway") was incorporated under the Business Corporations Act (Ontario) on September 19, 1989. Effective December 31, 2018, the Company changed its jurisdiction of incorporation from the province of Ontario, Canada, to the State of Delaware. Kingsway is a holding company with operating subsidiaries located in the United States. The Company owns or controls subsidiaries primarily in the business services and extended warranty industries.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Principles of consolidation:

The accompanying information in the 2024 Annual Report has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The accompanying consolidated financial statements include the accounts of Kingsway and its majority owned and controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

In addition, the Company evaluates its relationships or investments for consolidation pursuant to authoritative accounting guidance related to the consolidation of a variable interest entity ("VIE") under the Variable Interest Model prescribed by the Financial Accounting Standards Board ("FASB").

The Company's investments include certain investments, primarily in limited liability companies and limited partnerships in which the Company holds a variable interest. The Company evaluates these investments for the characteristics of a VIE. The Variable Interest Model identifies the characteristics of a VIE to include investments (1) lacking sufficient equity to finance activities without additional subordinated support or (2) in which the holders of equity at risk in the investments lack characteristics of a controlling financial interest, such as the power to direct activities that most significantly impact the legal entity's economic performance; the obligation to absorb the legal entity's expected losses; or the right to receive the expected residual returns of the legal entity. The equity investors as a group are considered to lack the power to direct activities that most significantly impact the legal entity's economic performance when (1) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity or their rights to receive the expected residual returns of the legal entity and (2) substantially all of the activities of the legal entity are conducted on behalf of an investor with disproportionately few voting rights. When evaluating whether an investment lacks characteristics of a controlling financial interest, the Company considers limited liability companies and limited partnerships to lack the power of a controlling financial interest if neither of the following exists: (1) a simple majority or lower threshold of partners or members with equity at risk are able to exercise substantive kick-out rights through voting interest over the general partner(s) or managing member(s) or (2) limited partners with equity at risk are able to exercise substantive participating rights over the general partner(s) or managing member(s).

If the characteristics of a VIE are met, the Company evaluates whether it meets the primary beneficiary criteria. The primary beneficiary is considered to be the entity holding a variable interest that has the power to direct activities that most significantly impact the economic performance of the VIE; the obligation to absorb losses of the VIE; or the right to receive benefits from the VIE that could potentially be significant to the VIE. In instances where the Company is considered to be the primary beneficiary, the Company consolidates the VIE. When the Company is not considered to be the primary beneficiary of the VIE, the VIE is not consolidated and the Company uses the equity method to account for the investment. Under this method, the carrying value is generally the Company's share of the net asset value of the unconsolidated entity, and changes in the Company's share of the net asset value are recorded in net investment income.

Subsidiaries

The Company's consolidated financial statements include the assets, liabilities, shareholders' equity, revenues, expenses and cash flows of the holding company and its subsidiaries and have been prepared in accordance with U.S. GAAP. A subsidiary is an entity controlled, directly or indirectly, through ownership of more than 50% of the outstanding voting rights, or where the Company has the power to govern the financial and operating policies so as to obtain benefits from its activities. Assessment of control is based on the substance of the relationship between the Company and the entity and includes consideration of both existing voting rights and, if applicable, potential voting rights that are currently exercisable and convertible. The operating results of subsidiaries that have been disposed are included up to the date control ceased, and any difference between the fair value of the consideration received and the carrying value of a subsidiary that has been disposed is recognized in the consolidated statements of operations. All intercompany balances and transactions are eliminated in full.

The consolidated financial statements are prepared as of December 31, 2024 based on individual company financial statements at the same date, or in the case of certain limited liability companies that are consolidated, on a three-month lag basis. Accounting policies of subsidiaries have been aligned where necessary to ensure consistency with those of Kingsway.

The Company's subsidiary, Argo Holdings Fund I, LLC ("Argo Holdings"), meets the definition of an investment company and follows the accounting and reporting guidance in Financial Accounting Standards Codification Topic 946, *Financial Services-Investment Companies*.

Noncontrolling interests

The Company has noncontrolling interests attributable to certain of its subsidiaries. A noncontrolling interest arises where the Company owns less than 100% of the voting rights and economic interests in a subsidiary. A noncontrolling interest is initially recognized at the proportionate share of the identifiable net assets of the subsidiary at the acquisition date and is subsequently adjusted for the noncontrolling interest's share of the acquiree's net income (loss) and changes in capital. The effects of transactions with noncontrolling interests are recorded in shareholders' equity where there is no change of control.

On July 25, 2024, the Company completed the purchase of the 10% interest in its subsidiary, IWS Acquisition Corporation ("IWS"), not previously owned by the Company. Therefore, as of July 25, 2024, IWS became a wholly-owned subsidiary of the Company.

During the third quarter of 2024, the Company's subsidiary, CMC Industries Inc. ("CMC") and its subsidiaries Texas Rail Terminal LLC and TRT Leaseco, LLC ("TRT"), were legally dissolved. As a result, the remaining equity related to CMC and its subsidiaries that was included in noncontrolling interests in consolidated subsidiaries is now included in accumulated deficit in the consolidated balance sheet at December 31, 2024.

(b)   Use of estimates:

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and classification of assets and liabilities, revenues and expenses, and the related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates. Estimates and their underlying assumptions are reviewed on an ongoing basis. Changes in estimates are recorded in the accounting period in which they are determined.

The critical accounting estimates and assumptions in the accompanying consolidated financial statements include, but are not limited to, revenue recognition; valuation of fixed maturity investments; impairment assessment of investments; valuation of limited liability investment, at fair value; valuation of deferred income taxes; accounting for business combinations; valuation and impairment assessment of intangible assets; goodwill recoverability; fair value assumptions for subordinated debt obligations; and fair value assumptions for subsidiary stock-based compensation awards.

(c)   Business combinations and asset acquisitions:

The Company evaluates acquisitions in accordance with Accounting Standards Codification ("ASC") 805, *Business Combinations* ("ASC 805"), to determine if a transaction represents an acquisition of a business or an acquisition of assets. The results of acquired subsidiaries are included in the consolidated statements of operations from the date of acquisition.

An acquisition of a business represents a business combination. The acquisition method of accounting is used to account for a business combination. The cost of an acquired business is measured as the fair value of the assets received, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any noncontrolling interest. The excess of the cost of an acquired business over the fair value of the Company's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquired business is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized in the consolidated statements of operations. Noncontrolling interests in the net assets of consolidated entities are reported separately in shareholders' equity and initially measured at fair value. Acquisition costs related to a business combination are expensed as incurred.

When an acquisition does not meet the definition of a business combination either because: (i) substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset, or group of similar identified assets, or (ii) the acquired entity does not have an input and a substantive process that together significantly contribute to the ability to create outputs, the Company accounts for the acquisition as an asset acquisition. In an asset acquisition, goodwill is not recognized. Any excess of the total purchase price plus transaction costs over the fair value of the net assets acquired is allocated on a relative fair value basis to the identifiable net assets at the acquisition date.

(d)   Investments:

Investments in fixed maturities are classified as available-for-sale and reported at fair value. Unrealized gains and losses are included in accumulated other comprehensive loss, net of tax.

Equity investments include common stocks and are reported at fair value. Changes in fair value of equity investments are recognized in net (loss) income.

Limited liability investments include investments in limited liability companies and limited partnerships in which the Company's interests are not deemed minor and, therefore, are accounted for under the equity method of accounting. The most recently available financial statements are used in applying the equity method. The difference between the end of the reporting period of the limited liability entities and that of the Company is no more than three months. Income or loss from limited liability investments is recognized based on the Company's share of the earnings of the limited liability entities and is included in net investment income.

Limited liability investment, at fair value is accounted for at fair value with changes in fair value included in gain on change in fair value of limited liability investments, at fair value. The difference between the end of the reporting period of the limited liability investment, at fair value and that of the Company is no more than three months.

Investments in private companies consist of convertible preferred stocks and notes in privately owned companies and investments in limited liability companies in which the Company's interests are deemed minor. These investments do not have readily determinable fair values and, therefore, are reported at cost, adjusted for observable price changes and impairments. Changes in carrying value are included in net change in unrealized gain on private company investments.

Other investments include collateral loans and are reported at their unpaid principal balance, net of an allowance for credit losses, which approximates fair value.

Short-term investments, which consist of investments with original maturities between three months and one year, are reported at cost, which approximates fair value.

Realized gains and losses on sales, determined on a first-in first-out basis, are included in net realized gains.

Dividends and interest income are included in net investment income. Investment income is recorded as it accrues.

The Company accounts for all financial instruments using trade date accounting.

The Company conducts a quarterly review to identify and evaluate investments that show objective indications of possible impairment. Impairment is charged to the consolidated statements of operations if the fair value of an instrument falls below its cost or amortized cost.

When an available-for-sale fixed maturity investment is impaired, it is evaluated to determine whether there is an intent to sell the investment before recovery of amortized cost or whether a credit loss exists.

For fixed maturity investments that the Company intends to sell or for which it is more likely than not that the Company will be required to sell before an anticipated recovery of value, the full amount of the impairment is recognized as an impairment loss in the consolidated statements of operations. The investment's amortized cost is written down to its fair value and is not adjusted for any subsequent recoveries.

For fixed maturity investments that the Company does not intend to sell or for which it is more likely than not that the Company will not be required to sell before an anticipated recovery of value, the Company evaluates whether a decline in fair value below the amortized cost basis has occurred from a credit loss or other non-credit related factors.

Considerations in the credit loss assessment include (1) extent to which the fair value has been less than amortized cost, (2) conditions related to the investment, an industry, or a geographic area, (3) payment structure of the investment and the likelihood of the issuer's ability to make contractual cash flows, (4) defaults or other collectability concerns related to the issuer, (5) changes in the ratings assigned by a rating agency and (6) other credit enhancements that affect the investment's expected performance.

If a credit loss exists, an allowance is established, which is equal to the difference between the present value of cash flows expected to be collected and the amortized cost basis. The expected allowance for credit losses is limited by the amount that the fair value is less than the amortized cost basis and is adjusted in subsequent periods for any additional expected credit losses or subsequent recoveries. Changes in the allowance are reported as impairment losses in the consolidated statements of operations. The amortized cost basis of the investment is not adjusted for the expected allowance for credit loss. The impairment related to other non-credit related factors is reported in other comprehensive (loss) income.

The Company reports accrued investment income separately for available-for-sale fixed maturity investments and has made a policy election to not measure an allowance for credit losses on accrued investment income. Accrued investment income is written off against net investment income at the time the issuer of the bond defaults or is expected to default on interest payments.

(e)   Cash and cash equivalents:

Cash and cash equivalents include cash and investments with original maturities of no more than three months when purchased that are readily convertible into cash.

(f)   Restricted cash:

Restricted cash represents certain cash and cash equivalent balances restricted as to withdrawal or use. The Company's restricted cash is comprised primarily of cash held for the payment of vehicle service agreement claims under the terms of certain contractual agreements, funds held in escrow, statutory deposits and amounts pledged to third-parties as deposits or to collateralize liabilities.

(g)   Service fee receivable:

Service fee receivable includes balances due and uncollected from customers. Service fee receivable is reported net of an estimated allowance for credit losses. The Company recognizes credit losses based on a forward-looking current expected credit losses. The Company estimates expected credit losses based upon its assessment of various factors, including historical collection experience, the age of service fee receivable balances, credit quality of its customers, current economic conditions, management's experience, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. Expected credit losses are recorded as general and administrative expenses in the consolidated statements of operations. Amounts are written off against the allowance when determined to be uncollectible. Write-offs are applied as a reduction to the allowance for credit losses and any recoveries of previous write-offs are netted against bad debt expense in the period recovered.

(h)   Deferred contract costs:

Deferred contract costs represent the deferral of incremental costs to obtain or fulfill a contract with a customer. Incremental costs to obtain a contract with a customer primarily include sales commissions. The Company capitalizes costs incurred to fulfill a contract if the costs are identifiable, generate or enhance resources used to satisfy future performance obligations and are expected to be recovered. Costs to fulfill a contract include labor costs for set-up activities directly related to the acquisition of vehicle service agreements. Contract costs are deferred and amortized over the expected customer relationship period consistent with the pattern in which the related revenues are earned. Amortization of incremental costs to obtain a contract and costs to fulfill a contract are recorded in commissions and cost of services sold, respectively, in the consolidated statements of operations. Changes in estimates, if any, are recorded in the accounting period in which they are determined.

(i)   Property and equipment:

Property and equipment are reported in the consolidated financial statements at cost. Depreciation of property and equipment has been provided using the straight-line method over the estimated useful lives of such assets. Repairs and maintenance are recognized in operations during the period incurred. The Company estimates useful life to be three to ten years for leasehold improvements; three to seven years for furniture and equipment; three to seven years for computer hardware; five years for medical equipment; and five years for vehicles.

(j)   Inventory:

Inventory, which is included in other assets in the consolidated balance sheet, consists of printer and computer equipment, parts, supplies and software with a total value of $0.7 million at December 31, 2024. The Company did not have inventory prior to the acquisition of Image Solutions, LLC on September 26, 2024. Inventory is stated at the lower of cost or net realizable value and includes the product cost, inbound freight and warehousing costs, where applicable, and is maintained on the first-in, first-out method. The Company regularly reviews inventory quantities on hand, future purchase commitments with suppliers and the estimated utility of inventory. An assessment is made periodically to determine what slow-moving inventory items, if any, should be deemed obsolete and written down to their estimated net realizable value.

(k)   Goodwill and intangible assets:

When the Company acquires a subsidiary or other business where it exerts significant influence, the fair value of the net tangible and intangible assets acquired is determined and compared to the amount paid for the subsidiary or business acquired. Any excess of the amount paid over the fair value of those net assets is considered to be goodwill.

Goodwill is tested for impairment annually as of November 30, or more frequently if events or circumstances indicate that the carrying value may not be recoverable. In evaluating the recoverability of goodwill, the Company estimates the fair value of its reporting units and compares it to the carrying value. Any excess of a reporting unit's carrying value over its fair value is recognized as an impairment loss in the consolidated statements of operations in the period in which the impairment is determined.

When the Company acquires a subsidiary or other business where it exerts significant influence or acquires certain assets, intangible assets may be acquired, which are recorded at their fair value at the time of the acquisition. An intangible asset with a definite useful life is amortized in the consolidated statements of operations over its estimated useful life. The Company writes down the value of an intangible asset with a definite useful life when the undiscounted cash flows are not expected to allow for full recovery of the carrying value.

Intangible assets with indefinite useful lives are not subject to amortization and are tested for impairment annually as of November 30, or more frequently if events or circumstances indicate that the carrying value may not be recoverable, to ensure that fair values are greater than or equal to carrying values. Any excess of carrying value over fair value is charged to the consolidated statements of operations in the period in which the impairment is determined. The Company may perform its impairment test for any indefinite-lived intangible asset through a qualitative assessment or elect to proceed directly to a quantitative impairment test, however, the Company may resume a qualitative assessment in any subsequent period if facts and circumstances permit.

(l)   Derivative financial instruments:

Derivative financial instruments included an interest rate swap contact and the trust preferred debt repurchase options. The Company measures derivative financial instruments at fair value. The fair value of derivative financial instruments is required to be revalued each reporting period, with corresponding changes in fair value recorded in the consolidated statements of operations. Realized gains or losses are recognized upon settlement of the contracts. Refer to Note 11, "Derivatives," for further information.

The Company entered into a pay fixed, receive variable interest rate swap contract to reduce its exposure to changes in interest rates. The interest rate swap contract was included in other assets in the consolidated balance sheet at December 31, 2023. The Company had not elected hedge accounting for the interest rate swap, therefore changes in fair value were recorded in current period earnings and included in interest expense in the consolidated statements of operations. On February 29, 2024, the interest rate swap matured and the Company did not enter into any additional interest rate swap agreement upon its expiration.

During the third quarter of 2022, the Company entered into three trust preferred debt repurchase option agreements. Changes in fair value were included in loss on change in fair value of derivative asset option contracts in the consolidated statement of operations. The Company exercised the repurchase options during the first quarter of 2023.

(m)   Debt:

Bank loans are reported in the consolidated balance sheets at par value adjusted for unamortized discount or premium and unamortized issuance costs. Discounts, premiums, and costs directly related to the issuance of debt are capitalized and amortized through the maturity date of the debt using the effective interest rate method and are recorded in interest expense in the consolidated statements of operations. Gains and losses on the extinguishment of debt are recorded in (loss) gain on extinguishment of debt.

The Company's subordinated debt is measured and reported at fair value. The fair value of the subordinated debt is calculated using a model based on significant market observable inputs and inputs developed by a third-party. These inputs include credit spread assumptions developed by a third-party and market observable swap rates. The portion of the change in fair value of subordinated debt related to the instrument-specific credit risk is recognized in other comprehensive income (loss).

(n)   Contingent consideration:

The consideration for certain of the Company's acquisitions include future payments to former owners that are contingent upon the achievement of certain targets over future reporting periods. Liabilities for contingent consideration are measured and reported at fair value at the date of acquisition and are included in accrued expenses and other liabilities in the consolidated balance sheets. Changes in the fair value of contingent consideration liabilities can result from changes to one or multiple inputs, including adjustments to the discount rates or changes in the assumed achievement or timing of any targets. These fair value measurements are based on significant inputs not observable in the market. Changes in assumptions could have an impact on the payout of contingent consideration liabilities. Changes in fair value are reported in the consolidated statements of operations as non-operating other revenue (expense).

(o)   Income taxes:

The Company follows the asset and liability method of accounting for income taxes, whereby deferred income tax assets and liabilities are recognized for (i) the differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and (ii) loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not and a valuation allowance is established for any portion of a deferred tax asset that management believes will not be realized. Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. The Company accounts for uncertain tax positions in accordance with the income tax accounting guidance. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense (benefit).

(p)   Leases:

The Company records a right of use asset and lease liability for all leases in which the estimated term exceeds twelve months. The Company treats contracts as a lease when the contract: (1) conveys the right to use a physically distinct property or equipment asset for a period of time in exchange for consideration, (2) the Company directs the use of the asset and (3) the Company obtains substantially all the economic benefits of the asset. Right-of-use assets and lease liabilities are measured and recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. As the Company's leases are office leases, the Company is unable to determine an implicit rate; therefore, the Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future payments for those leases. The Company includes options to extend or terminate the lease in the measurement of the right-of-use asset and lease liability when it is reasonably certain that such options will be exercised. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

The Company determines lease classification at the commencement date. Leases not classified as sales-type (lessor) or financing leases (lessor and lessee) are classified as operating leases. The primary accounting criteria the Company uses that results in operating lease classification are: (a) the lease does not transfer ownership of the underlying asset to the lessee by the end of the lease term, (b) the lease does not grant the lessee a purchase option that the lessee is reasonably certain to exercise, (c) using a seventy-five percent or more threshold in addition to other qualitative factors, the lease term is not for a major part of the remaining economic life of the underlying asset and, (d) using a ninety percent or more threshold in addition to other qualitative factors, the present value of the sum of the lease payments and residual value guarantee from the lessee, if any, does not equal or substantially exceed the fair value of the underlying asset.

As an accounting policy, the Company has elected not to apply the recognition requirements in ASC 842 to short-term leases (generally those with terms of twelve months or less). Instead, the Company recognizes the lease payments as expense on a straight-line basis over the lease term and any variable lease payments in the period in which the obligation for those payments is incurred.

Rental expense for operating leases is recognized on a straight-line basis over the lease term, net of any applicable lease incentive amortization.

(q)   Redeemable preferred stock:

The Company accounts for its redeemable preferred stock in accordance with the guidance in Accounting Standards Codification ("ASC") Topic 480, *Distinguishing Liabilities from Equity*. The Company measures its redeemable preferred stock at its current redemption value plus dividends not currently declared or paid but which will be payable upon redemption. Redeemable preferred stock with redemption features not solely within the control of the issuer are presented in temporary or mezzanine equity in the consolidated balance sheets.

(r)   Revenue recognition:

Service fee and commission revenue and contract balances

Service fee and commission revenue represents vehicle service agreement fees, guaranteed asset protection products ("GAP") commissions, maintenance support service fees, warranty product commissions, business services consulting revenue, healthcare services revenue and software license and support revenue based on terms of various agreements with credit unions, consumers and businesses. Customers either pay in full at the inception of a warranty contract or commission product sale, or when consulting, healthcare and software license and support services are billed, or on terms subject to the Company's customary credit reviews.

Vehicle service agreement fees include the fees collected to cover the costs of future automobile mechanical breakdown claims and the associated administration of those claims. Vehicle service agreement fees are earned over the duration of the vehicle service agreement contracts as the single performance obligation is satisfied. Vehicle service agreement fees are initially recorded as deferred service fees with revenues recognized over the term of the contract based on the proportion of expected claims to total overall claims to be incurred over the life of the contract. The Company believes this reasonably represents the transfer of services to the vehicle service contract holder over the warranty term. The Company compares the remaining deferred service fees balance to the estimated amount of expected future claims under the vehicle service agreement contracts and records an additional accrual if the deferred service fees balance is less than expected future claims costs.

In certain jurisdictions the Company is required to refund to a customer a pro-rata share of the vehicle service agreement fees if a customer cancels the agreement prior to the end of the term. Depending on the jurisdiction, the Company may be entitled to deduct from the refund a cancellation fee and/or amounts for claims incurred prior to cancellation. While refunds vary depending on the term and type of product offered, historically refunds have averaged 5.83% to 12.00% of the original amount of the vehicle service agreement fee. Revenues recorded by the Company are net of variable consideration related to refunds and the associated refund liability is included in accrued expenses and other liabilities. The Company estimates refunds based on the actual historical refund rates by warranty type taking into consideration current observable refund trends in estimating the expected amount of future customer refunds to be paid at each reporting period.

Maintenance support service fees include the service fees collected to administer equipment breakdown and maintenance support services and are earned as services are rendered.

Warranty product commissions include the commissions from the sale of warranty contracts for certain new and used heating, ventilation, air conditioning ("HVAC"), standby generator, commercial LED lighting and commercial refrigeration equipment. The Company acts as an agent on behalf of the third-party insurance companies that underwrite and guaranty these warranty contracts. The Company does not guaranty the performance underlying the warranty contracts it sells. Warranty product commissions are earned at the time of the warranty product sales.

Business services consulting revenue includes the revenue from providing outsourced finance and human resources consulting services and information technology ("IT") managed services. The Company invoices for business services revenue based on contracted rates. Revenue is earned over time as services are provided to the customer.

Healthcare services revenue includes revenue from providing healthcare professional staffing services and outsourced cardiac telemetry services for long-term acute care and inpatient rehabilitation hospitals. The Company invoices for healthcare services revenue based on contracted rates. Revenue is earned as services are provided.

Software license and support revenue includes revenue from the sale or rental of software products created exclusively to serve the management needs of all types of shared-ownership properties. Software licenses are on-premise at customer locations and considered fully functional when made available and delivered to the customer. As the customer can use and benefit from the license on its own, software licenses represent distinct performance obligations. Revenue is recognized upfront at the point in time when control is transferred, which is defined as the point in time when the customer can use and benefit from the license. The Company's software licenses are sold as term licenses, and the contracts include software support services, which are accounted for as separate performance obligations. The Company recognizes the portion of the transaction price allocated to the software license on a residual basis. The residual basis is used to allocate revenue when the contract arrangement includes a software license and has at least one performance obligation for which the stand-alone selling price ("SASP") is observable, such as the software support services. The residual method is used as the selling price for software licenses in circumstances when the transaction price is highly variable and the SASP is not discernable from past transactions or other observable evidence. The Company evaluates the residual approach estimate compared to all available observable data in order to conclude the estimate is representative of its SASP. Software support revenue is recognized ratably over the contract period as services are rendered. The SASP of software support is consistent with the stand-alone pricing of subsequent software support renewals. For certain SPI contracts, the transaction price of the software license is billed in installments, typically over a three to five year period. The Company allocates a portion of the consideration received from these arrangements to a financing component when it determines that a significant financing component exists. The financing component is subsequently recognized as interest income separate from software license and support fee revenue over the term of the arrangement with the customer. Pursuant to practical expedients afforded under ASC 606, the Company does not recognize a financing component for software license sales that have a term of one year or less.

Contract balances

The timing of revenue recognition may differ from the timing of billing and cash receipts from customers. A contract asset is established for revenue that is recognized prior to billing the customer and is included in other assets in the consolidated balance sheets. Upon billing, which typically occurs over a three to five year installment period, the value of the contract asset is reversed and service fee receivable is recorded. When payment is made prior to satisfaction of performance obligations, a contract liability is established which is recorded as deferred service fees in the consolidated balance sheets. If the satisfaction of the performance obligation occurs over time, the contract liability is reversed over the contract term, as the services are provided to the customer. If the satisfaction of the performance obligation is at a point in time, the contract liability reverses upon delivery to the customer.

(s)   Stock-based compensation:

The Company uses the fair-value method of accounting for stock-based compensation awards granted to employees. Expense is recognized on a straight-line basis over the requisite service period during which awards are expected to vest, with a corresponding increase to either additional paid-in capital for equity-classified awards or to a liability for liability-classified awards. Liability-classified awards, included in accrued expenses and other liabilities in the consolidated balance sheets, are measured and reported at fair value on the date of grant and are remeasured each reporting period. Compensation expense related to the change in fair value for liability-classified awards is reported in the consolidated statements of operations as general and administrative expenses. For awards with a graded vesting schedule, expense is recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award. For awards subject to a performance condition, expense is recognized when the performance condition has been satisfied or is probable of being satisfied. For awards subject to a market condition, compensation expense is recognized on a straight-line basis regardless of whether the market condition is satisfied, provided that the requisite service has been provided. Forfeitures are recognized in the period that the award is forfeited.

(t)   Fair value of financial instruments:

The fair values of the Company's investments in fixed maturities and equity investments, limited liability investment, at fair value, subordinated debt, derivative financial instruments and contingent consideration are estimated using a fair value hierarchy to categorize the inputs it uses in valuation techniques. Fair values for other investments approximate their unpaid principal balance. The carrying amounts reported in the consolidated balance sheets approximate fair values for cash and cash equivalents, restricted cash, short-term investments and certain other assets and other liabilities because of their short-term nature.

NOTE 3 RECENTLY ISSUED ACCOUNTING STANDARDS

(a)   Adoption of New Accounting Standards:

Effective January 1, 2024, the Company adopted ASU 2023-02, *Investments Equity Method and Joint Ventures (Topic* 323*): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method.* These amendments allow reporting entities to elect to account for qualifying tax equity investments using the proportional amortization method, regardless of the program giving rise to the related income tax credits. The adoption of ASU 2023-02 did not have an impact on the Company's consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, *Improvements to Reportable Segment Disclosures* ("ASU 2023-07"), which improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity's overall performance and assess potential future cash flows. ASU 2023-07 is effective for public companies with annual periods beginning after December 15, 2023, and interim periods within annual period beginning after December 15, 2024. The Company adopted ASU 2023-07 on a retrospective basis for the year ended December 31, 2024, which resulted in additional disclosures in our segment footnote, primarily related to significant segment expenses that are regularly provided to the chief operating decision maker and included within our reported measure of segment profit or loss. Refer to Note 22, "Segmented Information." for these additional disclosures.

(b)   Accounting Standards Not Yet Adopted:

In December 2023, the Financial Accounting Standards Board ("FASB") issued ASU No. 2023-09, *Improvements to Income Tax Disclosures* ("ASU 2023-09"), which requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. ASU 2023-09 is effective for public companies with annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

In October 2023, the FASB issued ASU 2023-06, *Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative* ("ASU 2023-06"), which amends the disclosure or presentation requirements related to various subtopics in the FASB Accounting Standards Codification. For SEC registrants, the effective date for each amendment will be the date on which the SEC's removal of that related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. The Company will monitor the removal of various requirements from the current regulations in order to determine when to adopt the related amendments, but does not anticipate the adoption of the new guidance will have a material impact on the Company's consolidated financial statements. The Company will continue to evaluate the impact of this guidance on its consolidated financial statements

In March 2024, the FASB issued ASU 2024-02, *Codification Improvements - Amendments to Remove References to the Concepts Statements* ("ASU 2024-02").ASU 2024-02 amends the Codification to remove references to various concepts statements and impacts a variety of topics in the Codification. The amendments apply to all reporting entities within the scope of the affected accounting guidance, but in most instances the references removed are extraneous and not required to understand or apply the guidance. Generally, the amendments in ASU 2024-02 are not intended to result in significant accounting changes for most entities. ASU 2024-02 is effective January 1, 2025. The Company does not expect ASU 2024-02 to have a significant impact on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures* ("ASU 2024-03").ASU 2024-03 requires new financial statement disclosures in tabular format, disaggregating information about prescribed categories underlying any relevant income statement expense caption. Qualitative disclosures about any remaining amounts in relevant expense line items must be provided. Separate disclosures of total selling expenses and an entity's definition of those expenses are also required. ASU 2024-03 is effective for public companies with annual periods beginning after December 15, 2026, and interim periods within annual period beginning after December 15, 2027, with early adoption permitted. The Company expects the adoption of the standard to result in additional disaggregation of expense captions within its footnote disclosures.

NOTE 4 ACQUISITIONS

During the years ended December 31, 2024 and December 31, 2023, the Company incurred acquisition expenses related to business combinations of $0.5 million and $0.7 million, respectively, which are included in general and administrative expenses in the consolidated statements of operations.

Image Solutions, LLC

On September 26, 2024, the Company acquired 100% of the outstanding membership interests of Image Solutions, LLC ("Image Solutions") for aggregate cash consideration of $20.4 million, less certain escrowed amounts for purposes of indemnification claims and working capital adjustments. Image Solutions, based in Fletcher, North Carolina, is an information technology managed services provider. As further discussed in Note 22, "Segmented Information," Image Solutions is included in the Kingsway Search Xcelerator segment. This acquisition was the Company's sixth acquisition under its novel CEO Accelerator program and further expands the Company's portfolio of businesses with recurring revenue and low capital intensity.

This acquisition was accounted for as a business combination using the acquisition method of accounting. The purchase price was provisionally allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition and are subject to adjustment during a measurement period subsequent to the acquisition date, not to exceed one year, as permitted under U.S. GAAP. The Company expects to complete its purchase price allocation within the next six months. These estimates, allocations and calculations are subject to change as we obtain further information; therefore, the final fair values of the assets acquired and liabilities assumed could change from the estimates included in these consolidated financial statements.

Refer to Note 9, "Intangible Assets," for further disclosure of the intangible assets related to this acquisition. The goodwill of $6.5 million represents the premium paid over the fair value of the net tangible and intangible assets acquired, which the Company paid to grow its portfolio of companies and acquire an assembled workforce. The goodwill is not deductible for tax purposes.

The following table summarizes the preliminary allocation of the Image Solutions purchase price and the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

(in thousands)	September 26, 2024
Purchase Price	$ 20,354
Cash and cash equivalents	$ 293
Service fee receivable	575
Other receivables	160
Property and equipment, net	85
Intangible asset not subject to amortization - trade name	1,500
Intangible asset subject to amortization - customer relationships	11,100
Other assets - inventory and prepaid expenses	954
Total assets	$ 14,667
Accrued expenses and other liabilities	$ 799
Total liabilities	$ 799
Total identifiable assets and liabilities	$ 13,868
Excess purchase price allocated to goodwill	$ 6,486

The preliminary fair value of the acquired service fee receivable of $0.6 million is equivalent to its gross contractual amount. The consolidated statements of operations include the earnings of Image Solutions from the date of acquisition. From the date of acquisition through December 31, 2024, Image Solutions earned revenue of $2.5 million and had a net loss of $0.1 million.

Systems Products International, Inc.

On September 7, 2023, the Company acquired 100% of the outstanding equity interests of Systems Products International, Inc. ("SPI") for aggregate cash consideration of $2.8 million, less certain escrowed amounts for purposes of indemnification claims and working capital adjustments. SPI, based in Miami, Florida, is a vertical market software company, created exclusively to serve the management needs of all types of shared-ownership properties. As further discussed in Note 22, "Segmented Information," SPI is included in the Kingsway Search Xcelerator segment. This acquisition was the Company's fourth acquisition under its novel CEO Accelerator program and its first in the vertical market software space and further expands the Company's portfolio of businesses with recurring revenue and low capital intensity.

This acquisition was accounted for as a business combination using the acquisition method of accounting. The purchase price was provisionally allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition and are subject to adjustment during a measurement period subsequent to the acquisition date, not to exceed one year as permitted under U.S. GAAP. During the second quarter of 2024, the Company finalized its fair value analysis of the assets acquired and liabilities assumed with the assistance of a third party.

The Company records measurement period adjustments in the period in which the adjustments occur. During the second quarter of 2024, the Company recorded measurement period adjustments that increased goodwill by $0.3 million compared to the amount recorded at December 31, 2023. The measurement period adjustment primarily reflects changes in the estimated value of the contract asset of $0.3 million.

Refer to Note 9, "Intangible Assets," for further disclosure of the intangible assets related to this acquisition. The final goodwill recorded of $0.4 million represents the premium paid over the fair value of the net tangible and intangible assets acquired, which the Company paid to grow its portfolio of companies and acquire an assembled workforce. The goodwill is not deductible for tax purposes.

The following table summarizes the allocation of the SPI purchase price and the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

(in thousands)		
		September 7, 2023
Purchase price	$	2,800
Cash and cash equivalents	$	121
Restricted cash		6
Service fee receivable		381
Intangible asset not subject to amortization - trade name		120
Intangible asset subject to amortization - customer relationships		1,000
Intangible asset subject to amortization - developed technology		600
Other assets - contract asset and prepaid expenses		1,447
Total assets	$	3,675
Accrued expenses and other liabilities	$	126
Deferred service fees		423
Net deferred income tax liabilities		689
Total liabilities	$	1,238
Total identifiable assets and liabilities	$	2,437
Excess purchase price allocated to goodwill	$	363

The consolidated statements of operations include the earnings of SPI from the date of acquisition. From the date of acquisition through December 31, 2023, SPI earned revenue of $0.8 million and had a net income of $0.4 million.

Digital Diagnostics Imaging, Inc.

On October 26, 2023, the Company acquired 100% of the outstanding equity interests of Digital Diagnostics Imaging, Inc. ("DDI") for aggregate cash consideration of approximately $11.0 million, less certain escrowed amounts for purposes of indemnification claims. The final purchase price was subject to a working capital true-up of less than $0.1 million that was settled during the second quarter of 2024. DDI, based in Wall, New Jersey, is a provider of fully managed outsourced cardiac telemetry services. As further discussed in Note 22, "Segmented Information," DDI is included in the Kingsway Search Xcelerator segment. This acquisition was the Company's fifth acquisition under its novel CEO Accelerator program and further expands the Company's portfolio of businesses with recurring revenue and low capital intensity.

This acquisition was accounted for as a business combination using the acquisition method of accounting. The purchase price was provisionally allocated to the assets acquired and liabilities ass umed based on their estimated fair values at the date of acquisition and are subject to adjustment during a measurement period subsequent to the acquisition date, not to exceed one year as permitted under U.S. GAAP. During the second quarter of 2024, the Company finalized its fair value analysis of the assets acquired and liabilities assumed with the assistance of a third party. The Company records measurement period adjustments in the period in which the adjustments occur. During the second quarter of 2024, the Company recorded a measurement period adjustment that increased goodwill by $0.2 million compared to the amount recorded at December 31, 2023. The measurement period adjustments primarily relate to a decrease in the estimated fair value of property and equipment of $0.4 million, partially offset by an increase to the customer relationships intangible asset of $0.2 million.

Refer to Note 9, " Intangible Assets ," for further disclosure of the intangible assets related to this acquisition. The final goodwill recorded of$4.9 million represents the premium paid over the fair value of the net tangible and intangible assets acquired, which the Company paid to grow its portfolio of companies and acquire an assembled workforce. The goodwill is not deductible for tax purposes.

The following table summarizes the allocation of the DDI purchase price and the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

(in thousands)		
		October 26, 2023
Purchase price	$	10,983
Cash and cash equivalents	$	124
Service fee receivable		495
Property and equipment, net		799
Right-of-use asset		145
Intangible asset not subject to amortization - trade name		260
Intangible asset subject to amortization - customer relationships		6,700
Other assets		7
Total assets	$	8,530
Accrued expenses and other liabilities	$	214
Income taxes payable		141
Lease liability		145
Net deferred income tax liabilities		1,966
Total liabilities	$	2,466
Total identifiable assets and liabilities	$	6,064
Excess purchase price allocated to goodwill	$	4,919

The consolidated statements of operations include the earnings of DDI from the date of acquisition. From the date of acquisition through December 31, 2023, DDI earned revenue of $0.9 million and had net income of $1.5 million, primarily related to a tax benefit recognized for the partial release of the Company's deferred tax valuation allowance related to the acquired deferred tax liabilities.

Unaudited Pro Forma Summary

The following unaudited pro forma summary presents the Company's consolidated financial statements for the years ended December 31, 2024 and December 31, 2023 as if Image Solutions and DDI had been acquired on January 1 of the year prior to the acquisitions. The pro forma summary is presented for illustrative purposes only and does not purport to represent the results of our operations that would have actually occurred had the acquisitions occurred as of the beginning of the period presented or project our results of operations as of any future date or for any future period, as applicable. The pro forma results primarily include purchase accounting adjustments related to the acquisitions of Image Solutions and DDI, interest expense and the amortization of debt issuance costs and discounts associated with the related financing obtained in connection with the Image Solutions and DDI acquisitions (see Note 12, "Debt"), tax related adjustments and acquisition-related expenses. The pro forma effects of the SPI acquisition were not material to the Company's consolidated statements of operations for the year ended December 31, 2023.

(in thousands, except per share data)			Years ended December 31,	
		2024		2023
Revenues	$	116,224	$	116,504
(Loss) income from continuing operations attributable to common shareholders	$	(9,747)	$	22,942
Basic (loss) earnings per share - continuing operations	$	(0.36)	$	0.89
Diluted (loss) earnings per share - continuing operations	$	(0.36)	$	0.87

NOTE 5 DISPOSAL AND DISCONTINUED OPERATIONS

(a)   Disposal

On July 29, 2022, the Company sold Professional Warranty Service Corporation ("PWSC"), an 80% majority-owned, indirect subsidiary of the Company. The purchase price was subject to customary adjustments for net working capital. During the year ended

December 31, 2023, the Company recorded an additional gain on disposal of PWSC of $0.3 million related to working capital adjustments and release of escrowed amounts withheld for purposes of indemnification claims.

(b)   Discontinued Operations

Leased Real Estate Segment

The Company's subsidiaries, VA Lafayette, LLC ("VA Lafayette") and CMC, which included CMC's subsidiaries Texas Rail Terminal LLC and TRT, comprised the Company's entire Leased Real Estate segment prior to the fourth quarter of 2022. Each of CMC, through indirect wholly owned subsidiary, TRT, and VA Lafayette own a single asset, which is real estate property. On December 29, 2022, TRT sold its assets and at December 31, 2022, VA Lafayette was classified as held for sale.

In accordance with ASU No. 2014-08, *Reporting of Discontinued Operations and Disclosures of Disposals of Components of an Entity,* a disposal is categorized as a discontinued operation if the disposal group is a component of an entity or group of components that meets the held for sale criteria, is disposed of by sale, or is disposed of other than by sale, and represents a strategic shift that has or will have a major effect on an entity's operations and financial results.

Leased Real Estate was a component of Kingsway since its operations and cash flows can be clearly distinguished, both operationally and for financial reporting purposes, from the rest of the reporting entity. A component of an entity may consist of multiple disposal groups and does not need to be disposed of in a single transaction. The disposal of the Leased Real Estate segment represents a strategic shift that will have a major effect on the Company's operations and financial results, as the disposal of the Leased Real Estate assets was in excess of 20% of the entity's total assets. As a result, the assets, liabilities, operating results and cash flows related to Leased Real Estate have been classified as discontinued operations in the consolidated financial statements for all periods presented.

VA Lafayette

During the fourth quarter of 2022, the Company began executing a plan to sell its subsidiary, VA Lafayette.VA Lafayette owns the LA Real Property, that is subject to a long-term lease and the LA Mortgage. During the second quarter of 2024, the Company entered into a letter of intent for the sale of VA Lafayette. On August 16, 2024, the Company completed the sale of VA Lafayette to an entity associated with a current holder of the Company's Class B Preferred Stock (the sale occurred prior to negotiations regarding the issuance of the Class B Preferred Stock).Refer to Note 24, "Related Parties," for further disclosure. The purchase price paid by the purchaser at the closing consisted of $1.3 million in cash plus the assumption of the unpaid principal balance, as of the closing, of the LA Mortgage of approximately $11.8 million, netting cash proceeds of $1.1 million to Kingsway after expenses.

During the third quarter of 2024, the Company recognized a loss on disposal of $0.2 million, which is included in loss on disposal of discontinued operations, net of taxes in the consolidated statements of operations for the year ended December 31, 2024. As part of recognizing the business as held for sale, the Company was required to measure VA Lafayette at the lower of its carrying amount or fair value less cost to sell. As a result of this analysis, during the first quarter of 2024 and the fourth quarter of 2023, the Company recognized an estimated non-cash, loss on disposal of $0.4 million and $2.0 million, respectively, which is included in loss on disposal of discontinued operations, net of taxes in the consolidated statements of operations for the years ended December 31, 2024 and December 31, 2023, respectively. The losses are a result of adjusting the net carrying value of VA Lafayette to be equal to the estimated selling price and were determined by comparing the expected cash consideration received for the sale of VA Lafayette with the net assets of VA Lafayette.

Summary financial information for Leased Real Estate included in income from discontinued operations, net of taxes in the consolidated statements of operations for the years ended December 31, 2024 and December 31, 2023 is presented below:

(in thousands)	Years ended December 31,	
	2024	2023
Income from discontinued operations, net of taxes:		
Revenues:		
Rental revenue	$ 890	$ 1,251
Total revenues	890	1,251
Expenses:		
Cost of services sold	136	199
General and administrative expenses	128	254
Leased real estate segment interest expense	218	361
Total expenses	482	814
Non-operating other revenue	30	13
Income from discontinued operations before income tax expense	438	450
Income tax expense	—	—
Income from discontinued operations, net of taxes	$ 438	$ 450

For the years ended December 31, 2024 and December 31, 2023, all of the pre-tax income from discontinued operations disclosed in the table above is attributable to the controlling interest.

The carrying amounts of the major classes of assets and liabilities of Leased Real Estate presented as held for sale at December 31, 2023 are as follows:

(in thousands)	December 31, 2023
Assets	
Cash and cash equivalents	$ 612
Property and equipment, net	16,171
Intangible assets, net	2,748
Loss on write-down of disposal group	(1,779)
Assets held for sale	$ 17,752
Liabilities	
Accrued expenses and other liabilities	$ 885
Notes payable	15,229
Liabilities held for sale	$ 16,114

Loss on disposal of discontinued operations, net of taxes, related to Leased Real Estate, in the consolidated statements of operations for the years ended December 31, 2024 and December 31, 2023 is comprised of the following:

(in thousands)	Years ended December 31,	
	2024	2023
Loss on disposal of discontinued operations before income tax benefit	(620)	(1,988)
Income tax benefit	—	—
Loss on disposal of discontinued operations, net of taxes	$ (620)	$ (1,988)

NOTE 6 VARIABLE INTEREST ENTITIES

(a)   Consolidated VIE

Argo Holdings Fund I, LLC

The Company holds a 43.4% investment in Argo Holdings at December 31, 2024 and December 31, 2023. Argo Holdings makes investments, primarily in established lower middle market companies based in North America, through investments in search funds. The managing member of Argo Holdings is Argo Management Group, LLC ("Argo Management"), a wholly owned subsidiary of the Company. Argo Holdings is considered to be a

VIE as the members holding equity at risk lack characteristics of a controlling financial interest. The Company holds a variable interest in Argo Holdings due to its right to absorb significant economics in Argo Holdings and through its controlling interest in Argo Management, through which the Company holds the power to direct the significant activities of Argo Holdings. As such, the Company was the primary beneficiary of Argo Holdings and consolidated Argo Holdings at December 31, 2024 and December 31, 2023.

The following table summarizes the assets and liabilities related to the VIE consolidated by the Company at December 31, 2024 and December 31, 2023:

(in thousands)		December 31,	
		2024	2023
Assets			
Limited liability investment, at fair value	$	2,859	$ 3,496
Cash and cash equivalents		222	270
Other receivables		7	—
Accrued investment income		430	527
Total Assets		3,518	4,293
Liabilities			
Accrued expenses and other liabilities		618	289
Total Liabilities	$	618	$ 289

No arrangements exist requiring the Company to provide additional funding to the consolidated VIE in excess of the Company's unfunded commitments to its consolidated VIE. At December 31, 2024 and December 31, 2023, the Company had no unfunded commitments. There are no restrictions on assets consolidated by the VIE. There are no structured settlements of liabilities consolidated by the VIE. Creditors have no recourse to the general credit of the Company as the primary beneficiary of the VIE.

(b)   Non-Consolidated VIEs

The Company's investments include certain non-consolidated investments, primarily in limited liability companies and limited partnerships in which the Company holds variable interests, that are considered VIEs due to the legal entities holding insufficient equity; the holders of equity at risk in the legal entities lacking controlling financial interests; and/or the holders of equity at risk having non-proportional voting rights.

The Company's risk of loss associated with its non-consolidated VIEs is limited and depends on the investment. Limited liability investments accounted for under the equity method are limited to the Company's initial investments. At December 31, 2024 and December 31, 2023, the Company had no unfunded commitments to its non-consolidated VIEs.

The following table summarizes the carrying value and maximum loss exposure of the Company's non-consolidated VIEs at December 31, 2024 and December 31, 2023:

(in thousands)					December 31,		
		2024			2023		
		Carrying Value		Maximum Loss Exposure		Carrying Value	Maximum Loss Exposure
Investments in non-consolidated VIEs	$	692	$	692	$	854	$ 854

The following table summarizes the Company's non-consolidated VIEs by category at December 31, 2024 and December 31, 2023:

(in thousands)			December 31,	
	2024		2023	
	Carrying Value	Percent of total	Carrying Value	Percent of total
Investments in non-consolidated VIEs:				
Non-real estate related	692	100.0%	854	100.0%
Total investments in non-consolidated VIEs	$ 692	100.0%	$ 854	100.0%

The following table presents aggregated summarized financial information of the Company's non-consolidated VIEs at December 31, 2024 and December 31, 2023. For certain of the non-consolidated VIEs, the financial information is presented on a lag basis, consistent with how the changes in the Company's share of the net asset values of these equity method investees are recorded in net investment income. The difference between the end of the reporting period of an equity method investee and that of the Company is typically no more than three months.

(in thousands)		December 31,
	2024	2023
Assets	$ 191,796	$ 222,249
Liabilities	$ 283,737	$ 313,573
Equity	$ (91,941)	$ (91,324)

(in thousands)		December 31,
	2024	2023
Net income	$ 7,965	$ 8,306

NOTE 7 INVESTMENTS

The amortized cost, gross unrealized gains and losses included in accumulated other comprehensive loss, and estimated fair value of the Company's available-for-sale investments at December 31, 2024 and December 31, 2023 are summarized in the tables shown below:

(in thousands)				December 31, 2024
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Fixed maturities:				
U.S. government, government agencies and authorities	$ 13,561	$ 11	$ 218	$ 13,354
States, municipalities and political subdivisions	2,846	2	73	2,775
Mortgage-backed	10,309	10	433	9,886
Asset-backed	1,346	2	22	1,326
Corporate	10,055	9	442	9,622
Total fixed maturities	$ 38,117	$ 34	$ 1,188	$ 36,963

(in thousands)								December 31, 2023
		Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value
Fixed maturities:								
U.S. government, government agencies and authorities	$	13,384	$	8	$	395	$	12,997
States, municipalities and political subdivisions		2,885		3		105		2,783
Mortgage-backed		9,724		23		494		9,253
Asset-backed		1,254		1		45		1,210
Corporate		10,860		18		648		10,230
Total fixed maturities	$	38,107	$	53	$	1,687	$	36,473

The table below summarizes the Company's fixed maturities at December 31, 2024 by contractual maturity periods. Actual results may differ as issuers may have the right to call or prepay obligations, with or without penalties, prior to the contractual maturity of these obligations.

(in thousands)				December 31, 2024
		Amortized Cost		Estimated Fair Value
Due in one year or less	$	8,020	$	7,970
Due after one year through five years		23,813		23,119
Due after five years through ten years		1,839		1,770
Due after ten years		4,445		4,104
Total	$	38,117	$	36,963

The following tables highlight the aggregate unrealized loss position, by security type, of available-for-sale investments in unrealized loss positions where no credit loss allowance has been established as of December 31, 2024 and December 31, 2023. The tables segregate the holdings based on the period of time the investments have been continuously held in unrealized loss positions.

(in thousands)											December 31, 2024
	Less than 12 Months				Greater than 12 Months				Total		
	Estimated Fair Value		Unrealized Loss		Estimated Fair Value		Unrealized Loss		Estimated Fair Value		Unrealized Loss
Fixed maturities:											
U.S. government, government agencies and authorities	$	2,417	$	28	$	7,984	$	190	$	10,401	$	218
States, municipalities and political subdivisions		331		1		1,981		72		2,312		73
Mortgage-backed		3,006		57		5,477		376		8,483		433
Asset-backed		254		—		756		22		1,010		22
Corporate		966		10		7,274		432		8,240		442
Total fixed maturities	$	6,974	$	96	$	23,472	$	1,092	$	30,446	$	1,188

(in thousands)								December 31, 2023
	Less than 12 Months			Greater than 12 Months			Total	
	Estimated Fair Value	Unrealized Loss		Estimated Fair Value	Unrealized Loss		Estimated Fair Value	Unrealized Loss
Fixed maturities:								
U.S. government, government agencies and authorities	$ 3,237	$ 46	$	7,940	$ 349	$	11,177	$ 395
States, municipalities and political subdivisions	—	—		1,705	105		1,705	105
Mortgage-backed	737	11		6,067	483		6,804	494
Asset-backed	—	—		1,050	45		1,050	45
Corporate	937	11		8,013	637		8,950	648
Total fixed maturities	$ 4,911	$ 68	$	24,775	$ 1,619	$	29,686	$ 1,687

At December 31, 2024 and December 31, 2023, there are approximately 191 and 181 individual available-for-sale investments, respectively, that were in unrealized loss positions, for which an allowance for credit losses had not been recorded. The Company did not have the intent to sell these investments, and it was not more likely than not that the Company would be required to sell these investments before recovery of its amortized cost. The Company evaluated these investments for credit losses at December 31, 2024 and December 31, 2023. The Company considers many factors in evaluating whether the unrealized losses were credit-related, including, but not limited to, the extent to which the fair value has been less than amortized cost, conditions related to the security, industry, or geographic area, payment structure of the investment and the likelihood of the issuer's ability to make contractual cashflows, defaults or other collectability concerns related to the issuer, changes in the ratings assigned by a rating agency, and other credit enhancements that affect the investment's expected performance. The Company determined that the unrealized losses on the fixed maturity investments were due to non-credit related factors at December 31, 2024 and December 31, 2023.

The establishment of an impairment loss on an investment requires a number of judgments and estimates. Refer to the "Significant Accounting Policies and Critical Estimates" section of Management's Discussion & Analysis for further information regarding the Company's detailed analysis and factors considered in recording an impairment loss on an investment.

The Company did not record any write-downs for impairment related to available-for-sale fixed maturity investments for the years ended December 31, 2024 and December 31, 2023.

The Company does not have any exposure to subprime mortgage-backed investments.

As of December 31, 2024 and December 31, 2023, the carrying value of limited liability investments totaled $0.7 million and $0.8 million, respectively. The Company recorded impairments related to limited liability investments of zero and $0.1 million for the years ended December 31, 2024 and December 31, 2023, respectively, which are included in impairment losses on investments in the consolidated statements of operations. At December 31, 2024, the Company has no unfunded commitments related to limited liability investments.

Limited liability investment, at fair value represents the underlying investments of the Company's consolidated entity, Argo Holdings. As of December 31, 2024 and December 31, 2023, the carrying value of the Company's limited liability investment, at fair value was $2.9 million and $3.5 million, respectively. At December 31, 2024, the Company has no unfunded commitments related to limited liability investment, at fair value.

Prior to the second quarter of 2023, the Company's limited liability investments, at fair value included the underlying investments of the Company's consolidated entity, Net Lease Investment Grade Portfolio LLC ("Net

Lease"). The Company consolidated the financial statements of Net Lease on a three-month lag. Net Lease owned investments in limited liability companies that held investment properties.

- During the fourth quarter of 2022, one of Net Lease's limited liability companies refinanced their existing debt. Debt proceeds of $5.2 million were distributed to Net Lease, which decreased Net Lease's investment in the limited liability company, which the Company recorded during the first quarter of 2023.
- During the first quarter of 2023, Net Lease sold its final investment property for $15.8 million. Net Lease received net proceeds of $8.1 million after the repayment of debt at the limited liability company and transaction expenses.
- As a result of the sale and subsequent distribution of the net proceeds, the carrying value of Net Lease's investments in limited liability companies was zero at December 31, 2023.

As of December 31, 2024 and December 31, 2023, the carrying value of the Company's investments in private companies totaled $0.7 million and $0.9 million, respectively. For the years ended December 31, 2024 and December 31, 2023, the Company recorded adjustments of zero and $0.1 million, respectively, to increase the fair value of certain investments in private companies for observable price changes, which are included in unrealized gain on private company investments in the consolidated statements of operations.

The Company performs a quarterly impairment analysis of its investments in private companies. As a result of the analysis performed, the Company did not record any impairments related to investments in private companies for the years ended December 31, 2024 and December 31, 2023.

Net investment income for the years ended December 31, 2024 and December 31, 2023, respectively, is comprised as follows:

(in thousands)		Years ended December 31,		
		2024		2023
Investment income				
Interest from fixed maturities	$	1,305	$	1,018
Dividends		50		97
Loss from limited liability investments		(162)		(44)
Other		387		839
Gross investment income		1,580		1,910
Investment expenses		(148)		(106)
Net investment income	$	1,432	$	1,804

Net realized gains on investments for the years ended December 31, 2024 and December 31, 2023 are comprised as follows:

(in thousands)		Years ended December 31,		
		2024		2023
Available-for-sale fixed maturities:				
Gross realized gains	$	71	$	9
Gross realized losses		—		(6)
Net realized gains on available-for-sale fixed maturities		71		3
Limited liability investments		4		238
Limited liability investment, at fair value		1,369		481
Investments in private companies		113		39
Net realized gains	$	1,557	$	761

Net (loss) gain on equity investments for the years ended December 31, 2024 and December 31, 2023 is comprised as follows:

(in thousands)		Years ended December 31,	
		2024	2023
Net (losses) gains recognized on equity investments sold during the period	$	(3) $	3,383
Change in unrealized gains on equity investments held at end of the period		—	14
Net (loss) gain on equity investments	$	(3) $	3,397

Prior to the second quarter of 2023, the Company held 400,000 warrants in Limbach Holdings, Inc. ("Limbach"). During the first quarter of 2023, the underlying common stock price of Limbach increased, resulting in an increase in the fair value of the warrants held at March 31, 2023. During the second quarter of 2023, the Company completed a cashless exercise of its Limbach warrants and received 110,036 shares of Limbach common stock. During the third quarter of 2023, the Company sold all of its Limbach common shares. The Company recorded total gains related to Limbach of $3.3 million during the year ended December 31, 2023.

NOTE 8 GOODWILL

The following table summarizes goodwill activity for the years ended December 31, 2024 and December 31, 2023:

(in thousands)	Extended Warranty		Kingsway Search Xcelerator		Corporate		Total	
Balance, December 31, 2022	$	31,153	$	13,613	$	732	$	45,498
Acquisitions		—		4,870		—		4,870
Measurement period adjustment		—		(10)		—		(10)
Balance, December 31, 2023		31,153		18,473		732		50,358
Acquisition		—		6,486		—		6,486
Measurement period adjustments		—		412		—		412
Impairment		—		—		(732)		(732)
Balance, December 31, 2024	$	31,153	$	25,371	$	—	$	56,524

As further discussed in Note 4, "Acquisitions," during 2024 the Company recorded goodwill of $6.5 million related to the acquisition of Image Solutions on September 26, 2024. The goodwill related to this acquisition is provisional and subject to adjustment during the measurement period. The Company expects to complete its purchase price allocations within the next six months. The estimates, allocations and calculations recorded at December 31, 2024 are subject to change as we obtain further information; therefore, the final fair values of the assets acquired and liabilities assumed may not agree with the estimates included in these consolidated financial statements.

During 2023 the Company recorded goodwill of $0.1 million related to the acquisition of SPI on September 7, 2023 and $4.8 million related to the acquisition of DDI on October 26, 2023. The goodwill recorded at December 31, 2023 related to these acquisitions was provisional and subject to adjustment during the measurement period. As further discussed in Note 4, "Acquisitions," during the second quarter of 2024, the Company recorded measurement period adjustments, related to acquisitions of SPI and DDI, that increased goodwill by $0.4 million.

During the 2023 the Company settled the working capital true-up, related to the acquisition of CSuite on November 1, 2021, that decreased goodwill by less than $0.1 million.

As of December 31, 2024 and December 31, 2023, accumulated goodwill impairment losses were $0.7 million and zero, respectively.

Goodwill is assessed for impairment annually as of November 30, or more frequently if events or circumstances indicate that the carrying value may not be recoverable. In evaluating the recoverability of goodwill, the Company estimates the fair value of its reporting units and compares it to the carrying value. Although the Company believes its estimates of fair value are reasonable, actual financial results could differ from those estimates due to the inherent uncertainty involved in making such estimates. Changes in assumptions concerning future financial results or other underlying assumptions could have a significant impact on either the fair value of the reporting units, the amount of the goodwill impairment charge, or both.

Based upon the impairment assessments performed at November 30, 2024, the Company recorded an impairment charge of $0.7 million during 2024 related to the Argo Management reporting unit. The fair value of the Argo Management reporting unit was estimated using a discounted cash flow analysis that includes estimates of future cash flows expected to be generated by the business and recent market transactions related to the investments owned by Argo Holdings. The decline in fair value is primarily due to reduced estimated future cash flows as a result of fewer investments remaining in the Argo Holdings, which is an expected result as Argo Holdings' investments continue to be acquired. No impairment charges were recorded against goodwill for the Company's other reporting units in 2024, as the estimated fair values of the Company's other reporting units exceeded their respective carrying values. No impairment charges were recorded against goodwill in 2023.

NOTE 9 INTANGIBLE ASSETS

Intangible assets at December 31, 2024 and December 31, 2023 are comprised as follows:

(in thousands)							December 31, 2024
	Gross Carrying Value		Accumulated Amortization		Accumulated Impairment Losses		Net Carrying Value
Intangible assets subject to amortization							
Database	$	4,918	$	4,918		—	$	—
Vehicle service agreements in-force		3,680		3,680		—		—
Customer relationships		51,242		25,765		—		25,477
Developed technology		600		79		—		521
Intangible assets not subject to amortization							
Trade names		16,167		—		2,116		14,051
Total	$	76,607	$	34,442	$	2,116	$	40,049

(in thousands)					December 31, 2023
	Gross Carrying Value		Accumulated Amortization		Net Carrying Value
Intangible assets subject to amortization					
Database	$	4,918	$	4,918	$	—
Vehicle service agreements in-force		3,680		3,680		—
Customer relationships		39,942		19,521		20,421
Developed technology		600		18		582
Intangible assets not subject to amortization					
Trade names		14,667		—		14,667
Total	$	63,807	$	28,137	$	35,670

As further discussed in Note 4, "Acquisitions," the Company recorded the following intangible assets related to the acquisitions that occurred during 2024 and 2023:

(in thousands)	Image Solutions	SPI	DDI
Acquisition Date	September 26, 2024	September 7, 2023	October 26, 2023
Customer Relationships	$ 11,100	$ 1,000	$ 6,700
Amortization Period	13 years	13 years	11 years
Developed Technology	n/a	$ 600	n/a
Amortization Period	—	10 years	—
Trade Name	$ 1,500	$ 120	$ 260
Amortization Period	Indefinite	Indefinite	Indefinite
Total Intangibles	$ 12,600	$ 1,720	$ 6,960

The intangible assets related to the Image Solutions acquisition are provisional and subject to adjustment during the measurement period. The Company expects to complete its purchase price within the next six months. The estimates, allocations and calculations recorded at December 31, 2024 are subject to change as we obtain further information; therefore, the final fair values of the assets acquired and liabilities assumed may not agree with the estimates included in these consolidated financial statements.

As further discussed in Note 4, "Acquisitions," during the second quarter of 2024, the Company recorded a measurement period adjustment related to acquisition of DDI that increased the customer relationships intangible asset by $0.2 million compared to the amount recorded at December 31, 2023.

The Company's intangible assets with definite useful lives are amortized either based on the patterns in which the economic benefits of the intangible assets are expected to be consumed or using the straight-line method over their estimated useful lives, which range from 7 to 15 years. Amortization of intangible assets was $6.3 million and $5.9 million for the years ended December 31, 2024 and December 31, 2023, respectively. The estimated aggregate future amortization expense of all intangible assets is $6.6 million for 2025, $5.1 million for 2026, $3.9 million for 2027, $3.0 million for 2028, $2.2 million for 2029 and $5.1 million thereafter.

The trade names intangible assets have indefinite useful lives and are not amortized. Indefinite-lived intangible assets are assessed for impairment annually as of November 30, or more frequently if events or circumstances indicate that the carrying value may not be recoverable. The Company may perform its impairment test for any indefinite-lived intangible asset through a qualitative assessment or elect to proceed directly to a quantitative impairment test, however, the Company may resume a qualitative assessment in any subsequent period if facts and circumstances permit.

At March 31, 2024, June 30, 2024, September 30, 2024 and November 30, 2024, the Company determined that certain trade names should be further examined under a quantitative approach due to actual revenue coming in lower than previous projections. Based upon these assessments, the Company recorded impairment charges of $2.1 million for the year ended December 31, 2024, related to the SNS, CSuite and Ravix indefinite-lived trade names. The fair value of the SNS, CSuite and Ravix trade names were estimated using the relief-from-royalty method. The significant unobservable inputs used in the relief-from-royalty method, which are level 3 inputs, include a royalty rate and discount rate. The reduction in value is primarily due to higher discount rates and a reduction in projected revenue. Future impairments may be recorded if discount rates increase further, or if actual revenue falls short of current projections. The valuation of these assets is not dependent on the underlying profit or loss generated by the respective business. Therefore, even if a change in revenue does not have a significant impact on operating results, it could significantly impact the fair value of the trade name. No impairment charges were recorded during the year ended December 31, 2023.

NOTE 10 PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2024 and December 31, 2023 are comprised as follows:

(in thousands)					December 31, 2024
			Total Property and Equipment		
		Cost		Accumulated Depreciation		Carrying Value
Leasehold improvements	$	583	$	346	$	237
Furniture and equipment		256		228		28
Computer hardware		1,675		874		801
Medical equipment		701		263		438
Vehicles		72		9		63
Total	$	3,287	$	1,720	$	1,567

(in thousands)					December 31, 2023
			Total Property and Equipment		
		Cost		Accumulated Depreciation		Carrying Value
Leasehold improvements	$	585	$	225	$	360
Furniture and equipment		287		250		37
Computer hardware		1,080		660		420
Medical equipment		1,056		23		1,033
Total	$	3,008	$	1,158	$	1,850

For the years ended December 31, 2024 and December 31, 2023, depreciation expense on medical equipment and certain computer hardware of $0.2 million and zero, respectively, is included in cost of services sold in the consolidated statements of operations. For the years ended December 31, 2024 and December 31, 2023, depreciation expense on all other property and equipment of $0.5 million and $0.3 million, respectively, is included in general and administrative expenses in the consolidated statements of operations.

As discussed in Note 4, "Acquisitions," during the second quarter of 2024, the Company recorded a measurement period adjustment related to acquisition of DDI that decreased property and equipment, specifically medical equipment, by $0.4 million.

NOTE 11 DERIVATIVES

(a) Interest rate swap:

On April 1, 2021, the Company entered into an interest rate swap agreement with CIBC Bank USA to convert the variable London interbank offered interest rate for three-month U.S. dollar deposits ("LIBOR") interest rate on a portion of its 2020 KWH Loan (as defined below in Note 12, "Debt") to a fixed interest rate of 1.18%. On September 15, 2022, the interest rate swap agreement was amended to convert from a variable Secured Overnight Financing Rate ("SOFR") to a fixed interest rate of 1.103%. The interest rate swap had an initial notional amount of $11.9 million. On February 29, 2024, the interest rate swap matured and the Company did not enter into any additional interest rate swap agreement upon its expiration.

The purpose of this interest rate swap, which was not designated as a cash flow hedge, was to reduce the Company's exposure to variability in cash flows from interest payments attributable to fluctuations in the variable interest rate associated with the 2020 KWH Loan. The Company had not elected hedge accounting for the interest rate swap. The interest rate swap was recorded in the consolidated balance sheets at fair value with changes in fair value recorded in interest expense in the consolidated statements of operations.

(b)   Trust preferred debt repurchase options:

On August 2, 2022, the Company entered into an agreement with a holder of four of the trust preferred debt instruments ("TruPs") that gave the Company the option to repurchase up to 100% of the holder's principal and deferred interest for a purchase price equal to 63.75% of the outstanding principal and deferred interest ("August Option"). Originally, the agreement called for a repurchase at 63%, which escalated to 63.75% once the September 26, 2022 agreement (described below) was signed. The Company agreed that any repurchase made would be for no less than 50% of the TruPs held by the holder.

Until the earlier of (i) the date that all four of the preferred debt instruments have been repurchased and (ii) the nine month anniversary of the agreement ("May Termination Date"), all interest on the four preferred debt instruments continued to accrue. However, with respect to TruPs that were repurchased prior to the May Termination Date, the amount of interest accrued during the term of the agreement was treated as an offset and reduced the repurchase price for such TruPs. The Company had no obligation to pay any such accrued interest with respect to any of the TruPs that were repurchased prior to the May Termination Date.

The Company paid approximately $2.0 million to the holder for this option and the Company had until the May Termination Date to execute the repurchases. Given the Company repurchased an amount equal to or greater than $30.0 million, the $2.0 million paid was applied to the repurchases.

On September 20, 2022, the Company entered into an additional agreement with the same party to the August 2, 2022 agreement that gave the Company the option to repurchase up to 100% of the holder's principal and deferred interest for 63.75% of the outstanding principal and deferred interest relating to a portion of a fifth TruPs held ("September 20 Option"). The September 20, 2022 agreement was subject to the same terms and conditions as the August 2, 2022 agreement and no additional consideration was paid.

On September 26, 2022, the Company entered into an agreement with a holder of a portion of one of the TruPs that gave the Company the option to repurchase up to 100% of the holder's principal and deferred interest for a purchase price equal to 63% of the outstanding principal and deferred interest ("September 26 Option").

Until the earlier of (i) the date that all of the preferred debt instrument has been repurchased and (ii) the May Termination Date, all interest on the preferred debt instrument continued to accrue. However, with respect to TruPs that were repurchased prior to the May Termination Date, the amount of interest accrued during the term of the agreement was treated as an offset and reduced the repurchase price for such TruPs. The Company had no obligation to pay any such accrued interest with respect to the TruPs that were repurchased prior to the May Termination Date.

The Company paid approximately $0.3 million to the holder for this option and the Company had until the May Termination Date to execute the repurchase. Given the Company repurchased the TruPs, the $0.3 million paid was applied to the repurchases.

In February 2023, the Company entered into amendments to the repurchase agreements described above that gave the Company an additional discount on the total repurchase price if the Company effected a 100% repurchase on or before March 15, 2023. On March 2, 2023, the Company gave notice to the holders of its intent to exercise its options to repurchase 100% of the principal. On March 22, 2023, the Company completed the repurchases. See Note 12, "Debt," for further discussion.

The August Option, September 20 Option and September 26 Options (collectively "the TruPs Options") are derivative contracts. The Company's accounting policies do not apply hedge accounting treatment to derivative instruments. The TruPs options were recorded in the consolidated balance sheet at fair value with changes in fair value recorded in the consolidated statements of operations. See Note 23, "Fair Value of Financial Instruments," for further discussion.

During the year ended December 31, 2023, the Company recognized a loss on change in fair value of the TruPs Options contracts of $1.4 million, which is included in loss on change in fair value of derivative asset option contracts in the consolidated statements of operations and as an adjustment to calculate cash flows provided by (used in) operating activities in the consolidated statements of cash flows. Cash payments of $56.5 million were made to repurchase the TruPs during the year ended December 31, 2023 with respect to the TruPs Options contracts.

NOTE 12 DEBT

Debt consists of the following instruments at December 31, 2024 and December 31, 2023:

(in thousands)	December 31, 2024			December 31, 2023		
	Principal	Carrying Value	Fair Value	Principal	Carrying Value	Fair Value
Bank loans:						
2021 Ravix Loan	$ 2,288	$ 2,288	$ 2,312	$ 4,650	$ 4,650	$ 4,811
2022 Ravix Loan	4,300	4,182	4,389	4,925	4,769	5,027
2022 Ravix Revolver	500	500	500	—	—	—
SNS Term Loan	3,842	3,779	3,942	5,142	5,063	5,243
SNS Revolver	450	450	452	—	—	—
DDI Loan	5,507	5,452	5,704	5,600	5,534	5,841
Image Solutions Loan	7,556	7,399	7,669	—	—	—
2020 KWH Term Loan	—	—	—	10,479	10,306	10,725
2024 KWH Term Loan	13,313	13,228	13,536	—	—	—
2024 KWH DDTL	5,850	5,850	5,982	—	—	—
KWH Revolver	1,000	1,000	1,067	500	500	515
Total bank loans	44,606	44,128	45,553	31,296	30,822	32,162
Subordinated debt	15,000	13,409	13,409	15,000	13,594	13,594
Total	$ 59,606	$ 57,537	$ 58,962	$ 46,296	$ 44,416	$ 45,756

Subordinated debt mentioned above consists of the following trust preferred debt instrument at December 31, 2024 and December 31, 2023:

Issuer	Principal (in thousands)	Issue date	Interest	Redemption date
Kingsway DE Statutory Trust III	$ 15,000	5/22/2003	annual interest rate equal to CME Term SOFR, plus 4.20% payable quarterly	5/22/2033

The contractual maturities of the Company's principal debt balances as of December 31, 2024 were as follows:

(in thousands)	Principal Maturities
2025	$ 9,428
2026	7,850
2027	7,972
2028	5,879
2029	11,539
Thereafter	16,938
Total	$ 59,606

(a)   Bank loans:

Ravix

As part of the acquisition of Ravix Group Inc. ("Ravix") on October 1, 2021, Ravix became a wholly owned subsidiary of Ravix Acquisition LLC ("Ravix LLC"), and together they borrowed from a bank a principal amount of $6.0 million in the form of a term loan, and established a $1.0 million revolver to finance the acquisition of Ravix (together, the "2021 Ravix Loan"). The 2021 Ravix Loan requires monthly payments of principal and interest.

The 2021 Ravix Loan has an annual interest rate equal to the greater of the Prime Rate plus 0.5%, or 3.75%. At December 31, 2024, the interest rate was 8.00%. The term loan matures on October 1, 2027. The Company also recorded as a discount to the carrying value of the 2021 Ravix Loan issuance costs of $0.2 million specifically related to the 2021 Ravix Loan. The 2021 Ravix Loan is carried in the consolidated balance sheets at itsunpaid principal balance.

Subsequent to the acquisition of CSuite Financial Partners, LLC ("CSuite") on November 1, 2022, CSuite became a wholly owned subsidiary of Ravix LLC. As a result of the acquisition of CSuite, on November 16, 2022, the 2021 Ravix Loan was amended to (1) include CSuite as a borrower; (2) borrow an additional principal amount of $6.0 million in the form of a supplemental term loan (the "2022 Ravix Loan"); and (3) amend the maturity date and interest rate of the $1.0 million revolver (the "2022 Ravix Revolver"). The 2022 Ravix Loan requires monthly payments of principal and interest. The 2022 Ravix Loan matures on November 16, 2028 and has an annual interest rate equal to the Prime Rate plus 0.75%. At December 31, 2024, the interest rate was 8.25%. The 2022 Ravix Revolver was to mature on November 16, 2024 prior to the third amendment to the 2021 Ravix Loan on October 24, 2024, which extended the maturity date on the 2022 Ravix Revolver to February 13, 2025. The 2022 Ravix Revolver has an annual interest rate equal to the Prime Rate plus 0.50%. At December 31, 2024, the interest rate was 8.00%.

The Company also recorded as a discount to the carrying value of the 2022 Ravix Loan issuance costs of $0.1 million specifically related to the 2022 Ravix Loan. The 2022 Ravix Loan is carried in the consolidated balance sheet at itsamortized cost, which reflects the monthly pay-down of principal as well as the amortization of the debt discount and issuance costs using the effective interest rate method.

The 2022 Ravix Loan and the 2021 Ravix Loan were not deemed to be substantially different; therefore, the 2022 Ravix Loan is accounted for as a modification of the 2021 Ravix Loan and a new effective interest rate was determined based on the carrying amount of the 2021 Ravix Loan. The issuance costs related to the 2022 Ravix Loan, along with the existing unamortized issuance costs from the 2021 Ravix Loan, are being amortized over the remaining term of the 2022 Ravix Loan using the effective interest rate.

On July 23, 2024, Ravix, Ravix LLC and CSuite entered into a second amendment to the 2021 Ravix Loan that provides for: (1) a principal prepayment of the 2021 Ravix term loan of $1.5 million, partially financed by borrowing $0.5 million under the 2022 Revolver and the remainder to be paid with available cash; and (2) amending the loan amortization payment schedule to provide for equal monthly payments through the loan maturity date. The 2021 Ravix Loan was not deemed to be substantially different as a result of the second amendment; therefore, the amended 2021 Ravix Loan is accounted for as a modification of the original 2021 Ravix Loan.

On October 4, 2024, Ravix, Ravix LLC and CSuite entered into a third amendment to the 2021 Ravix Loan to extend the maturity date of the 2022 Ravix Revolver to February 13, 2025.

On February 7, 2025, Ravix, Ravix LLC and CSuite entered into a fourth amendment to the 2021 Ravix Loan that provides for: (1) a new 2025 term loan in the principal amount of $9.1 million, with a maturity date of February 7, 2031 (the "2025 Ravix Loan"); and (2) extending the maturity date of the 2022 Revolver to February 7, 2027. In connection with the fourth amendment, Ravix used a portion of the proceeds from the 2025 Ravix Loan to repay the following outstanding principal balances under the 2021 and 2022 Ravix Loans: (1) $2.2 million related to the *2021* Ravix term loan; and (2) $4.2 million related to the 2022 Ravix term loan.

The fair values of the 2021 Ravix Loan and the 2022 Ravix Loan disclosed in the table above is derived from quoted market prices of B and BB minus rated industrial bonds with similar maturities and is categorized within Level 2 of the fair value hierarchy. The 2021 Ravix Loan and the 2022 Ravix Loan are secured by certain of the equity interests and assets of Ravix and CSuite.

The 2021 Ravix Loan and the 2022 Ravix Loan contain a number of covenants, including, but not limited to, a leverage ratio and a fixed charge ratio, all of which are as defined in and calculated pursuant to the 2021 Ravix Loan and 2022 Ravix Loan that, among other things, restrict Ravix and CSuite's ability to incur additional indebtedness, create liens, make dividends and distributions, engage in mergers, acquisitions and consolidations, make certain payments and investments and dispose of certain assets.

SNS

As part of the asset acquisition of Secure Nursing Service, Inc. on November 18, 2022, the Company formed Secure Nursing Service LLC ("SNS"), which became a wholly owned subsidiary of Pegasus Acquirer Holdings LLC ("Pegasus LLC"), and together they borrowed from a bank a principal amount of $6.5 million in the form of a term loan, and established a $1.0 million revolver to finance the acquisition of Secure Nursing Service, Inc. (together, the "SNS Loan"). The SNS Loan has an annual interest rate equal to the greater of the Prime Rate plus 0.5%, or 5.00%. At December 31, 2024, the interest rate was 8.00%. Monthly principal payments on the term loan began on November 15, 2023. The revolver matures on May 2, 2025 and the term loan matures on November 18, 2028. During the first quarter of 2024, the Company borrowed $0.2 million under the SNS Loan Revolver. During the second quarter of 2024, the SNS Loan Revolver of $0.2 million was repaid. During the fourth quarter of 2024, the Company borrowed $0.5 million under the SNS Loan Revolver.

The Company also recorded as a discount to the carrying value of the SNS Loan issuance costs of $0.1 million specifically related to the SNS Loan. The SNS Loan is carried in the consolidated balance sheet at its amortized cost, which reflects the monthly pay-down of principal, as well as amortization of the debt discount and issuance costs using the effective interest rate method. The fair value of the SNS Loan disclosed in the table above is derived from quoted market prices of B plus and BB minus rated industrial bonds with similar maturities and is categorized within Level 2 of the fair value hierarchy. The SNS Loan is secured by certain of the equity interests and assets of SNS.

The SNS Loan contains a number of covenants, including, but not limited to, a leverage ratio and a fixed charge ratio and limits on annual capital expenditures, all of which are as defined in and calculated pursuant to the SNS Loan that, among other things, restrict SNS's ability to incur additional indebtedness, create liens, make dividends and distributions, engage in mergers, acquisitions and consolidations, make certain payments and investments and dispose of certain assets. At December 31, September 30, June 30, and March 31, 2024, SNS was in default under the SNS Loan due to debt covenant violations related to the leverage and fixed charge ratios. The Company has entered into an amendment to the SNS Loan that waives the events of default for the fiscal quarter ended December 31, 2024. As of the report date, there is some uncertainty as to whether the Company will be in compliance with the covenants in future periods, and if not, when the Company will be able to cure any potential violations. A default may permit the lender to declare the amounts owed under the SNS

Loan immediately due and payable, exercise their rights with respect to collateral securing the obligation, and/or exercise any other rights and remedies available.

DDI

As part of the asset acquisition of DDI on October 26, 2023, DDI became a wholly owned subsidiary of DDI Acquisition, LLC ("DDI LLC"), and together they borrowed from a bank a principal amount of $5.6 million in the form of a term loan, and established a $0.4 million revolver to finance the acquisition of DDI (together, the "DDI Loan"). The DDI Loan has an annual interest rate equal to the greater of the Prime Rate plus 0.5%, or 5.00%. At December 31, 2024, the interest rate was 8.00%. Monthly principal payments on the term loan began on December 15, 2024. The revolver matured on September 1, 2024 and the term loan matures on October 26, 2029. On December 12, 2024, the DDI Loan was amended to extend the maturity date on the revolver to November 1, 2025. At December 31, 2024 and December 31, 2023, the balance of the DDI Loan revolver was zero.

The Company also recorded as a discount to the carrying value of the DDI Loan issuance costs of $0.1 million specifically related to the DDI Loan. The DDI Loan is carried in the consolidated balance sheet at its amortized cost, which reflects the monthly pay-down of principal starting December 15, 2024, as well as the amortization of the debt discount and issuance costs using the effective interest rate method. The fair value of the DDI Loan disclosed in the table above is derived from quoted market prices ofB plus, BB and BB minus rated industrial bonds with similar maturities and is categorized within Level 2 of the fair value hierarchy. The DDI Loan is secured by certain of the equity interests and assets of DDI.

The DDI Loan contains a number of covenants, including, but not limited to, a senior leverage ratio and a fixed charge ratio and limits on annual capital expenditures, all of which are as defined in and calculated pursuant to the DDI Loan that, among other things, restrict DDI's ability to incur additional indebtedness, create liens, make dividends and distributions, engage in mergers, acquisitions and consolidations, make certain payments and investments and dispose of certain assets.

Image Solutions

As part of the acquisition of Image Solutions on September 26, 2024, Image Solutions became a wholly owned subsidiary of Steel Bridge Acquisition, LLC ("SB LLC"), and together they borrowed from a bank a principal amount of $7.75 million in the form of a term loan, and established a $0.5 million revolver to finance the acquisition of Image Solutions (together, the "Image Solutions Loan"). The Image Solutions Loan requires monthly payments of principal and interest and has an annual interest rate equal to the greater of the Prime Rate plus 0.5%, or 7.25%. At December 31, 2024, the interest rate was 8.00%. The revolver matures on September 26, 2026 and the term loan matures on September 26, 2030. At December 31, 2024, the balance of the revolver was zero.

The Company also recorded as a discount to the carrying value of the Image Solutions Loan issuance costs of $0.2 million specifically related to the Image Solutions Loan. The Image Solutions Loan is carried in the consolidated balance sheet at its amortized cost, which reflects the monthly pay-down of principal as well as the amortization of the debt discount and issuance costs using the effective interest rate method. The fair value of the Image Solutions Loan disclosed in the table above is derived from quoted market prices of BB plus rated industrial bonds with similar maturities and is categorized within Level 2 of the fair value hierarchy. The Image Solutions Loan is secured by certain of the equity interests and assets of Image Solutions.

The Image Solutions Loan contains a number of covenants, including, but not limited to, a senior leverage ratio and a fixed charge ratio, all of which are as defined in and calculated pursuant to the Image Solutions Loan that, among other things, restrict Image Solutions' ability to incur additional indebtedness, create liens, make dividends and distributions, engage in mergers, acquisitions and consolidations, make certain payments and investments and dispose of certain assets.

KWH

In 2019, the Company formed Kingsway Warranty Holdings LLC ("KWH"), whose original subsidiaries included IWS Acquisition Corporation ("IWS"), Geminus Holdings Company, Inc. ("Geminus") and Trinity Warranty Solutions LLC ("Trinity"). As part of the acquisition of PWI Holdings, Inc. ("PWI") on December 1,

2020, PWI became a wholly owned subsidiary of KWH, which borrowed a principal amount of $25.7 million from a bank, consisting of a $24.7 million term loan and a $1.0 million revolving credit facility (the "2020 KWH Loan"). The proceeds from the 2020 KWH Loan were used to partially fund the acquisition of PWI and to fully repay the prior outstanding loan at KWH, which occurred on December 1, 2020.

The 2020 KWH Loan has an annual interest rate equal to SOFR, having a floor of 0.75%, plus spreads ranging from 2.62% to 3.12%. At December 31, 2024, the interest rate was 7.46%. The 2020 KWH Loan was to mature on December 1, 2025, prior to entering into the third amendment to the KWH Loan further discussed below. The Company also recorded as a discount to the carrying value of the 2020 KWH Loan issuance costs of $0.4 million specifically related to the 2020 KWH Loan.

On February 28, 2023, KWH entered into a second amendment to the 2020 KWH Loan (the "KWH DDTL") that provides for an additional delayed draw term loan in the principal amount of up to $10.0 million, with a maturity date of December 1, 2025. All or any portion of the KWH DDTL, subject to a $2.0 million minimum draw amount, could be requested at any time through February 27, 2024. The proceeds are evidenced by an intercompany loan and guarantee between KAI and KWH. The principal amount shall be repaid in quarterly installments in an amount equal to 3.75% of the original amount of the drawn DDTL. Proceeds from certain assets dispositions, as defined, may be required to be used to repay outstanding draws under the DDTL. The KWH DDTL also increases the senior cash flow leverage ratio maximum permissible for certain periods. During the first quarter of 2024, the Company borrowed $3.5 million under the KWH DDTL and $0.5 million under the KWH Revolver.

On May 24, 2024, KWH entered into a third amendment to the 2020 KWH Loan that provides for: (1) a new 2024 term loan in the principal amount of $15.0 million, with a maturity date of May 24, 2029 (the "2024 KWH Loan"); and (2) a new 2024 delayed draw term loan in a principal amount of up to $6.0 million, with a maturity date of May 24, 2029 (the "2024 KWH DDTL"). All or any portion of the 2024 KWH DDTL, subject to a $2.0 million minimum draw amount, could be requested at any time in up to three advances through May 24, 2026. In connection with the third amendment, KWH used the proceeds from the 2024 KWH Loan to repay the following outstanding balances under the 2020 KWH Loan: (1) $9.6 million related to the original 2020 term loan; (2) $1.0 million related to the revolver; and (3) $3.1 million related to the KWH DDTL.

KWH continues to have access to a $1.0 million revolving credit facility ("KWH Revolver") under the 2020 KWH Loan.

The 2020 KWH Loan and the 2024 KWH Loan were not deemed to be substantially different; therefore, the 2024 KWH Loan is accounted for as a modification of the 2020 KHW Loan. The unamortized debt discount and issuance costs from the 2020 KWH Loan at the modification date of $0.2 million were recorded as loss on extinguishment of debt during the year ended December 31, 2024 since the original debt was fully repaid as part of the modification.

During the third and fourth quarters of 2024, $6.0 million was borrowed under the KWH DDTL and $1.0 million was drawn on the KWH Revolver. As of December 31, 2024, both the KWH DDTL and the KWH Revolver are fully drawn.

The Company also recorded as a discount to the carrying value of the 2024 KWH Loan issuance costs of $0.1 million specifically related to the 2024 KWH Loan. The 2020 KWH Loan and 2024 KWH Loan are carried in the consolidated balance sheets at amortized cost, which reflects the quarterly pay-down of principal as well as the amortization of the debt discount and issuance costs using the effective interest rate method. The fair values of the 2020 KWH Loan, 2024 KWH Loan, 2024 KWH DDTL and KWH Revolver disclosed in the table above are derived from quoted market prices of BB and BB minus rated industrial bonds (2020 KWH Loan) and B plus, BB and BB minus rated industrial bonds (2024 KWH Loan) with similar maturities and is categorized within Level 2 of the fair value hierarchy. The 2020 KWH Loan is secured by certain of the equity interests and assets of KWH and its subsidiaries.

The 2024 KWH Loan contains a number of covenants, including, but not limited to, a leverage ratio, a fixed charge ratio and limits on annual capital expenditures, all of which are as defined in and calculated pursuant to the 2024 KWH Loan that, among other things, restrict KWH's ability to incur additional indebtedness, create liens, make dividends and distributions, engage in mergers, acquisitions and consolidations, make certain payments and investments and dispose of certain assets.

(b)   Subordinated debt:

Between December 4, 2002 and December 16, 2003, six subsidiary trusts of the Company issued $90.5 million of 30-year capital securities to third-parties in separate private transactions. In each instance, a corresponding floating rate junior subordinated deferrable interest debenture was then issued by KAI to the trust in exchange for the proceeds from the private sale. The floating rate debentures bore interest at the rate of LIBOR, plus spreads ranging from 3.85% to 4.20%. Effective July 3, 2023, the index used for determining the interest rate for the remaining trust preferred debt instrument converted from LIBOR to CME Term SOFR. The Company has the right to call each of these securities at par value any time after five years from their issuance until their maturity.

The subordinated debt, or TruPs, is carried in the consolidated balance sheets at fair value. See Note 23, "Fair Value of Financial Instruments," for further discussion of the subordinated debt. The portion of the change in fair value of subordinated debt related to the instrument-specific credit risk is recognized in other comprehensive income (loss).

Of the $0.2 million decrease in the Company's subordinated debt between December 31, 2023 and December 31, 2024, $0.4 million is reported as decrease in fair value of debt attributable to instrument-specific credit risk in the Company's consolidated statements of comprehensive loss and $0.2 million is reported as loss on change in fair value of debt in the Company's consolidated statement of operations.

In February 2023, the Company entered into amendments to the trust preferred option repurchase agreements described in Note 11, "Derivatives," that would give the Company an additional discount on the total repurchase price of the TruPs if the Company effected a 100% repurchase on or before March 15, 2023. On March 2, 2023, the Company gave notice to the holders of five of its TruPs that it intended to exercise its options to repurchase 100% of the principal. On *March 22, 2023,* the Company completed the repurchases of the five TruPs using available funds from working capital to fund the repurchases. The total amount paid for the five TruPs was $56.5 million, which included a credit for the $2.3 million that the Company previously paid at the time of entering into the trust preferred option repurchase agreements. As a result, the Company repurchased $75.5 million of TruPs principal and $23.0 million of deferred interest payable. The Company recognized a gain of $31.6 million, which is included in gain on extinguishment of debt in the consolidated statement of operations for the year ended December 31, 2023. At December 31, 2024, the Company has $15.0 million of principal outstanding related to the remaining trust preferred debt instrument.

At December 31, 2022, the fair value of the subordinated debt was $67.8 million. The $54.2 million decrease in the Company's subordinated debt between December 31, 2022 and December 31, 2023 is attributed to the following:

- A decrease of $56.1 million as a result of the repurchase of trust preferred debt during the first quarter of 2023;

- A decrease of $0.3 million related to the change in fair value of the repurchased trust preferred debt instruments between December 31, 2022 and the repurchase dates; and
- An increase of $2.2 million related to the change in fair value of the remaining trust preferred debt instrument between December 31, 2022 and December 31, 2023.

Of the $1.9 million net increase in fair value of the Company's subordinated debt between December 31, 2022 and December 31, 2023 described above, $1.8 million is reported as increase in fair value of debt attributable to instrument-specific credit risk in the Company's consolidated statements of comprehensive loss and $0.1 million is reported as loss on change in fair value of debt in the Company's consolidated statements of operations.

The consolidated statements of comprehensive loss for the year ended December 31, 2023 also includes a reclassification adjustment of $27.2 million from accumulated other comprehensive income to gain on extinguishment of debt related to the instrument-specific credit risk related to the repurchased TruPs.

During the third quarter of 2018, the Company gave notice to its Trust Preferred trustees of its intention to exercise its voluntary right to defer interest payments for up to 20 quarters, pursuant to the contractual terms of its outstanding Trust Preferred indentures, which permit interest deferral. This action did not constitute a default under the Company's Trust Preferred indentures or any of its other debt indentures. In order to execute the repurchases described above, on March 13, 2023, the Company paid $5.0 million to the remaining Trust Preferred trustee to be used by the trustee to pay the interest which the Company had been deferring since the third quarter of 2018.

The agreements governing the subordinated debt contain a number of covenants that, among other things, restrict the Company's ability to incur additional indebtedness, make dividends and distributions, and make certain payments in respect of the Company's outstanding securities.

NOTE 13 LEASES

The Company has operating leases for office space that include fixed base rent payments, as well as variable rent payments to reimburse the landlord for operating expenses and taxes. The Company's variable lease payments do not depend on a published index or rate, and therefore, are expensed as incurred. The Company includes only fixed payments for lease components in the measurement of the right-of-use asset and lease liability. There are no residual value guarantees.

Operating lease costs, variable lease costs and short-term lease costs included in general and administrative expenses for the years ended December 31, 2024 and December 31, 2023 were as follows:

(in thousands)	Years ended December 31,	
	2024	2023
Operating lease cost	$ 613	$ 468
Variable lease cost	251	195
Short-term lease cost	102	181

The annual maturities of lease liabilities as of December 31, 2024 were as follows:

(in thousands)		Lease Commitments
2025	$	825
2026		740
2027		590
2028		327
2029		221
2030 and thereafter		411
Total undiscounted lease payments		3,114
Imputed interest		432
Total lease liabilities	$	2,682

The weighted-average remaining lease term for operating leases was 4.61 years as of December 31, 2024. The weighted average discount rate of operating leases was 6.07% as of December 31, 2024. Cash paid for amounts included in the measurement of lease liabilities was $0.6 million and $0.5 million for the years ended December 31, 2024 and December 31, 2023, respectively.

Supplemental non-cash information related to leases for the years ended December 31, 2024 and December 31, 2023 includes right-of-use assets acquired of $2.0 million and $0.4 million, respectively, in exchange for lease obligations of $2.0 million and $0.4 million, respectively.

NOTE 14 REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue from contracts with customers relates to the Extended Warranty and Kingsway Search Xcelerator segments and includes: vehicle service agreement fees, GAP commissions, maintenance support service fees, warranty product commissions, business services consulting revenue, healthcare services revenue and software license and support revenue. Revenue is based on terms of various agreements with credit unions, consumers and businesses. Customers either pay in full at the inception of a warranty contract or commission product sale, or when consulting, healthcare and software license and support services are billed, or on terms subject to the Company's customary credit reviews.

The following table disaggregates revenues from contracts with customers by revenue type:

(in thousands)			Years ended December 31,		
			2024		2023
Vehicle service agreement fees and GAP commissions	IWS, Geminus and PWI	$	60,513	$	60,022
Maintenance support service fees	Trinity		3,809		4,179
Warranty product commissions	Trinity		4,548		4,029
Business services consulting fees	Ravix, CSuite and Image Solutions		19,761		19,403
Healthcare services fees	SNS and DDI		17,269		14,848
Software license and support fees	SPI		3,482		763
Service fee and commission revenue		$	109,382	$	103,244

Service fee receivables

Receivables from contracts with customers are reported as service fee receivable, net in the consolidated balance sheets and at December 31, 2024 and December 31, 2023 were $9.4 million and $10.1 million, respectively. The decrease in receivables from contracts with customers is primarily due to the timing difference between the Company's satisfaction of performance obligations and customer payments; partially offset by an increase related to Image Solutions receivables which were acquired om September 26, 2024. At December 31, 2022, service fee receivable, net was $10.3 million. The decrease in receivables from contracts with customers from December 31, 2022 to December 31, 2023 is primarily due to the timing difference between the Company's satisfaction of performance obligations and customer payments.

Service fee receivable is reported net of an estimated allowance for credit losses at December 31, 2024 and December 31, 2023 of $0.6 million and $0.2 million, respectively. During the years ended December 31, 2024 and December 31, 2023, the Company recorded an increase to its allowance for credit losses of $0.6 million and $0.1 million, respectively. Service fee receivables that are deemed to be uncollectible are written off against the allowance for credit losses when identified. The Company recorded write-offs of service fee receivables that were deemed to be uncollectible of $0.2 million and less than $0.1 million during the years ended December 31, 2024 and December 31, 2023, respectively.

Contract asset

The Company records a contract asset, which is included in other assets in the consolidated balance sheets, when revenue is recognized prior to billing the customer. Upon billing, which typically occurs over a three to five year installment period, the value of the contract asset is reversed and service fee receivable is recorded. The Company did not have a contract asset prior to the acquisition of SPI on September 7, 2023. Changes in contract asset for the years ended December 31, 2024 and December 31, 2023 were as follows:

(in thousands)	Years ended December 31,
Balance, December 31, 2022	$ —
Contract asset acquired related to SPI	1,765
Contract asset additions	20
Amounts transferred to service fee receivables	(97)
Balance, December 31, 2023	1,688
Contract asset additions	1,093
Amounts transferred to service fee receivables	(521)
Write-off of contract asset balances	(40)
Measurement period adjustment related to SPI	(342)
Balance, December 31, 2024	$ 1,878

The contract asset is reported net of an estimated allowance for credit losses of zero at December 31, 2024 and December 31, 2023. Contract assets that are deemed to be uncollectible are written off against the allowance for credit losses when identified. During the years ended December 31, 2024 and December 31, 2023, the Company recorded write-offs to the contract asset for amounts that were deemed to be uncollectible of less than $0.1 million and zero, respectively. As discussed in Note 4, "Acquisitions," during the second quarter of 2024, the Company recorded a measurement period adjustment related to acquisition of SPI that decreased the estimated value of the contract asset of $0.3 million.

Deferred service fees

The Company records deferred service fees resulting from contracts with customers when payment is received in advance of satisfying the performance obligations. Changes in deferred service fees for the years ended December 31, 2024 and December 31, 2023 were as follows:

(in thousands)	Years ended December 31,
Balance, December 31, 2022	$ 82,713
Deferred service fees acquired related to SPI	423
Deferral of revenue	56,712
Recognition of deferred service fees	(55,853)
Balance, December 31, 2023	83,995
Deferral of revenue	63,506
Recognition of deferred service fees	(64,393)
Balance, December 31, 2024	$ 83,108

The decrease in deferred service fees during the year ended December 31, 2024 is primarily due to deferred service fees recognized in excess of additions to deferred service fees during the year ended December 31, 2024. The increase in deferred service fees during the year ended December 31, 2023 is primarily due to additions to deferred service fees in excess of deferred service fees recognized during the year ended December 31, 2023.

Approximately $44.3 million and $44.6 million of service fee and commission revenue recognized during the years ended December 31, 2024 and December 31, 2023 was included in deferred service fees as of December 31, 2023 and December 31, 2022, respectively.

Remaining performance obligations

The Company expects to recognize within one year as service fee and commission revenue approximately 53.1% of the outstanding performance obligations of December 31, 2024. The balance relates primarily to vehicle service agreement fees.

Deferred contract costs

Deferred contract costs represent the deferral of incremental costs to obtain or fulfill a contract with a customer. The deferred contract costs balances and related amortization expense for the years ended December 31, 2024 and December 31, 2023 are comprised as follows:

(in thousands)	Years ended December 31, 2024			Years ended December 31, 2023		
	Costs to Obtain a Contract	Costs to Fulfill a Contract	Total	Costs to Obtain a Contract	Costs to Fulfill a Contract	Total
Balance at January 1, net	$ 13,653	$ 81	$ 13,734	$ 13,174	$ 83	$ 13,257
Additions	9,595	24	9,619	9,381	24	9,405
Amortization	(9,440)	(24)	(9,464)	(8,902)	(26)	(8,928)
Balance at December 31, net	$ 13,808	$ 81	$ 13,889	$ 13,653	$ 81	$ 13,734

No impairment losses related to deferred contract costs were recorded in 2024 or 2023.

NOTE 15 INCOME TAXES

The Company and all of its eligible U.S. subsidiaries file a U.S. consolidated federal income tax return ("KFSI Tax Group"). The method of allocating federal income taxes among the companies in the KFSI Tax Group is subject to written agreement, approved by each company's Board of Directors. The allocation is made primarily on a separate return basis, with current credit for any net operating losses or other items utilized in the consolidated federal income tax return. The Company's non-U.S. subsidiaries file separate foreign income tax returns.

Income tax benefit consists of the following:

(in thousands)		Years ended December 31,		
		2024		2023
Current income tax expense	$	390	$	25
Deferred income tax benefit		(537)		(1,924)
Income tax benefit	$	(147)	$	(1,899)

Income tax benefit varies from the amount that would result by applying the applicable U.S. corporate income tax rate of 21% to (loss) income from continuing operations before income tax benefit. The following table summarizes the differences:

(in thousands)		Years ended December 31,		
		2024		2023
Income tax (benefit) expense at U.S. statutory income tax rate	$	(1,735)	$	4,967
Valuation allowance		1,591		(7,678)
Indefinite life intangibles		(243)		258
Non-deductible compensation		143		435
Investment income		(166)		(18)
State income tax, net of Federal benefit		161		(2)
Disposition of subsidiary		—		(18)
Other		102		157
Income tax benefit for continuing operations	$	(147)	$	(1,899)

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are presented as follows:

(in thousands)		December 31,		
		2024		2023
Deferred income tax assets:				
Losses carried forward	$	132,150	$	132,302
Unpaid loss and loss adjustment expenses and unearned premiums		3,790		3,795
Intangible assets		860		1,109
Debt issuance costs		78		85
Investments		109		—
Deferred rent		61		65
Deferred revenue		247		253
Compensation		219		173
Other		326		608
Valuation allowance		(130,707)		(129,375)
Deferred income tax assets	$	7,133	$	9,015
Deferred income tax liabilities:				
Indefinite life intangibles	$	(3,899)	$	(4,152)
Depreciation and amortization		(140)		(1,180)
Fair value of debt		(334)		—
Land		—		(47)

(in thousands)		December 31,	
		2024	2023
Intangible assets		(1,892)	(3,175)
Deferred revenue		(1,605)	(1,499)
Investments		—	(168)
Deferred acquisition costs		(2,913)	(2,884)
Other		(721)	(951)
Deferred income tax liabilities	$	(11,504) $	(14,056)
Net deferred income tax liabilities	$	(4,371) $	(5,041)

The Company maintains a valuation allowance for its gross deferred income tax assets of $130.7 million (U.S. operations - $130.7 million; Other - less than $0.1 million) and $129.4 million (U.S. operations - $129.4 million; Other - less than $0.1 million) at December 31, 2024 and December 31, 2023, respectively. The Company's businesses have generated substantial operating losses in prior years. These losses can be available to reduce income taxes that might otherwise be incurred on future taxable income; however, it is uncertain whether the Company will generate the taxable income necessary to utilize these losses or other reversing temporary differences. This uncertainty has caused management to place a full valuation allowance on its December 31, 2024 and December 31, 2023 net deferred income tax assets, excluding the deferred income tax asset and liability amounts set forth in the paragraph below.

In 2024, the Company (i) increased by $0.1 million its valuation allowance primarily due to deferred tax liabilities assumed from corporate acquisitions; (ii) decreased by $0.2 million its valuation allowance relating to a change in indefinite life deferred income tax liabilities; and (iii) decreased by $0.2 million its valuation allowance associated with business interest expense with an indefinite life.

In 2023, the Company (i) decreased by $2.1 million its valuation allowance primarily due to deferred tax liabilities assumed from corporate acquisitions; and (ii) increased by $0.3 million its valuation allowance relating to a change in indefinite life deferred income tax liabilities.

The Company carries net deferred income tax liabilities of $4.4 million and $5.0 million at December 31, 2024 and December 31, 2023, respectively, that consists of:

- $3.7 million and $4.1 million of deferred income tax liabilities related to indefinite life intangible assets; and
- $0.7 million and $0.9 million of deferred state income tax liabilities.

The Tax Cuts and Jobs Act (the "Tax Act") modified the U.S. net operating loss deduction, effective with respect to losses arising in tax years beginning after December 31, 2017. The Tax Act, however, did not limit the utilization, in 2018 and later tax years, of U.S. net operating losses generated in 2017 and prior tax years.

Amounts, originating dates and expiration dates of the KFSI Tax Group's consolidated U.S. net operating loss carryforwards, totaling $622.3 million, are as follows:

Year of net operating loss	Expiration date		Net operating loss (in thousands)
2009	2029	$	384,582
2010	2030		92,058
2011	2031		39,866
2012	2032		30,884
2013	2033		30,779
2014	2034		7,245
2016	2036		16,006
2017	2037		20,848

In addition, not reflected in the table above, are net operating loss carryforwards of (i) $4.0 million relating to losses generated in separate U.S. tax return years, which losses will expire over various years through 2037 and (ii) $0.1 million relating to non-U.S. operations, which losses will expire over various years through 2044.

At December 31, 2024 and December 31, 2023, the Company had no unrecognized tax benefits. The Company classifies interest and penalty accruals, if any, related to unrecognized tax benefits as income tax expense (benefit).

The federal income tax returns of the Company's U.S. operations for the years through 2020 are closed for Internal Revenue Service ("IRS") examination. The Company's federal income tax returns are not currently under examination by the IRS for any open tax years. The federal income tax returns of the Company's Canadian operations for the years through 2019 are closed for Canada Revenue Agency ("CRA") examination. The Company's Canadian federal income tax returns are not currently under examination by the CRA for any open tax years.

NOTE 16 (LOSS) EARNINGS PER SHARE

The following table sets forth the reconciliation of numerators and denominators for the basic and diluted (loss) earnings per share computation for the years ended December 31, 2024 and December 31, 2023:

(in thousands, except per share data)		Years ended December 31,	
		2024	2023
Numerator:			
(Loss) income from continuing operations	$	(8,113) $	25,550
Less: net income from continuing operations attributable to noncontrolling interests		(977)	(453)
Less: dividends on preferred stock, net of tax		(179)	(74)
Numerator used in calculating basic earnings per share from continuing operations attributable to common shareholders	$	(9,269) $	25,023
Adjustment to add-back dividends on preferred stock		—	74
Adjustment for proportionate interest in subsidiaries' loss attributable to common stock		—	(6)
Numerator used in calculating diluted (loss) earnings per share from continuing operations attributable to common shareholders	$	(9,269) $	25,091
Loss from discontinued operations		(182)	(1,538)
Numerator used in calculating diluted (loss) earnings per share - net (loss) income attributable to common shareholders	$	(9,451) $	23,553
Denominator:			
Weighted average basic shares			
Weighted average common shares outstanding		27,192	25,713
Weighted average diluted shares			
Weighted average common shares outstanding		27,192	25,713
Effect of potentially dilutive securities (a)			
Stock options		—	—
Unvested restricted stock awards		—	735
Convertible preferred stock		—	—
Total weighted average diluted shares		27,192	26,448
Basic (loss) earnings attributable to common shareholders:			
Continuing operations	$	(0.34) $	0.97
Discontinued operations	$	(0.01) $	(0.06)
Basic (loss) earnings per share - net (loss) income attributable to common shareholders	$	(0.35) $	0.91
Diluted (loss) earnings attributable to common shareholders:			
Continuing operations	$	(0.34) $	0.95
Discontinued operations	$	(0.01) $	(0.06)
Diluted (loss) earnings per share - net (loss) income attributable to common shareholders	$	(0.35) $	0.89

(a) Potentially dilutive securities consist of stock options and unvested restricted stock awards, calculated using the treasury stock method, and convertible preferred stock, using the if-converted method. Because the Company is reporting a loss from continuing operations attributable to common shareholders for the year ended December 31, 2024, all potentially dilutive securities outstanding were excluded from the calculation of diluted loss from continuing operations per share since their inclusion would have been anti-dilutive

Basic (loss) earnings per share excludes dilution and is computed by dividing income attributable to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted (loss) earnings per share is calculated using weighted-average diluted shares. Weighted-average diluted shares is calculated by adding the effect of potentially dilutive securities to weighted-average common shares outstanding. Potentially dilutive securities are excluded from the diluted (loss) earnings per share computation in loss periods and when the applicable exercise price is greater than the market price on the period end date as their effect would be anti-dilutive.

The following weighted-average potentially dilutive securities are not included in the diluted (loss) earnings per share calculations above because they would have had an antidilutive effect on the (loss) earnings per share:

	Years ended December 31,	
	2024	2023
Stock options	265,000	—
Unvested restricted stock awards	443,302	—
Convertible preferred stock	868,421	—
Total	1,576,723	—

NOTE 17 STOCK-BASED COMPENSATION

On September 21, 2020, the Company's shareholders approved the 2020 Equity Incentive Plan (the "2020 Plan"). The 2020 Plan replaced the Company's previous 2013 Equity Incentive Plan (the "2013 Plan") with respect to the granting of future equity awards. The 2020 Plan permits the grant of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Shares, Restricted Stock Units, Performance Share Awards, Dividend Equivalent Rights, Other Stock-Based Awards and Cash-Based Awards (collectively "Awards"). Under the 2020 Plan, an aggregate of 1.6 million common shares will be available for all Awards, subject to adjustment in the event of certain corporate transactions.

(a)   Restricted Stock Awards of the Company

Under the 2013 Plan, the Company granted 500,000 restricted common stock awards to an officer on September 5, 2018 (the "2018 Restricted Stock Award"). The 2018 Restricted Stock Award fully vested on March 28, 2024. The 2018 Restricted Stock Award was amortized on a straight-line basis over the requisite service period. The grant-date fair value of the 2018 Restricted Stock Award was determined using the closing price of Kingsway common stock on the date of grant. Total unamortized compensation expense related to unvested 2018 Restricted Stock Award at December 31, 2024 was zero.

Under the 2020 Plan, the Company has granted restricted common stock awards to certain officers of the Company (the "2020 Plan Restricted Stock Awards"). The 2020 Plan Restricted Stock Awards vest according to a graded vesting schedule and shall become fully vested subject to the officers' continued employment through the applicable vesting dates. The 2020 Plan Restricted Stock Awards are amortized on a straight-line basis over the requisite service periods. The grant-date fair values of the 2020 Plan Restricted Stock Awards were determined using the closing price of Kingsway common stock on the date of grant. During the year ended December 31, 2024, 126,390 shares of the 2020 Plan Restricted Stock Awards became fully vested. Total unamortized compensation expense related to unvested 2020 Plan Restricted Stock Awards at December 31, 2024 was $2.1 million.

The following table summarizes the activity related to unvested 2020 Plan Restricted Stock Awards and 2018 Restricted Stock Award (collectively "Restricted Stock Awards") during the year ended December 31, 2024:

	Number of Restricted Stock Awards		Weighted-Average Grant Date Fair Value (per Share)
Unvested at December 31, 2023	1,027,658	$	5.22
Granted	42,034		8.61
Vested	(347,986)		5.59
Vested and Settled for Tax Withholding	(278,404)		5.61
Unvested at December 31, 2024	443,302	$	5.01

The unvested balance at December 31, 2024 in the table above is comprised of 443,302 shares of the 2020 Plan Restricted Stock Awards and zero shares of the 2018 Restricted Stock Award.

Stock-based compensation expense related to the Restricted Stock Awards was $0.7 million and $1.0 million for the years ended December 31, 2024 and December 31, 2023, respectively.

(b)   Restricted Common Unit Awards of Ravix

Ravix LLC granted 199,000 restricted Class B common unit awards to an officer of Ravix pursuant to an agreement dated October 1, 2021 ("2021 Ravix RUA"). The 2021 Ravix RUA vests based on service and the achievement of criteria based on the internal rate of return ("IRR") of Ravix.

The grant-date fair value of the 2021 Ravix RUA was estimated using the Black-Scholes option pricing model, using the following assumptions: expected term of four years, expected volatility of 75%, expected dividend yield of zero, and risk-free interest rate of 0.93%.

On October 1, 2021, 83,333 units, representing one half of the service condition for the 2021 Ravix RUA, became fully vested. The remainder of the service condition vests according to a graded vesting schedule and shall become fully vested subject to the officer's continued employment through the applicable vesting dates.

On November 1, 2022, the Company modified the inputs related to the IRR portion of the 2021 Ravix RUA to be based on the combined internal rate of return of Ravix and CSuite. The modified portion of the awards was probable of vesting both immediately before and after the modification. As a result, the fair value of the award that is subject to the IRR was measured at the modification date and compared to the fair value of the modified portion of the award immediately prior to the modification, with the difference resulting in incremental compensation expense of less than $0.1 million. The incremental fair value was estimated using the Monte Carlo simulation model, using the following assumptions at the modification date: expected term of 2.92 years, expected volatility of 72% and risk-free interest rate of 4.44%; and the following assumptions prior to the modification: expected term of 2.92 years, expected volatility of 58% and risk-free interest rate of 4.44%.

During the year ended December 31, 2024, 20,833 units of the 2021 Ravix RUA became fully vested. At December 31, 2024 and December 31, 2023, there were 49,695 and 70,528 unvested units, respectively, of the 2021 Ravix RUA with a weighted-average grant date fair value of $3.08 per Class B common unit. Total unamortized compensation expense related to unvested 2021 Ravix RUA at December 31, 2024 was $0.1 million.

Stock-based compensation expense related to the 2021 Ravix RUA was $0.1 million and $0.1 million for the years ended December 31, 2024 and December 31, 2023, respectively.

(c)   Restricted Common Unit Awards of SNS

Pegasus LLC granted 75,000 restricted Class B common unit awards to an officer of SNS pursuant to an agreement dated November 18, 2022 ("SNS RUA"). The SNS RUA vests based on service and the achievement of criteria based on the IRR of SNS.

The grant-date fair value of the SNS RUA was estimated using the Monte Carlo simulation model, using the following assumptions : expected term of four years, expected volatility of 85% and risk-free interest rate of 4.09%.

On November 18, 2022, 25,000 units, representing one half of the service condition for the SNS RUA, became fully vested. The remainder of the service condition vests according to a graded vesting schedule and shall become fully vested subject to the officer's continued employment through the applicable vesting dates.

During the year ended December 31, 2024, 6,250 units of the SNS RUA became fully vested. At December 31, 2024 and December 31, 2023, there were 36,979 and 43,229 unvested units, respectively, of the SNS RUA with a weighted-average grant date fair value of $5.70 and$5.84 per Class B common unit, respectively. Total unamortized compensation expense related to unvested SNS RUA at December 31, 2024 was $0.1 million.

Stock-based compensation expense related to the SNS RUA was $0.1 million and $0.1 million for the years ended December 31, 2024 and December 31, 2023, respectively.

(d)   Restricted Common Unit Awards of SPI

Vertical Market Solutions LLC, a subsidiary of the Company, granted 199,000 restricted Class B common unit awards to an officer of SPI pursuant to an agreement dated September 7, 2023 ("SPI RUA"). The SPI RUA vests based on service and the achievement of criteria based on the IRR of SPI.

The grant-date fair value of the SPI RUA was estimated using the Monte Carlo simulation model, using the following assumptions: expected term of five years, expected volatility of 59% and risk-free interest rate of 4.29%.

On September 7, 2023, 83,333 units, representing one half of the service condition for the SPI RUA, became fully vested. The remainder of the service condition vests according to a graded vesting schedule and shall become fully vested subject to the officer's continued employment through the applicable vesting dates.

During the year ended December 31, 2024, 26,042 units of the SPI RUA became fully vested. At December 31, 2024 and December 31, 2023, there were 89,625 and 115,667 unvested units, respectively, of the SPI RUA with a weighted-average grant date fair value of $1.09 and $1.11 per Class B common unit, respectively. Total unamortized compensation expense related to unvested SPI RUA at December 31, 2024 was $0.1 million.

Stock-based compensation expense related to the SPI RUA was less than $0.1 million and $0.1 million for the years ended December 31, 2024 and December 31, 2023, respectively.

(e)   Restricted Common Unit Awards of DDI

DDI LLC granted 199,000 restricted Class B common unit awards to an officer of DDI pursuant to an agreement dated October 26, 2023 ("DDI RUA"). The DDI RUA vests based on service and the achievement of criteria based on the IRR of DDI.

The grant-date fair value of the DDI RUA was estimated using the Monte Carlo simulation model, using the following assumptions : expected term of five years, expected volatility of 57% and risk-free interest rate of 4.68%.

On October 26, 2023, 83,333 units, representing one half of the service condition for the DDI RUA, became fully vested. The remainder of the service condition vests according to a graded vesting schedule and shall become fully vested subject to the officer's continued employment through the applicable vesting dates.

During the year ended December 31, 2024, 24,306 units of the DDI RUA became fully vested. At December 31, 2024 and December 31, 2023, there were 91,361 and 115,667 unvested units, respectively, of the DDI RUA with a weighted-average grant date fair value of $4.07 and $4.16 per Class B common unit, respectively. Total unamortized compensation expense related to unvested DDI RUA at December 31, 2024 was $0.3 million.

Stock-based compensation expense related to the DDI RUA was $0.1 million and $0.4 million for the years ended December 31, 2024 and December 31, 2023, respectively.

(f)   Restricted Common Unit Awards of Image Solutions

SB LLC granted 199,000 restricted Class B common unit awards to an officer of Image Solutions pursuant to an agreement dated September 26, 2024 ("IMSO RUA"). The IMSO RUA vests based on service and the achievement of criteria based on the IRR of Image Solutions.

The grant-date fair value of the IMSO RUA was estimated using the Monte Carlo simulation model, using the following assumptions: expected term of five years, expected volatility of 51% and risk-free interest rate of 3.72%.

On September 26, 2024, 83,333 units, representing one half of the service condition for the IMSO RUA, became fully vested. The remainder of the service condition vests according to a graded vesting schedule and shall become fully vested subject to the officer's continued employment through the applicable vesting dates.

At December 31, 2024, there were 115,667 unvested units of the IMSO RUA with a weighted-average grant date fair value of $6.12 per Class B common unit. Total unamortized compensation expense related to unvested IMSO RUA at December 31, 2024 was $0.7 million.

Stock-based compensation expense related to the IMSO RUA was $0.6 million for the year ended December 31, 2024.

(g)   Stock Options

Under the 2020 Plan, the Company granted 265,000 stock option awards to certain employees of the Company during the second quarter of 2024 (the "Stock Options"). The Stock Options vest and become exercisable ratably over a five-year period and expire ten years after the date of grant. The Stock Options are amortized on a straight-line basis over the exercise period.

The following table summarizes the stock option activity during the year ended December 31, 2024:

(in thousands, except per share data)	Number of Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2023	—	$ —	—	$ —
Granted	265,000	10.00		
Outstanding at December 31, 2024	265,000	$ 10.00	9.4	$ —
Exercisable at December 31, 2024	—	$ —	—	$ —

The aggregate intrinsic value of stock options outstanding and exercisable is the difference between the December 31, 2024 market price for the Company's common shares and the exercise price of the options, multiplied by the number of options where the December 31, 2024 market price exceeds the exercise price.

Stock-based compensation expense related to the Stock Options was $0.1 million for the year ended December 31, 2024. Total unamortized compensation expense related to unvested Stock Options at December 31, 2024 was $0.9 million.

The Company uses the Black-Scholes option pricing model to estimate the fair value of each option on the date of grant. The fair value of grants and the related assumptions used in the Black-Scholes pricing model for the Stock Options granted during the year ended December 31, 2024 were as follows:

	Year ended December 31, 2024
Weighted-average fair value of grants	$ 3.73
Risk-free interest rate	4.57%
Dividend yield	—
Expected volatility	41.7%
Expected term (in years)	7.5

The risk-free rate was determined based on U.S. treasury yields that most closely approximated the option's expected term. The dividend yield was determined based on the Company's dividend paying history. The expected volatility was calculated based on the weekly closing price of the Company's common stock over the expected life of the options. The expected term was determined by estimating a cost of equity for the Company to determine time to when the option would be at-the-money, and then adding that amount to the average time to vest.

(h)   Employee Share Purchase Plan

The Company has an employee share purchase plan ("ESPP Plan") whereby qualifying employees can choose each year to have up to 5% of their annual base earnings withheld to purchase the Company's common shares. After one year of employment, the Company matches 100% of the employee contribution amount, and the contributions vest immediately. All contributions are used by the plan administrator to purchase common shares in the open market. The Company's contribution is expensed as paid and for the years ended December 31, 2024 and December 31, 2023 totaled $0.2 million and $0.2 million, respectively.

NOTE 18 EMPLOYEE BENEFIT PLAN

The Company maintains a defined contribution plan in the United States for all of its qualified employees. Qualifying employees can choose to voluntarily contribute up to 60% of their annual earnings subject to an overall limitation of $23,000 and $22,500 in 2024 and 2023, respectively. The Company matches an amount equal to 50% of each participant's contribution, limited to the lesser of contributions up to 5% of a participant's earnings or $7,250.

The contributions for the plan vest based on years of service with 100% vesting after five years of service. The Company's contribution is expensed as paid and for the years ended December 31, 2024 and December 31, 2023 totaled $0.5 million and $0.5 million, respectively. All Company obligations to the plans were fully funded as of December 31, 2024.

NOTE 19 REDEEMABLE CLASS B PREFERRED STOCK

Following approval by the Company's Board of Directors, on September 24, 2024, the Company closed on a private placement for aggregate proceeds totaling $8.3 million, resulting from the sale and issuance of 330,000 shares of a new series of Class B Preferred Stock, par value $0.01 per share ("Class B Preferred Stock") for a purchase price of $25.00 per share. The Class B Preferred Stock ranks senior to the Company's common shares. There were 330,000 shares of Class B Preferred Stock outstanding at December 31, 2024.

Each share of Class B Preferred Stock is convertible into 2.6316 common shares at any time at the option of the holder prior to September 24, 2031. Subject to certain adjustments set forth in the certificate of designations for the Class B Preferred Stock, the maximum number of common shares issuable upon conversion of the Class B Preferred Stock is 868,421 common shares.

The holders of Class B Preferred Stock will not be entitled to receive notice of or to attend any meeting of the shareholders of the Company and will not be entitled to vote at any such meeting. The holders of the Class B Preferred Stock are entitled to receive fixed, cumulative, preferential cash dividends at a rate of 8% per share of Class B Preferred Stock per year, payable in equal quarterly installments if declared by the Board of Directors of the Company. Dividends on outstanding shares of Class B Preferred Stock will accrue from day to day commencing on the date of issuance of each such share of Class B Preferred Stock. The cash dividend rate will increase to 18% per share of Class B Preferred Stock if the dividend is not paid and accumulates for a period greater than two consecutive quarters from the date of the most recent dividend payment. The Company will redeem any Class B Preferred Stock not previously converted into common shares, and which remain outstanding on September 24, 2031, for the price of $25.00 per share of Class B Preferred Stock, plus accrued but unpaid dividends thereon, whether or not declared, up to and including the date specified for redemption.

The Company shall have the option to redeem 25% of the Class B Preferred Stock it has issued following a sale of assets representing more than 15% of the Company's consolidated revenues in the prior 12 month period at a price equal to the amount that would yield a total internal rate of return of 15% on the subscription price paid to the Company for the purchase of shares of Class B Preferred Stock submitted for redemption.

At December 31, 2024, accrued dividends declared of $0.2 million were included in accrued expenses and other liabilities in the consolidated balance sheet. The redemption amount of the Class B Preferred Stock was $8.3 million at December 31, 2024.

In accordance with FASB ASC Topic 480-10-S99-3A, *SEC Staff Announcement: Classification and Measurement of Redeemable Securities*, redemption features not solely within the control of the issuer are required to be presented outside of permanent equity on the consolidated balance sheets. As described above, the holder has the option to convert the Class B Preferred Stock at any time; however, if not converted, they are required to be redeemed on September 24, 2031. As such, the Class B Preferred Stock is presented in temporary or mezzanine equity on the consolidated balance sheets.

NOTE 20 SHAREHOLDERS' EQUITY

The Company is authorized to issue 50,000,000 shares of $0.01 par value common stock. There were 27,136,749 and 27,101,613 shares of common stock outstanding at December 31, 2024 and December 31, 2023, respectively.

There were no common stock dividends declared during the years ended December 31, 2024 and December 31, 2023.

During 2024, the Company declared dividends to be paid to the holders of its Class B Preferred Stock of $0.2 million. Cash dividends paid during the year ended December 31, 2024 were less than $0.1 million.

Prior to December 31, 2023, the Company had redeemable Class A Preferred Shares outstanding. During the year ended December 31, 2023, 149,733 Class A Preferred Shares were converted into 935,831 common shares, at the conversion price of $4.00 per common share at the option of the holders. As a result, during 2023, $6.1 million was reclassified from redeemable Class A preferred stock to additional paid-in capital on the consolidated balance sheet as of December 31, 2023. There are no Class A Preferred Shares outstanding at December 31, 2023.

On March 21, 2023, the Company's Board of Directors approved a security repurchase program under which the Company is authorized to repurchase up to $10.0 million of its currently issued and outstanding securities through March 22, 2024. On March 22, 2024, the Company entered into a one year extension of its existing share repurchase program. As amended, the share repurchase program will now expire on March 21, 2025; however, in January 2025 the Company fully utilized the authorized amount. The timing and amount of any repurchases are determined based on market and economic conditions, share price and other factors, and the program may be terminated, modified or suspended at any time at the Company's discretion. During the year ended December 31, 2024, the Company repurchased 312,850 shares of common stock for an aggregate purchase price of approximately $2.5 million, including fees and commissions. During the year ended December 31, 2023, the Company repurchased, in the aggregate, 1,516,588 shares of common stock and warrants to purchase common stock for an aggregate purchase price of approximately $7.2 million, including fees and commissions. The repurchased common stock will be held as treasury stock at cost and has been removed from common shares outstanding at December 31, 2024 and December 31, 2023.

There were 983,027 and 670,177 shares of treasury stock outstanding at December 31, 2024 and December 31, 2023, respectively. The Company records treasury stock at cost.

The Company previously had warrants outstanding that expired on September 15, 2023. Prior to the expiration thereof, the warrants were recorded in shareholders' equity and entitled each subscriber to purchase one common share of Kingsway at an exercise price of $5.00 for each warrant. During the year ended December 31, 2023, warrants to purchase 3,331,661 shares of common stock were exercised, resulting in cash proceeds of $16.7 million. Any warrants that were not exercised prior to the expiration date became null and void on the expiration date.

NOTE 21 ACCUMULATED OTHER COMPREHENSIVE LOSS

The table below details the change in the balance of each component of accumulated other comprehensive loss, net of tax, for the years ended December 31, 2024 and December 31, 2023, as it relates to shareholders' equity attributable to common shareholders on the consolidated balance sheets.

(in thousands)

	Unrealized (Losses) Gains on Available-for-Sale Investments	Foreign Currency Translation Adjustments	Change in Fair Value of Debt Attributable to Instrument-Specific Credit Risk	Total Accumulated Other Comprehensive Income (Loss)
Balance, December 31, 2022	$ (2,464)	$ (3,286)	$ 32,355	$ 26,605
Other comprehensive income (loss) arising during the period	1,065	—	(1,836)	(771)
Amounts reclassified from accumulated other comprehensive income	(197)	—	(27,177)	(27,374)
Net current-period other comprehensive income (loss)	868	—	(29,013)	(28,145)
Balance, December 31, 2023	$ (1,596)	$ (3,286)	$ 3,342	$ (1,540)
Other comprehensive income arising during the period	632	—	383	1,015
Amounts reclassified from accumulated other comprehensive loss	(164)	—	—	(164)
Amounts reclassified from noncontrolling interest	(29)	—	—	(29)
Net current-period other comprehensive income	439	—	383	822
Balance, December 31, 2024	$ (1,157)	$ (3,286)	$ 3,725	$ (718)

It should be noted that the consolidated statements of comprehensive loss present the components of other comprehensive income (loss), net of tax, only for the years ended December 31, 2024 and December 31, 2023 and inclusive of the components attributable to noncontrolling interests in consolidated subsidiaries.

Components of accumulated other comprehensive loss were reclassified to the following lines of the consolidated statements of operations for the years ended December 31, 2024 and December 31, 2023:

(in thousands)	Years ended December 31,	
	2024	2023
Reclassification of accumulated other comprehensive loss from unrealized gains (losses) on available-for-sale investments to:		
Net realized gains	$ 164	$ 197
Reclassification of accumulated other comprehensive income from change in fair value of debt attributable to instrument-specific credit risk to:		
Gain on extinguishment of debt	—	27,177
(Loss) income from continuing operations before income tax benefit	164	27,374
Income tax benefit	—	—
(Loss) income from continuing operations, net of taxes	164	27,374
Income from discontinued operations, net of taxes	—	—
Net (loss) income	$ 164	$ 27,374

As further discussed in Note 12, "Debt," during the first quarter of 2023, the Company completed the repurchases of five TruPs. The consolidated statements of comprehensive loss for the year ended December 31, 2023 includes a reclassification adjustment of $27.2 million from accumulated other comprehensive income to gain on extinguishment of debt related to the instrument-specific credit risk portion of the repurchased TruPs.

NOTE 22 SEGMENTED INFORMATION

The Company reports segment information based on the "management" approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as a source of the Company's reportable operating segments. The Company's chief operating decision maker is its President and Chief Operating Officer. The Company conducts its business through the following two reportable segments: Extended Warranty and Kingsway Search Xcelerator.

Extended Warranty Segment

Extended Warranty includes the following subsidiaries of the Company: IWS, Geminus, PWI and Trinity (collectively, "Extended Warranty").

IWS is a licensed motor vehicle service agreement company and is a provider of after-market vehicle protection services distributed by credit unions in 26 states and the District of Columbia to their members, with customers in all fifty states.

Geminus primarily sells vehicle service agreements to used car buyers across the United States, through its subsidiaries, Penn and Prime. Penn and Prime distribute these products in 46 and 34 states, respectively, via independent used car dealerships and franchised car dealerships. Penn also sells and administers a GAP product, in states where Penn is approved.

PWI markets, sells and administers vehicle service agreements to used car buyers in all fifty states via independent used car and franchise network of approved automobile and motorcycle dealer partners. PWI's business model is supported by an internal sales and operations team and partners with American Auto Shield in three states with a "white label" agreement.

Trinity sells HVAC, standby generator, commercial LED lighting and commercial refrigeration warranty products and provides equipment breakdown and maintenance support services to companies across the United States. As a seller of warranty products, Trinity markets and administers product warranty contracts for certain new and used products in the HVAC, standby generator, commercial LED lighting and commercial refrigeration industries throughout the United States. Trinity acts as an agent on behalf of the third-party insurance companies that underwrite and guaranty these warranty contracts. Trinity does not guaranty the performance underlying the warranty contracts it sells. As a provider of equipment breakdown and maintenance support services, Trinity acts as a single point of contact to its clients for both certain equipment breakdowns and scheduled maintenance of equipment. Trinity will provide such repair and breakdown services by contracting with certain HVAC providers.

Kingsway Search Xcelerator Segment

Kingsway Search Xcelerator includes the Company's subsidiaries CSuite, Ravix, SNS, SPI, DDI and Image Solutions.

CSuite is a professional services firm that provides experienced chief financial officer and other finance professionals to its clients through a variety of flexible offerings. These offerings include project and interim staffing engagements, and contingent search services for permanent placements for its clients throughout the United States.

Ravix provides outsourced financial services and human resources consulting for short or long duration engagements for customers throughout the United States.

SNS provides healthcare staffing services to acute healthcare facilities on a contract or per diem basis in the United States, primarily in California.

SPI provides software products created exclusively to serve the management needs of all types of shared-ownership properties throughout the United States, Europe, Asia, Mexico and the Caribbean.

DDI provides outsourced 24 hours a day and 7 days per week cardiac telemetry services for long-term acute care and inpatient rehabilitation hospitals. Outsourcing cardiac monitoring is intended to allow hospitals to eliminate personnel callouts and human resources issues, remove distractions from onsite operations, and free up facility staff to assist directly with patient care. DDI currently has a presence in 39 states and Puerto Rico.

Image Solutions provides comprehensive information technology managed services, including equipment sales, service, and helpdesk support to customers primarily in North Carolina, Kansas, Georgia, Kentucky and Tennessee.

Revenues and Operating Income by Reportable Segment

Revenues by reportable segment reconciled to consolidated revenues for the years ended December 31, 2024 and December 31, 2023 were:

(in thousands)	Years ended December 31,	
	2024	2023
Revenues:		
Service fee and commission revenue - Extended Warranty	$ 68,871	$ 68,231
Service fee and commission revenue - Kingsway Search Xcelerator	40,511	35,013
Total revenues	$ 109,382	$ 103,244

Results for the Company's reportable segments are based on the Company's internal financial reporting systems and are consistent with those followed in the preparation of the consolidated financial statements. The Company uses operating income as the measure of profit or loss for our segments. The Company's chief operating decision maker uses segment operating income to allocate resources in the annual budget and forecasting process and considers actual versus plan variances in assessing the performance of each segment. The chief operating decision maker also uses segment operating income as an input to the overall compensation measures for segment management under the Company's incentive compensation plans. From time to time we may report the impact of certain events, gains, losses or other charges related to our segments outside of segment operating income. Segment assets are not regularly reviewed by the Company's chief operating decision maker and, therefore, are not included in the segment disclosures below.

The operating income by reportable segment in the following table is before income taxes and includes revenues and direct segment costs. The significant expense categories and amounts by segment align with the segment level information that is regularly provided to the chief operating decision maker. Total segment operating income reconciled to the consolidated (loss) income from continuing operations for the years ended December 31, 2024 and December 31, 2023 is as follows:

(in thousands)	Year ended December 31, 2024			Year ended December 31, 2023		
	Extended Warranty	Kingsway Search Xcelerator	Total	Extended Warranty	Kingsway Search Xcelerator	Total
Service fee and commission revenue	$ 68,871	$ 40,511	$ 109,382	$ 68,231	$ 35,013	$ 103,244
Less segment expenses:						
Claims authorized on vehicle service agreements	24,577	—	24,577	23,066	—	23,066
Commissions	10,871	112	10,983	10,203	5	10,208
Cost of services sold	3,450	23,285	26,735	3,763	23,448	27,211
Salaries and benefits	14,676	6,504	21,180	15,433	4,135	19,568
Insurance expense	2,216	306	2,522	2,194	418	2,612
Professional fees	977	1,059	2,036	962	589	1,551
IT expense	1,168	822	1,990	751	307	1,058
Other segment items (a)	4,994	2,761	7,755	4,876	859	5,735
Total segment operating income	$ 5,942	$ 5,662	$ 11,604	$ 6,983	$ 5,252	$ 12,235
Net investment income			1,432			1,804
Net realized gains			1,557			761
Net (loss) gain on equity investments			(3)			3,397
Gain on change in fair value of limited liability investments, at fair value			342			78
Net change in unrealized gain on private company investments			—			63
Impairment losses on investments			—			(229)
Loss on change in fair value of derivative asset option contracts			—			(1,366)
Interest expense			(4,790)			(6,250)
General and administrative expenses and other revenue not allocated to segments, net (b)			(8,892)			(12,823)
Amortization of intangible assets			(6,304)			(5,909)
Impairment of goodwill and intangible assets			(2,848)			—
Loss on change in fair value of debt			(198)			(68)
Gain on disposal of subsidiary			—			342
(Loss) gain on extinguishment of debt			(160)			31,616
(Loss) income from continuing operations before income tax benefit			(8,260)			23,651
Income tax benefit			(147)			(1,899)
(Loss) income from continuing operations			$ (8,113)			$ 25,550

(a) Other segment items in the table above for each reportable segment include bank charges, bad debt expense, occupancy expenses, depreciation expense, licenses and taxes, general overhead expenses and miscellaneous income.

(b) General and administrative expenses and other revenue not allocated to segments, net includes corporate and non-operating general and administrative expenses, contingent consideration expense and non-operating other revenue.

NOTE 23 FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best evidenced by quoted bid or ask price, as appropriate, in an active market. Where bid or ask prices are not available, such as in an illiquid or inactive market, the closing price of the most recent transaction of that instrument subject to appropriate adjustments as required is used. Where quoted market prices are not available, the quoted prices of similar financial instruments or valuation models with observable market-based inputs are used to estimate the fair value. These valuation models may use multiple observable market inputs, including observable interest rates, foreign exchange rates, index levels, credit spreads, equity prices, counterparty credit quality, corresponding market volatility levels and option volatilities. Minimal management judgment is required for fair values calculated using quoted market prices or observable market inputs for models. Greater subjectivity is required when making valuation adjustments for financial instruments in inactive markets or when using models where observable parameters do not exist. Also, the calculation of estimated fair value is based on market conditions at a specific point in time and may not be reflective of future fair values. For the Company's financial instruments carried at cost or amortized cost, the book value is not adjusted to reflect increases or decreases in fair value due to market fluctuations, including those due to interest rate changes, as it is the Company's intention to hold them until there is a recovery of fair value, which may be to maturity.

The Company employs a fair value hierarchy to categorize the inputs it uses in valuation techniques to measure the fair value. The following fair value hierarchy is used in selecting inputs, with the highest priority given to Level 1:

- Level 1 – Quoted prices for identical instruments in active markets.
- Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.
- Level 3 – Valuations derived from valuation techniques in which one or more significant inputs are not observable.

The Company classifies its investments in fixed maturities as available-for-sale and reports these investments at fair value. The Company's equity investments, limited liability investment, at fair value, subordinated debt, derivative contracts (interest rate swap and trust preferred debt repurchase options) and contingent consideration are measured and reported at fair value.

Fixed maturities - Fair values of fixed maturities for which no active market exists are derived from quoted market prices of similar instruments or other third-party evidence. All classes of the Company's fixed maturities, primarily consisting of investments in US. Treasury bills and government bonds; obligations of states, municipalities and political subdivisions; mortgage-backed securities; and corporate securities, are classified as Level 2. Level 2 is applied to valuations based upon quoted prices for similar assets in active markets; quoted prices for identical or similar assets in markets that are inactive; or valuations based on models where the significant inputs are observable or can be corroborated by observable market data.

The Company engages a third-party vendor who utilizes third-party pricing sources and primarily employs a market approach to determine the fair values of our fixed maturities. The market approach includes primarily obtaining prices from independent third-party pricing services as well as, to a lesser extent, quotes from broker-dealers. Our third-party vendor also monitors market indicators, as well as industry and economic events, to ensure pricing is appropriate. All classes of our fixed maturities are valued using this technique. The Company has obtained an understanding of our third-party vendor's valuation methodologies and inputs. Fair values obtained from our third-party vendor are not adjusted by the Company.

The following is a description of the significant inputs, by asset class, used by the third-party pricing services to determine the fair values of our fixed maturities included in Level 2:

- U.S. government, government agencies and authorities are generally priced using the market approach. Inputs generally consist of trades of identical or similar securities, quoted prices in inactive markets and maturity.
- States, municipalities and political subdivisions are generally priced using the market approach. Inputs generally consist of trades of identical or similar securities, quoted prices in inactive markets, new issuances and credit spreads.
- Mortgage-backed securities are generally priced using the market approach. Inputs generally consist of trades of identical or similar securities, quoted prices in inactive markets, expected prepayments, expected credit default rates, delinquencies and issue specific information including, but not limited to, collateral type, seniority and vintage.
- Corporate securities are generally priced using the market approach using pricing vendors. Inputs generally consist of trades of identical or similar securities, quoted prices in inactive markets, issuer rating, benchmark yields, maturity and credit spreads.

Equity investments - Fair values of equity investments reflect quoted market values based on latest bid prices, where active markets exist, or models based on significant market observable inputs, where no active markets exist.

Limited liability investment, at fair value - Limited liability investment, at fair value includes the underlying investments of Argo Holdings. Argo Holdings makes investments in limited liability companies and limited partnerships that hold investments in private operating companies.

The fair value of Argo Holdings' limited liability investments that hold investments in private operating companies is valued using a market approach including valuation multiples applied to corresponding performance metrics, such as earnings before interest, tax, depreciation and amortization; revenue; or net earnings. The selected valuation multiples were estimated using multiples provided by the investees and review of those multiples in light of investor updates, performance reports, financial statements and other relevant information. These investments are categorized in Level 3 of the fair value hierarchy

Subordinated debt - The fair value of the subordinated debt is calculated using a model based on significant market observable inputs and inputs developed by a third-party. These inputs include credit spread assumptions developed by a third-party and market observable swap rates. The subordinated debt is categorized in Level 2 of the fair value hierarchy.

Derivative contract - interest rate swap - As described in Note 11, "Derivatives," the Company entered into an interest rate swap agreement effective April 1, 2021 to convert the variable interest rate on a portion of the 2020 KWH Loan to a fixed interest rate. On February 29, 2024, the interest rate swap matured and the Company did not enter into any additional interest rate swap agreement upon its expiration. The interest rate swap contract was measured and reported at fair value and is included in other receivables in the consolidated balance sheet at December 31, 2023. The fair value of the interest rate swap contract was estimated using inputs which the Company obtained from the counterparty and was determined using a discounted cash flow analysis on the expected cash flows of the derivative. The discounted cash flow valuation technique reflected the contractual term of the derivative contract, including the period to maturity, and used observable market based inputs, including quoted mid-market prices or third-party consensus pricing, interest rate curves and implied volatilities. The interest rate swap contract is categorized in Level 2 of the fair value hierarchy.

Derivative contracts - trust preferred debt repurchase options - As described in Note 11, "Derivatives," the Company entered into three TruPs Options contracts during the third quarter of 2022. During the first quarter of 2023, the Company executed the TruPs Options contracts. The TruPs Options contracts were measured and reported at fair value. The fair value of the TruPs Options contracts was estimated using the binomial lattice model. Key inputs in the valuation included credit spread assumptions, interest rate volatility, debt coupon interest rate and time to maturity. The TruPs Options contracts are categorized in Level 3 of the fair value hierarchy.

Contingent consideration - The consideration for the Company's acquisitions of Ravix and CSuite includes future payments to the former owners that are contingent upon the achievement of certain targets over future reporting periods. Liabilities for contingent consideration are measured and reported at fair value and are included in accrued expenses and other liabilities in the consolidated balance sheets. Contingent consideration liabilities are revalued each reporting period. Changes in the fair value of contingent consideration liabilities can result from changes to one or multiple inputs, including adjustments to the discount rates or changes in the assumed achievement or timing of any targets. Any changes in fair value are reported in the consolidated statements of operations as non-operating other revenue (expense). The contingent consideration liabilities are categorized in Level 3 of the fair value hierarchy.

- The fair value of Ravix's contingent consideration liability was estimated by applying the Monte Carlo simulation method to forecast achievement of gross profit which resulted in the maximum of $4.5 million in total payments to the former owners of Ravix through October 2024. Key inputs in the valuation include forecasted gross profit, gross profit volatility, discount rate and discount term. During 2022 and 2023, Ravix made payments to the formers owners totaling $1.1 million. The remaining contingent liability of $3.4 million was due to be paid in October 2024. Ravix made a payment of $0.7 million during the fourth quarter of 2024. In accordance with the terms of the purchase agreement, any unpaid portion will bear interest at an annul rate of 6.0%. At December 31, 2024, the unpaid liability due to the former owners of Ravix is $2.7 million. Accrued interest on the unpaid contingent liability, which is included in accrued expenses and other liabilities in the consolidated balance sheet, is less than $0.1 million at December 31, 2024. In February 2025, the Ravix contingent consideration liability was paid in full. The estimated fair value of the Ravix contingent consideration liability at December 31, 2023 was $3.1 million.

- The fair value of CSuite's contingent consideration liability is estimated by applying the Monte Carlo simulation method to forecast achievement of gross revenue which may result in up to $3.6 million in total payments to the former owners of CSuite through November 2025. Key inputs in the valuation include forecasted gross revenue, gross revenue volatility, discount rate and discount term. The estimated fair value of the CSuite contingent consideration liability at December 31, 2024 and December 31, 2023 was zero.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The balances of the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2024 and December 31, 2023 are as follows:

(in thousands)		December 31, 2024		
		Fair Value Measurements at the End of the Reporting Period Using		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring fair value measurements				
Assets:				
Fixed maturities:				
U.S. government, government agencies and authorities	$ 13,354	$ —	$ 13,354	$ —
States, municipalities and political subdivisions	2,775	—	2,775	—
Mortgage-backed	9,886	—	9,886	—
Asset-backed	1,326	—	1,326	—
Corporate	9,622	—	9,622	—
Total fixed maturities	36,963	—	36,963	—
Limited liability investment, at fair value	2,859	—	—	2,859
Total assets	$ 39,822	$ —	$ 36,963	$ 2,859
Liabilities:				
Subordinated debt	$ 13,409	$ —	$ 13,409	$ —
Contingent consideration	2,725	—	—	2,725
Total liabilities	$ 16,134	$ —	$ 13,409	$ 2,725

(in thousands)		December 31, 2023		
		Fair Value Measurements at the End of the Reporting Period Using		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring fair value measurements				
Assets:				
Fixed maturities:				
U.S. government, government agencies and authorities	$ 12,997	$ —	$ 12,997	$ —
States, municipalities and political subdivisions	2,783	—	2,783	—
Mortgage-backed	9,253	—	9,253	—
Asset-backed	1,210	—	1,210	—
Corporate	10,230	—	10,230	—
Total fixed maturities	36,473	—	36,473	—
Equity investments	79	79	—	—
Limited liability investment, at fair value	3,496	—	—	3,496
Derivative contract - interest rate swap	49	—	49	—
Total assets	$ 40,097	$ 79	$ 36,522	$ 3,496
Liabilities:				
Subordinated debt	$ 13,594	$ —	$ 13,594	$ —
Contingent consideration	3,105	—	—	3,105
Total liabilities	16,699	—	13,594	3,105

The following table provides a reconciliation of the fair value of recurring Level 3 fair value measurements for the years ended December 31, 2024 and December 31, 2023:

(in thousands)		Years ended December 31,		
		2024		2023
Assets:				
Limited liability investment, at fair value:				
Beginning balance	$	3,496	$	3,196
Contributions		—		47
Distributions received		(2,347)		(876)
Realized gains included in net (loss) income		1,369		481
Change in fair value of limited liability investments, at fair value included in net (loss) income		341		648
Ending balance	$	2,859	$	3,496
Unrealized gains on limited liability investments, at fair value held at end of period:				
Included in net (loss) income	$	341	$	648
Included in other comprehensive income (loss)	$	—	$	—
Derivative - trust preferred debt repurchase options:				
Beginning balance	$	—	$	19,034
Exercise of options included in net (loss) income		—		(17,668)
Change in fair value of derivative assets included in net (loss) income		—		(1,366)
Ending balance	$	—	$	—
Unrealized gains recognized on derivative assets held at end of period:				
Included in net (loss) income	$	—	$	—
Included in other comprehensive income (loss)		—		—
Ending balance - assets	$	2,859	$	3,496
Liabilities:				
Contingent consideration:				
Beginning balance	$	3,105	$	3,218
Settlements of contingent consideration liabilities		(650)		(375)
Change in fair value of contingent consideration included in net (loss) income		270		262
Ending balance	$	2,725	$	3,105
Unrealized losses recognized on contingent consideration liabilities held at end of period:				
Included in net (loss) income	$	270	$	262
Included in other comprehensive income (loss)	$	—	$	—
Ending balance - liabilities	$	2,725	$	3,105

The following table summarizes the valuation techniques and significant unobservable inputs utilized in determining fair values for the Company's investments that are categorized as Level 3 at December 31, 2024:

Categories	Fair Value	Valuation Techniques	Unobservable Inputs	Input Value(s)
Limited liability investment, at fair value	$ 2,859	Market approach	Valuation multiples	1.0x - 9.0x
Contingent consideration	$ 2,725	Option-based income approach	Discount rate	8.25%
			Risk-free rate	4.96%
			Expected volatility	9.0%

The following table summarizes the valuation techniques and significant unobservable inputs utilized in determining fair values for the Company's investments that are categorized as Level 3 at December 31, 2023:

Categories	Fair Value	Valuation Techniques	Unobservable Inputs	Input Value(s)
Limited liability investment, at fair value	$ 3,496	Market approach	Valuation multiples	1.0x - 9.0x
Contingent consideration	$ 3,105	Option-based income approach	Discount rate	8.25%
			Risk-free rate	4.96%
			Expected volatility	9.0%

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis, including assets that are adjusted for observable price changes or written down to fair value as a result of an impairment. For the years ended December 31, 2024 and December 31, 2023, the Company recorded adjustments to increase the fair value of certain investments in private companies for observable price changes of zero and $0.1 million, respectively, which are included in net change in unrealized gain on private company investments in the consolidated statements of operations. The Company did not record any impairments related to investments in private companies for the years ended December 31, 2024 and December 31, 2023. To determine the fair value of investments in these private companies, the Company considered rounds of financing and third-party transactions, discounted cash flow analyses and market-based information, including comparable transactions, trading multiples and changes in market outlook, among other factors. The Company has classified the fair value measurements of these investments in private companies as Level 3 because they involve significant unobservable inputs.

Goodwill and indefinite-lived intangible assets are recorded at carrying value, and, if impaired, are adjusted to fair value using Level 3 inputs. Refer to Note 8, "Goodwill" and Note 9, "Intangible Assets" for further information regarding the process of determining the fair value of goodwill and indefinite-lived intangible assets, respectively, and the impairment charges recorded for the year ended December 31, 2024.

As further discussed in Note 4, "Acquisitions," the Company acquired SPI on September 7, 2023 and allocated the purchase price to the assets acquired and liabilities assumed. The fair values of intangible assets associated with the acquisition of SPI were determined to be Level 3 under the fair value hierarchy.

The following table summarizes the valuation techniques and significant unobservable inputs utilized in determining fair values for the Level 3 measurements:

Categories	Fair Value	Valuation Techniques	Unobservable Inputs	Input Value(s)
Customer relationships	$ 1,000	Multi-period excess earnings	Growth rate	3.0%
			Attrition rate	5.0%
			Discount rate	21.5%
Developed technology	$ 600	Relief from royalty	Royalty rate	5.0%
			Discount rate	19.5%
Trade name	$ 120	Relief from royalty	Royalty rate	0.8%
			Discount rate	19.5%

As further discussed in Note 4, "Acquisitions," the Company acquired DDI on October 26, 2023 and allocated the purchase price to the assets acquired and liabilities assumed. The fair values of intangible assets associated with the acquisition of DDI were determined to be Level 3 under the fair value hierarchy.

The following table summarizes the valuation techniques and significant unobservable inputs utilized in determining fair values for the Level 3 measurements:

Categories	Fair Value	Valuation Techniques	Unobservable Inputs	Input Value(s)
Customer relationships	$ 6,700	Multi-period excess earnings	Growth rate	3.0%
			Attrition rate	5.0%
			Discount rate	27.0%
Trade name	$ 260	Relief from royalty	Royalty rate	1.0%
			Discount rate	25.0%

As further discussed in Note 4, " Acquisitions," the Company acquired Image Solutions on September 26, 2024 and provisionally allocated the purchase price to the assets acquired and liabilities assumed. The fair values of intangible assets associated with the acquisition of Image Solutions were determined to be Level 3 under the fair value hierarchy.

The following table summarizes the valuation techniques and significant unobservable inputs utilized in determining fair values for the Level 3 measurements:

Categories	Fair Value	Valuation Techniques	Unobservable Inputs	Input Value(s)
Customer relationships	$ 11,100	Multi-period excess earnings	Growth rate	3.0%
			Attrition rate	2.0%
			Discount rate	25.0%
Trade name	$ 1,500	Relief from royalty	Royalty rate	2.0%
			Discount rate	25.0%

NOTE 24 RELATED PARTIES

Related party transactions, including services provided to or received by the Company's subsidiaries, are measured in part by the amount of consideration paid or received as established and agreed by the parties. Except where disclosed elsewhere in these consolidated financial statements, the following is a summary of related party relationships and transactions.

Argo Management Group, LLC

The Company acquired Argo Management in April 2016. Argo Management's primary business is to act as Managing Member of Argo Holdings. At December 31, 2024 and December 31, 2023, each of the Company, John T. Fitzgerald ("Fitzgerald"), the Company's Chief Executive Officer and President, and certain of Fitzgerald's immediate family members owns equity interests in Argo Holdings, all of which interests were acquired prior to the Company's acquisition of Argo Management. Subject to certain limitations, Argo Holdings' governing documents require all individuals and entities owning an equity interest in Argo Holdings to fund upon request his/her/its pro rata share of any funding requirements of Argo Holdings up to an aggregate maximum amount equal to his/her/its total capital commitment (each request for funds being referred to as a "Capital Call"). Argo Holdings made no Capital Calls during the years ended December 31, 2024 and December 31, 2023.

Private Placements

As further described in Note 19 " Redeemable Class B Preferred Stock," on September 24, 2024, the Company closed on a private placement for aggregate proceeds totaling $8.3 million, resulting from the sale and issuance of 330,000 shares of Class B Preferred Stock. Fitzgerald, one of Fitzgerald's immediate family members, certain members of the Company's Board of Directors and members of the KSX Advisory Board invested a total of $5.2 million in the Class B Preferred Stock private placement transaction.

As further described in Note 26 " Subsequent Events," on February 12 through February 24, 2025, the Company closed on a private placement for aggregate proceeds totaling $6.0 million, resulting from the sale and issuance of 240,000 shares of Class C Preferred Stock. Certain members of the Company's Board of Directors and one of Fitzgerald's immediate family members invested a total of $3.7 million in the Class C Preferred Stock private placement transaction.

VA Lafayette

On August 16, 2024, the Company closed on the sale of 100% of the membership interests in VA Lafayette to a third-party, who subsequently invested in the Company's private placement transaction that closed on September 24, 2024 and is a current holder of the Company's Class B Preferred Stock (refer to Note 5, "Disposal and Discontinued Operations," for further detail of the sale of VA Lafayette and Note 19, "Redeemable Class B Preferred Stock," for further detail of the private placement). The Company determined the sale was an arms-length transaction based upon the purchase price paid compared to the pricing of similar third-party transactions, and given the fact that the terms of the sale were negotiated before the private placement was contemplated.

NOTE 25 COMMITMENTS AND CONTINGENT LIABILITIES

(a) Legal proceedings:

In May 2016, Aegis Security Insurance Company ("Aegis") filed a complaint for breach of contract and declaratory relief against the Company in the Eastern District of Pennsylvania alleging, among other things, that the Company breached a contractual obligation to indemnify Aegis for certain customs bond losses incurred by Aegis under the indemnity and hold harmless agreements provided by the Company to Aegis for certain customs bonds reinsured by Lincoln General Insurance Company ("Lincoln General") during the period of time that Lincoln General was a subsidiary of the Company. Lincoln General was placed into liquidation in November 2015 and Aegis subsequently invoked its rights to indemnity under the indemnity and hold harmless agreements. Effective January 20, 2020, Aegis and the Company entered into a Settlement Agreement with respect to such litigation pursuant to which the Company agreed to pay Aegis a one-time settlement amount of $0.9 million, and to reimburse Aegis for 60% of future losses that Aegis may sustain in connection with such customs bonds, up to a maximum reimbursement amount of $4.8 million. From 2020 through 2022, the Company made reimbursement payments to Aegis of $1.0 million in connection with the Settlement Agreement. During 2024 and 2023, the Company made reimbursement payments to Aegis of $0.2 million and $0.5 million, respectively, in connection with the Settlement Agreement, which is included in general and administrative expenses in its consolidated statements of operations for the years ended December 31, 2024 and December 31, 2023, respectively. The remaining maximum reimbursement amount is $3.1 million as of December 31, 2024. The Company's potential exposure under these agreements was not reasonably determinable at December 31, 2024, and no liability has been recorded in the consolidated financial statements at December 31, 2024.

(b)   Collateral pledged and restricted cash:

Short-term investments with an estimated fair value of $0.2 million at December 31, 2024 and December 31, 2023, were on deposit with state regulatory authorities.

The Company also has restricted cash of $7.6 million and $8.4 million at December 31, 2024 and December 31, 2023, respectively. Included in restricted cash are:

- $6.8 million and $7.7 million at December 31, 2024 and December 31, 2023, respectively, held as deposits by IWS, Geminus, PWI, Ravix, CSuite and SPI (2023 only);
- $0.2 million and $0.2 million at December 31, 2024 and December 31, 2023, on deposit with state regulatory authorities; and
- $0.7 million and $0.5 million at December 31, 2024 and December 31, 2023, respectively, pledged to third-parties as deposits or to collateralize liabilities. Collateral pledging transactions are conducted under terms that are common and customary to standard collateral pledging and are subject to the Company's standard risk management controls.

NOTE 26 SUBSEQUENT EVENTS

(a)   Class C Preferred Stock Private Placement:

On February 12, 13 and 14, 2025, the Company closed on a private placement for aggregate proceeds totaling $4.4 million ("Initial Closing"), resulting from the sale and issuance of 176,756 shares of a new series of Class C Preferred Stock, par value $0.01 per share ("Class C Preferred Stock") for a purchase price of $25.00 per share. On February 18 through February 24, 2025, the Company issued and sold, in a second closing of the private placement (the "Second Closing"), 63,244 shares of Class C Preferred Stock for aggregate proceeds of $1.6 million for a purchase price of $25.00 per share. The Class C Preferred Stock ranks pari passu with the Company's Class B Preferred Stock and senior to the Company's common shares.

Each share of Class C Preferred Stock is convertible into 2.6316 common shares at any time at the option of the holder prior to February 12, 2032. Subject to certain adjustments set forth in the certificate of designations for the Class C Preferred Stock, the maximum number of common shares issuable upon conversion of the Class C Preferred Stock is 631,579 common shares.

The holders of Class C Preferred Stock will not be entitled to receive notice of or to attend any meeting of the shareholders of the Company and will not be entitled to vote at any such meeting. The holders of the Class C Preferred Stock are entitled to receive fixed, cumulative, preferential cash dividends at a rate of 8% per share of Class C Preferred Stock per year, payable in equal quarterly installments if declared by the Board of Directors of the Company. Dividends on outstanding shares of Class C Preferred Stock will accrue from day to day commencing on the date of issuance of each such share of Class C Preferred Stock. The cash dividend rate will increase to 18% per share of Class C Preferred Stock if the dividend is not paid and accumulates for a period greater than two consecutive quarters from the date of the most recent dividend payment. The Company will redeem any Class C Preferred Stock not previously converted into common shares, and which remain outstanding on February 12, 2032, for the price of $25.00 per share of Class C Preferred Stock, plus accrued but unpaid dividends thereon, whether or not declared, up to and including the date specified for redemption.

The Company shall have the option to redeem 25% of the Class C Preferred Stock it has issued following a sale of assets representing more than 15% of the Company's consolidated revenues in the prior 12 month period at a price equal to the amount that would yield a total internal rate of return of 15% on the subscription price paid to the Company for the purchase of shares of Class C Preferred Stock submitted for redemption.

(b)   Acquisition:

On March 14, 2025, the Company acquired 100% of the outstanding membership interests of M.L.C. Plumbing, LLC (dba Bud's Plumbing Service, "Bud's Plumbing"), a provider of various plumbing installation and repair services for $5 million, plus transaction expenses and a working capital adjustment, in cash and a $1.25 million seller note.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of our Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of December 31, 2024.

The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports the Company files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosures.

In designing and evaluating our disclosure controls and procedures, the Company's management recognizes that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Our disclosure controls and procedures have been designed to meet reasonable assurance standards. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints that require the Company's management to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2024, the Company's disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's management evaluated the effectiveness of its internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), or COSO. Based on that evaluation, the Company's management has concluded that, as of December 31, 2024, our internal control over financial reporting was effective based on the COSO framework.

Remediation of 2023 Material Weakness

As previously reported in the Company's 2023 Annual Report on Form 10-K, the Company identified two material weaknesses in internal control over financial reporting relating to a spreadsheet calculation error and a cash flow statement classification error.

In order to remediate these errors, the Company implemented the following during 2024:

- A. The Spreadsheet Calculation Error. The Company implemented a control during the third-quarter to compare the change in the significant inputs to the subordinated debt fair value calculation with those from the prior period calculation to determine whether the resulting current change in fair value appears reasonable, given the change in the significant inputs a policy whereby alterations to workpapers pertaining to material financial items require an additional layer of review to ensure such alterations were correctly calculated.

- B. Cash Flow Statement Classification Error. The Company failed to consult on the cash flow presentation aspect of the transaction. In the third quarter, the Company modified its existing policy that requires it to consult with third party experts on significant and/or unusual transactions to explicitly state that such consultations need to include all accounting aspects, including presentation and disclosure.

As a result of these measures, the Company believes that the 2023 material weaknesses described above have been remediated.

Attestation Report of Independent Registered Public Accounting Firm

The effectiveness of the Company's internal control over financial reporting as of December 31, 2024 has been audited by Plante & Moran PLLC, an independent registered public accounting firm. Their attestation report is included in Item 8 under the heading "Report of Independent Registered Public Accounting Firm," and is incorporated into this Item 9A by reference.

Changes in Internal Control over Financial Reporting

On September 26, 2024, the Company acquired 100% of the outstanding membership interests of Image Solutions. Since the date of this acquisition, the Company has been analyzing and evaluating procedures and controls to determine their effectiveness and to make them consistent with our disclosure controls and procedures. As permitted by the SEC, Image Solutions has been excluded from the scope of our quarterly discussion of material changes in internal control over financial reporting below.

There have been no changes in the Company's internal control over financial reporting during the period beginning October 1, 2024, and ending December 31, 2024, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting, except with respect to Image Solutions.

Item 9B. Other Information

During the three months ended December 31, 2024, the following officers and/or directors adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K under the Exchange Act.

On November 21, 2024, investment funds associated with Joseph Stilwell, one of our directors, adopted a Rule 10b5-1 trading arrangement (the "2024 Trading Plan") that provides for the sale of a maximum of 500,000 shares of the Company's common stock and will remain in effect until May 19, 2025. The 2024 Trading Plan is intended to satisfy the affirmative defense of Rule 10b5-1(c). The 2024 Trading Plan replaced the previous Rule 10b5-1 trading arrangement that had been adopted by the investment funds on September 13, 2023.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable

PART III.

Item 10. Directors, Executive Officers, and Corporate Governance

The information required by this Item, including the information required by Item 408(b) of Regulation S-K related to our insider trading policies and procedures, is incorporated herein by reference to the Proxy Statement for our 2025 Annual Meeting of Shareholders, which will be filed with the SEC no later than 120 days after the end of our fiscal year ended December 31, 2024.

We have adopted a Code of Business Conduct and Ethics that is applicable to all employees, including our chief executive officer, chief financial officer and other senior financial personnel, as well as our directors. A copy of the Code of Business Conduct and Ethics is posted in the "Corporate Governance" section of our website at www.kingsway-financial.com. Any future amendments to the Code of Business Conduct and Ethics and any grant of waiver from a provision of the code requiring disclosure under applicable SEC rules will be disclosed in the "Corporate Governance" section of our website.

Item 11. Executive Compensation

The information required by this Item is incorporated herein by reference to the Proxy Statement for our 2025 Annual Meeting of Shareholders, which will be filed with the SEC no later than 120 days after the end of our fiscal year ended December 31, 2024.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated herein by reference to the Proxy Statement for our 2025 Annual Meeting of Shareholders, which will be filed with the SEC no later than 120 days after the end of our fiscal year ended December 31, 2024.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated herein by reference to the Proxy Statement for our 2025 Annual Meeting of Shareholders, which will be filed with the SEC no later than 120 days after the end of our fiscal year ended December 31, 2024.

Item 14. Principal Accounting Fees and Services

The information required by this Item is incorporated herein by reference to the Proxy Statement for our 2025 Annual Meeting of Shareholders, which will be filed with the SEC no later than 120 days after the end of our fiscal year ended December 31, 2024.

Part IV

Item 15. Exhibits, Financial Statement Schedules

(a) Documents filed as part of this Report

(1) Financial Statements. We have filed the following documents, which are included in Part II, Item 8 of this 2024 Annual Report on Form 10-K.

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets

Consolidated Statements of Operations

Consolidated Statements of Comprehensive Loss

Consolidated Statements of Shareholders' Equity

Consolidated Statements of Cash Flow

Notes to Consolidated Financial Statements

(2) Financial Statement Schedules. The following financial statement schedules are filed as a part hereof along with the related reports of the Independent Registered Public Accounting Firm included in Part II, Item 8. Schedules not listed here have been omitted because they are not applicable or the required information is included in the Consolidated Financial Statements.

Schedule I   Condensed Financial Information of the Registrant (Parent Company)

(3) Exhibits. The exhibits listed in the accompanying "Index to Exhibits" that follow the signature pages of this report are filed or incorporated by reference as part of this Form 10-K.

(b) Exhibits. Included in Item 15(a)(3) above

(c) Financial Statement Schedules. Included in Item 15(a)(2) above

SCHEDULE I. Condensed Financial Information of the Registrant (Parent Company)

Parent Company Balance Sheets

(in thousands)	December 31, 2024	December 31, 2023
Assets		
Investments in subsidiaries	$ 12,851	$ 20,325
Cash and cash equivalents	56	2,058
Other assets	3,992	5,339
Total Assets	$ 16,899	$ 27,722
Liabilities and Shareholders' Equity		
Liabilities:		
Accrued expenses and other liabilities	$ 236	$ 13
Total Liabilities	236	13
Redeemable Class B preferred stock	8,250	—
Shareholders' Equity:		
Common stock	—	—
Additional paid-in capital	376,784	379,813
Treasury stock, at cost	(6,200)	(3,696)
Accumulated deficit	(361,453)	(346,868)
Accumulated other comprehensive loss	(718)	(1,540)
Shareholders' equity attributable to common shareholders	8,413	27,709
Total Liabilities, Class B preferred stock and Shareholders' Equity	$ 16,899	$ 27,722

See accompanying report of independent registered accounting firm.

KINGSWAY FINANCIAL SERVICES INC.

SCHEDULE I. Condensed Financial Information of the Registrant (Parent Company)

Parent Company Statements of Operations

(in thousands)	Years ended December 31,	
	2024	2023
Other expenses, net:		
General and administrative expenses	$ (98)	$ (1,990)
Non-operating other expense	(1)	(3)
Total other expenses, net	(99)	(1,993)
Loss from continuing operations before income tax benefit and equity in (loss) income of subsidiaries	(99)	(1,993)
Income tax benefit	(439)	(1,331)
Equity in (loss) income of subsidiaries	(8,635)	24,674
Net (loss) income	$ (8,295)	$ 24,012

See accompanying report of independent registered accounting firm.

106

SCHEDULE I. Condensed Financial Information of the Registrant (Parent Company)

Parent Company Statements of Comprehensive Loss

(in thousands)		Years ended December 31,	
		2024	2023
Net (loss) income	$	(8,295) $	24,012
Other comprehensive income (loss), net of taxes(1):			
Unrealized losses on available-for-sale investments:			
Unrealized losses arising during the period		—	—
Reclassification adjustment for amounts included in net income		—	—
Other comprehensive loss - parent only		—	—
Equity in other comprehensive income (loss) of subsidiaries		861	(28,115)
Other comprehensive income (loss), net of taxes(1):		861	(28,115)
Comprehensive loss	$	(7,434) $	(4,103)

(1) Net of income tax benefit of $0 and $0 in 2024 and 2023, respectively

See accompanying report of independent registered accounting firm.

SCHEDULE I. Condensed Financial Information of the Registrant (Parent Company)

Parent Company Statements of Cash Flows

(in thousands)		Years ended December 31,	
		2024	2023
Cash provided by (used in):			
Operating activities:			
Net (loss) income	$	(8,295) $	24,012
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:			
Equity in net loss (income) of subsidiaries		8,635	(24,674)
Stock-based compensation expense, net of forfeitures		(1,459)	509
Change in other assets		1,347	(4,026)
Change in accrued expenses and other liabilities		57	(3,193)
Net cash provided by (used in) operating activities		285	(7,372)
Investing activities:			
Net cash from investing activities		—	—
Financing activities:			
Proceeds from exercise of warrants		—	16,658
Cash paid for repurchase of warrants		—	(4,031)
Proceeds from issuance of preferred stock		8,250	—
Cash paid for repurchase of common stock		(2,504)	(3,204)
Payment of preferred stock dividends		(13)	—
Capital contributions to subsidiaries		(8,020)	(25)
Net cash (used in) provided by financing activities		(2,287)	9,398
Net (decrease) increase in cash and cash equivalents		(2,002)	2,026
Cash and cash equivalents at beginning of period		2,058	32
Cash and cash equivalents at end of period	$	56 $	2,058

See accompanying report of independent registered accounting firm.

Item 16.   Form 10-K Summary

None.


EXHIBIT INDEX


Exhibit	Description
2.1	Stock Purchase Agreement By and Among Premier Holdings, LLC, Advantage Auto MGA, LLC, Mendota Insurance Company, Kingsway America Inc. and Kingsway Financial Services Inc., Dated as of July 16, 2018 (included as Exhibit 2.1 to the Form 8-K, filed July 20, 2018, and incorporated herein by reference).
2.2	Stock Purchase Agreement, dated as of October 12, 2020, by and among Kingsway Warranty Holdings LLC, Kingsway America Inc., PWI Holdings, Inc., and ADESA Dealer Services, LLC (included as Exhibit 2.1 to Form 8-K, filed October 13, 2020, and incorporated herein by reference).
2.3	Stock Purchase Agreement, dated July 29, 2022, by and among Professional Warranty Service Corporation, a Virginia corporation (the "Company") Tyler Gordy, an individual ("Gordy"); Professional Warranty Services LLC, a Delaware limited liability company ("Parent" and together with Gordy, each a "Seller" and collectively "Sellers"); and PCF Insurance Services of the West, LLC, a Delaware limited liability company ("Buyer") (included as Exhibit 2.1 to the Form 10-Q, filed August 4, 2022, and incorporated herein by reference).
3.1	Certificate of Incorporation of Kingsway Financial Services Inc. (included as Exhibit 3.1 to the Form 8-K, filed September 27, 2024, and incorporated herein by reference).
3.2	By-laws of Kingsway Financial Services Inc. (included as Exhibit 3.2 to the Form 8-K, filed December 31, 2018, and incorporated herein by reference).
3.3	Class B Certificate of Designations (included as Exhibit 3.1 to the Form 8-K, filed September 27, 2024, and incorporated herein by reference).
4.1	Indenture dated May 22, 2003 between Kingsway America Inc., Kingsway Financial Services Inc., and Wilmington Trust Company (included as Exhibit 4.6 to the Form 10-K, filed March 30, 2012, and incorporated herein by reference).
4.2	Form of Stock Certificate (included as Exhibit 4.1 to the Form 8-K, filed December 31, 2018, and incorporated herein by reference).
10.1	Kingsway Financial Services Inc. 2013 Equity Incentive Plan (included as Schedule B to the Definitive Proxy Statement on Schedule 14A filed with the SEC on April 11, 2013, and incorporated herein by reference). *
10.2	Form of Subscription Agreement (included as Exhibit 10.1 to the Form 8-K, filed December 27, 2013, and incorporated herein by reference).
10.3	Registration Rights Agreement, dated February 3, 2014, by and among the Company and the other parties signatory thereto (included as Exhibit 10.2 to the Form 8-K, filed February 4, 2014, and incorporated herein by reference).
10.4	Kingsway America Inc. Employee Share Purchase Plan (included as Schedule B to the Definitive Proxy Statement on Schedule 14A filed with the SEC on April 30, 2014 and incorporated herein by reference). *
10.5	Registration Rights Agreement, dated as of November 16, 2016 by and among the Company, GrizzlyRock Institutional Value Partners, LP and W.H.I. Growth Fund Q.P., L.P. (included as Exhibit 10.4 to Form 8-K, filed November 16, 2016, and incorporated herein by reference).
10.6	Registration Rights Agreement, dated as of November 16, 2016 by and between the Company and Yorkmont Capital Partners, LP. (included as Exhibit 10.5 to Form 8-K, filed November 16, 2016, and incorporated herein by reference).
10.7	Amendment No. 1 to the Kingsway Financial Services Inc. 2013 Equity Incentive Plan (included as Exhibit 10.1 to Form 10-Q, filed August 8, 2018, and incorporated herein by reference).
10.8	Offer Letter, dated September 5, 2018, between the Company and John T. Fitzgerald (included as Exhibit 10.2 to Form 8-K, filed September 10, 2018, and incorporated herein by reference).

10.9   Severance Agreement, dated September 5, 2018, between the Company and John T. Fitzgerald (included as Exhibit 10.3 to Form 8-K, filed September 10, 2018, and incorporated herein by reference).

10.10   Restricted Stock Agreement, dated September 5, 2018, between the Company and John T. Fitzgerald (included as Exhibit 10.4 to Form 8-K, filed September 10, 2018, and incorporated herein by reference).

10.11   Form of Indemnification Agreement for Directors and Officers (included as Exhibit 10.5 to Form 8-K, filed September 10, 2018, and incorporated herein by reference).

10.12   Employment Offer Letter, dated as of October 23, 2019, by and between Kent A. Hansen and Kingsway America Inc.(included as Exhibit 10.2 to Form 8-K, filed February 28, 2020, and incorporated herein by reference).

10.13   Kingsway Financial Services Inc. 2020 Equity Incentive Plan (included as Schedule A to the Definitive Proxy Statement on Schedule 14A filed with the SEC on August 20, 2020, and incorporated herein by reference). *

10.14   Loan and Security Agreement, dated as of December 1, 2020, among Kingsway Warranty Holdings LLC, Trinity Warranty Solutions LLC, Geminus Holding Company, Inc., IWS Acquisition Corporation and PWI Holdings, Inc., as Borrowers, the other Loan Parties party thereto, and CIBC Bank USA, as Lender and as Issuing Lender (included as Exhibit 10.1 to Form 8-K, filed December 2, 2020, and incorporated herein by reference).

10.15   Letter Agreement, effective as of December 31, 2020, by and among Kingsway Warranty Holdings LLC, Trinity Warranty Solutions LLC, Geminus Holding Company, Inc., IWS Acquisition Corporation, and PWI Holdings, Inc., as Borrowers, the other Loan Parties party thereto, and CIBC Bank USA, as Lender. (included as Exhibit 10.1 for Form 8-K, filed December 2, 2020, and incorporated herein by reference).

10.16   Form of Restricted Stock Agreement. * (included as Exhibit 10.29 to Form 10-K, filed March 03, 2021, and incorporated herein by reference).

10.17   Stock Purchase Agreement by and among, Ravix Acquisition, LLC, The Shareholders of Ravix Financial, Inc., Ravix Financial, Inc., Kingsway America, Inc. (solely with respect to Section 9.21), and Dan Saccani, as the Seller Representative, dated October 1, 2021 (included as Exhibit 10.1 to Form 8-K, filed October 4, 2021, and incorporated herein by reference).

10.18   Membership Interest Purchase Agreement by and among CSuite Acquisition, LLC, Arthur J. Cohen and Beth Garden, as Trustees of the Cohen Garden Trust dated July 13, 2015, Realized Potential, LLC, and Arthur J. Cohen, as the Sellers' Representative, dated November 1, 2022 (included as Exhibit 10.1 to the Form 8-K, filed November 2, 2022, and incorporated herein by reference).

10.19   Asset purchase agreement by and among Pegasus acquirer LLC, as buyer, Secure Nursing Service, Inc., as seller and Rafael Gofman, Ella Gofman And Zhanna Weiss, as the shareholders (included as Exhibit 10.1 to the Form 8-K, filed November 21, 2022, and incorporated herein by reference).

10.20   Purchase and Sale Agreement dated December 22, 2022, by and between TRT Leaseco, LLC, as Seller, and BNSF Dayton LLC, as Purchaser (included as Exhibit 10.1 to the Form 8-K, filed December 23, 2022, and incorporated herein by reference).

10.21   Second Amendment to Loan and Security Agreement, dated as of February 28, 2023, among Kingsway Warranty Holdings LLC, Trinity Warranty Solutions LLC, Geminus Holding Company, Inc., IWS Acquisition Corporation and PWI Holdings, Inc., as Borrowers, the other Loan Parties party thereto, and CIBC Bank USA, as Lender and as Issuing Lender. (included as Exhibit 10.24 to form 10-K, Filed March 8, 2023, and incorporated herein by reference).

10.22   Stock Purchase Agreement by and among Thomas J. Corney and TC Family 2023 LLC, as Sellers, and DDI Acquisition LLC, as Buyer, dated October 26, 2023 (included as Exhibit 10.1 to the Form 8-K, filed October 30, 2023, and incorporated herein by reference).

10.23   Third Amendment to Loan and Security Agreement, dated May 24, 2024, by and among CIBC Bank USA, Kingsway Warranty Holdings LLC, Trinity Warranty Solutions LLC, Geminus Holding Company, Inc., IWS Acquisition Corporation, PWI Holdings, Inc. and the other Loan Parties party thereto (included as Exhibit 10.1 to the Form 8-K, filed May 29, 2024, and incorporated herein by reference).

10.24	Form of Subscription Agreement - Legal Entity (included as Exhibit 10.1 to the Form 8-K, filed September 27, 2024, and incorporated herein by reference).
10.25	Form of Subscription Agreement - Individual Investor (included as Exhibit 10.2 to the Form 8-K, filed September 27, 2024, and incorporated herein by reference).
10.26	Membership Interest Purchase Agreement, dated as of September 26, 2024. by and among Steel Bridge Acquisition LLC, Image Solutions, LLC, Post IS Holdings, LLC and Garrett S. Williams* (included as Exhibit 10.3 to the Form 8-K, filed September 27, 2024, and incorporated herein by reference).
10.27	Credit Agreement, dated as of September 26, 2024, between Image Solutions, LLC, Steel Bridge Acquisition LLC and Avidbank* (included as Exhibit 10.4 to the Form 8-K, filed September 27, 2024, and incorporated herein by reference).
14	Kingsway Financial Services Inc. Code of Business Conduct & Ethics Inc. Code of Business Conduct & Ethics (included as Exhibit 14 to form 10-K, Filed March 16, 2018, and incorporated herein by reference).
19	Disclosure, Securities Trading and Confidentiality Policy.
21	Subsidiaries of Kingsway Financial Services Inc.
23	Consent of Plante & Moran, PLLC
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Incentive Compensation Clawback Policy (included as Exhibit 97.1 to the Form 10-K, filed March 5, 2024, and incorporated herein by reference).
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (embedded within the Inline XBRL Document and include in Exhibit 101)

* Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


KINGSWAY FINANCIAL SERVICES INC.


Date:	March 17, 2025	**By:**	*/s/ John T. Fitzgerald*
		Name:	John T. Fitzgerald
		Title:	Chief Executive Officer, President and Director (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ John T. Fitzgerald John T. Fitzgerald	Chief Executive Officer, President and Director	March 17, 2025
/s/ Kent A. Hansen Kent A. Hansen	Chief Financial Officer and Executive Vice President (principal financial officer and principal accounting officer)	March 17, 2025
/s/ Terence Kavanagh Terence Kavanagh	Chairman of the Board and Director	March 17, 2025
/s/ Charles Frischer Charles Frischer	Director	March 17, 2025
/s/ Gregory Hannon Gregory Hannon	Director	March 17, 2025
/s/ Doug Levine Doug Levine	Director	March 17, 2025
/s/ Corissa Porcelli Corissa Porcelli	Director	March 17, 2025
/s/ Joseph Stilwell Joseph Stilwell	Director	March 17, 2025

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